Form 10-K, Exhibit 13
period 1996-12-28
FOOTSTAR INC
filed 1997-03-28
CIK 1011308

Financial Review

                                      Management's Discussion and             18
                                      Analysis of Financial Condition
                                      and Results of Operations

                                      Independent Auditors' Report            22

                                      Consolidated Statements                 23
                                      of Operations

                                      Consolidated Balance Sheets             24

                                      Consolidated Statements                 25
                                      of Shareholders' Equity

                                      Consolidated Statements                 26
                                      of Cash Flows

                                      Notes to Consolidated                   27
                                      Financial Statements

                                      Summary of Quarterly Results            36

                                      Five-Year Financial                     37
                                      Summary

                                      Directors and Officers                  38

Footstar, Inc. and Subsidiary Companies
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's historical Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. Except as otherwise indicated, all dollar amounts herein are stated in millions.

The "Spin-Off"

Footstar, Inc. (the "Company") became an independent company after the Board of Directors of Melville Corporation ("Melville") approved the spin-off of its footwear operations. These businesses were comprised of Meldisco, a leading operator of leased footwear departments nationwide and abroad; Footaction, a mall-based branded athletic footwear and apparel chain; and Thom McAn which has been reported as discontinued operations. The spin-off was completed with the distribution (the "Distribution") on October 12, 1996, to Melville shareholders of record on October 2, 1996, of all the shares of the Company. The Distribution was made on the basis of .2879 shares of the Company's common stock for every one share of Melville Corporation common stock. A total of 30,533,883 shares of the Company's common stock was issued and began trading on the New York Stock Exchange on a when-issued basis on September 25, 1996.

General

Prior to the Distribution date, Meldisco, Footaction and Thom McAn each operated as a separate division of Melville. On June 3, 1996, Melville announced the discontinuance of the Thom McAn segment. Accordingly, the results of operations for the Thom McAn segment have been classified as discontinued operations for all periods presented. In connection with the discontinuation of Thom McAn, the Company recorded a pre-tax charge of approximately $85.0 million in the first quarter of 1996. The charge primarily relates to future operating losses during the wind-down period, lease buyouts, asset write-offs and severance. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company. Certain assumptions were made in preparing this financial information which may not necessarily reflect the results of operations or the financial condition of the Company had it been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

     Furthermore, the Company's operating profit from continuing operations for 1995 was negatively impacted by the recording of special pre-tax charges of $35.0 million in the fourth quarter of 1995. These pre-tax charges resulted from a comprehensive restructuring plan announced by Melville in October 1995 that included the spin-off of the Company. The restructuring component of this charge, amounting to $16.2 million, was for estimated tenancy and severance costs associated with the closing of 18 stores, as well as asset write-offs and other costs to be incurred from the strategic decision to outsource the Company's data processing function. In addition, the Company recorded an asset impairment charge of $7.5 million due to the early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Other one-time charges in connection with the Company's repositioning, including the recording of markdowns related to the discontinuation of certain product lines and other miscellaneous charges, were directly charged to operations and totaled $11.3 million.

     In the absence of these nonrecurring special charges, operating profit from continuing operations would have been $139.3 million in 1995 compared with $104.0 million as reflected in the Consolidated Statement of Operations.

     In 1995, the Company also changed its policy to expense internally developed software costs that were previously capitalized. The impact on 1995 was to reduce net income by $1.0 million. In addition, a $3.9 million reduction to net income was reported as the cumulative effect of a change in accounting principle.

Results of Operations
Net Sales
--------------------------------------------------------------------------------
($ in millions)               1996                1995                1994
--------------------------------------------------------------------------------

Company:

Net sales                 $1,672.3            $1,615.2            $1,612.8

Net sales % change
    from prior year            3.5%                0.1%                9.4%

Same store sales
    % change                   2.8%               (2.1%)               2.4%

Meldisco:

Net sales                 $1,156.6            $1,191.5            $1,280.5

Net sales % change
    from prior year           (2.9%)              (7.0%)               5.6%

Same store sales
    % change                  (2.0%)              (5.8%)               2.4%

% of consolidated
    net sales                 69.2%               73.8%               79.4%

Footaction:

Net sales                 $  515.7            $  423.7            $  332.3

Net sales % change
    from prior year           21.7%               27.5%               26.7%

Same store sales
    % change                  16.8%               13.1%                2.4%

% of consolidated
    net sales                 30.8%               26.2%               20.6%

Fiscal Years 1996, 1995 and 1994

Consolidated net sales for 1996 increased 3.5% over 1995. Footaction's continued success of its highly focused marketing and merchandising strategies, better in-stock position, and the increased consumer demand for athletic footwear and branded apparel enabled Footaction to have a record-setting year. 1996 net sales increased 21.7%, partially due to a 16.8% same store sales gain in addition to a 13.1% increase in 1995. During 1996, Footaction opened 51 new stores and added almost 300,000 square feet from new stores, expansions and relocations. Footaction's sales increase was offset by decreased sales at the Meldisco division. Meldisco's net sales for the year were $1,157 million compared to $1,192 million in 1995. Comparable store sales declined 2.0%. This decrease is attributable to store closings and a difficult first half of 1996 reflecting the sluggish discount footwear industry environment. Meldisco's second half performance improved resulting in positive same store sales for the last six months of 1996. Contributing factors to Meldisco's improvement were the introduction of the Cobbie Cuddlers line in August, Kmart's high-frequency remodeling program and better in-stock positions. Approximately 186 high-frequency conversions occurred during the year. In 1996, Meldisco's Kmart operations accounted for 66.6% and 96.3% of the net sales of the Company and Meldisco, respectively.

     Consolidated net sales in 1995 increased marginally above the 1994 level. Footaction's net sales grew by 27.5%, fueled by a 13.1% increase in same store sales and the opening or acquisition of 21 new stores, as well as the conversion of 11 additional stores to its new 4,000-6,500 square foot large store prototype. Footaction's same store sales increase was driven by the successful implementation of a new merchandise strategy more focused on "narrow and deep" assortments and by the strength of branded apparel. Footaction's sales performance was offset by a decline in Meldisco's net sales resulting from decreased same store sales due to a difficult retail environment from increased competition among department and discount stores and store closings. During 1995, Kmart closed 218 stores in which Meldisco operated a leased footwear department. For fiscal year 1995, Meldisco's Kmart operations accounted for 70.6% and 95.7% of the net sales of the Company and Meldisco, respectively.

Costs and Expenses
--------------------------------------------------------------------------------
(% of net sales)                        1996           1995           1994
--------------------------------------------------------------------------------
Cost of sales                           68.5%          69.6%          69.3%

Store operating, selling,
     general and administrative
     expenses*                          21.3%          21.2%          19.8%

Depreciation and
         amortization                    1.5%           1.2%           1.2%

*Includes allocations from Melville

Cost of Sales

Positive sales results at Footaction enabled this segment to leverage its fixed operating costs while reductions were noted in markdowns, store shrinkage and merchandise costs. As a result of Footaction's favorable cost improvements, consolidated cost of sales for 1996 decreased 110 basis points. Meldisco's cost of sales, as a percentage of sales, was relatively flat, as improvement in initial markons were offset by higher delivery and distribution center costs related to the start-up of new distribution facilities.

     Cost of sales increased as a percentage of consolidated net sales in 1995 as compared to 1994 due to the recording of additional markdowns at Meldisco as a result of declining sales in a generally weak retail environment as well as 218 Kmart store closings.

Footstar, Inc. and Subsidiary Companies
Management's Discussion and Analysis of Financial Condition and Results of Operations

Store Operating, Selling, General and Administrative Expenses

Store operating, selling, general and administrative expenses, as a percent of net sales for 1996, increased marginally over 1995. Costs incurred for the addition of functional areas required to support a stand-alone public company were partially offset by the improved operating leverage at Footaction.

     Store operating, selling, general and administrative expenses increased as a percentage of net sales in 1995 over 1994 primarily due to negative same store sales at Meldisco which hindered its ability to leverage its fixed costs. Another factor was $6.9 million of special charges recorded in connection with the Company's restructuring and other contingencies. These special charges were principally for the settlement of certain claims, as well as for asset write-offs related to the repositioning of the Company. See "General". This increase was partially offset by improved operating leverage at Footaction.

Operating Profit
--------------------------------------------------------------------------------
($ in millions)                      1996           1995           1994
--------------------------------------------------------------------------------
Operating profit before
     restructuring and asset
     impairment charges 1

Meldisco                           $102.7         $109.4         $147.1

Footaction                           49.6           18.3            9.6

Corporate 2                          (5.0)            --             --
                                   ------         ------         ------
                                    147.3          127.7          156.7

Restructuring and asset
     impairment charges                --           23.7             --
                                   ------         ------         ------
Operating profit                   $147.3         $104.0         $156.7
                                   ======         ======         ======

Operating profit as a
     % of net sales                   8.8%           6.4%           9.7%

1 Includes special charges recorded in connection with the Company's restructuring. Excluding these charges, operating profit for the fiscal year ended 1995 would have been $116.1 million for Meldisco, $23.2 million for Footaction, and $139.3 million for Footstar (or 8.6% of net sales).

2    Overhead costs incurred to support new stand-alone public company.

Operating profit for 1996 increased 41.6% over 1995. Footaction's growth in operating profit of 171% over 1995 was the result of sales growth from 16.8% same store sales and increased square footage that allowed Footaction to leverage fixed operating and overhead costs. As a result, operating profit as a percent of sales improved to 9.6% from 4.3% in 1995. Additionally, gross margin in 1995 included $4.9 million of special charges recorded in conjunction with Melville's restructuring announced in the fourth quarter of 1995. Meldisco's operating profit declined because of negative same store sales and increased costs due to start-up distribution issues associated with two new warehouse facilities and the impact of Kmart closing 218 stores in 1995.

     Operating profit in 1995 was adversely affected by the restructuring and asset impairment charges, asset write-offs related to the repositioning of the Company in anticipation of the Distribution and certain one-time charges. For a discussion of these charges see "General". Adjusting operating profit to exclude the effect of these charges, operating profit in 1995 would have been $139.3 million as compared to $156.7 million in 1994. This decline resulted principally from the decrease in operating performance of Meldisco due to a difficult retail environment and, to a lesser extent, Kmart store closings. An improvement in Footaction's operating performance driven primarily by a 13.1% same store sales increase partially offset these results.

Liquidity and Capital Resources
--------------------------------------------------------------------------------
($ in millions)                      1996           1995           1994
--------------------------------------------------------------------------------
Cash flows provided by
     operating activities 1        $212.1         $165.3         $136.2

Working capital 2                   259.4          200.0          294.7

Current ratio 2                       1.80x          1.91x          2.75x

Capital expenditures                 68.3           92.9           59.3

1 Cash flows from operating activities are stated before cash outlays in respect of minority interest of $63.8 million, $53.3 million and $38.1 million for the fiscal years ended 1996, 1995 and 1994, respectively. The cash flow amounts include after-tax interest income amounts of approximately $17.7 million, $27.0 million and $19.2 million for the fiscal years ended 1996, 1995 and 1994, respectively, related to intercompany accounts which were eliminated as of the Distribution.

2 1995 and 1994 working capital and current ratio excludes the Company's intercompany balance with Melville Corporation.



Net cash provided by operating activities totaled $212.1 million, $165.3 million and $136.2 million for 1996, 1995 and 1994, respectively, and continues to serve as the Company's primary source of liquidity. During the three years ended December 28, 1996, cash generated from operations exceeded cash requirements for capital additions and dividends to Melville Corporation and Kmart. Additionally, the Company has a credit agreement that provides for a $425 million unsecured revolving credit facility (the "Credit Facility") in place to meet its operating and discretionary spending requirements. As of December 28, 1996, there had been no direct borrowings under the Credit Facility and $171.4 million in letters of credit were outstanding under the Credit Facility.

     The Company's businesses are seasonal in nature. Peak selling periods coincide with Christmas, the Easter holiday and the back-to-school selling seasons. Working capital requirements vary with seasonal business volume and inventory buildups occurring prior to the peak periods. The Company expects that its current cash, together with cash generated from operations and the Credit Facility, will be adequate to fund its operating expenses, working capital needs, capital expenditures, projected growth and expansion plans and the cash needs associated with the discontinuance of Thom McAn. The Company currently maintains significant borrowing capacity to take advantage of growth and investment opportunities.

     Current assets, excluding the Melville intercompany receivable, were higher at December 28, 1996 as compared to the end of 1995 due to the increased cash and accounts receivable balances, of which $12.4 million represents funds collected within the first two months of 1997 from the sale of two warehouses. Inventories declined as the result of the discontinuance and closing of Thom McAn stores in 1996.

     The increase in current liabilities during 1996 compared to the end of 1995 was due to the recording of the discontinued operation reserves in 1996 and improved working capital management.

     The Company spent $68.3 million on capital expenditures in 1996 relating primarily to the opening, remodeling, relocation or expansion of Footaction stores, with the balance relating to the completion of the second state-of-the-art distribution facility for Meldisco and the continuing investment in strategic management information systems.

     Capital expenditures in 1995 were $92.9 million and related primarily to the construction of two state-of-the-art distribution facilities to be used by Meldisco. The balance of the 1995 capital expenditures related to strategic management information systems at Meldisco and Footaction and to the opening, remodeling, relocation or expansion of Footaction stores.

     The majority of the 1997 capital will be utilized for the expansion of Footaction, including a net of 74 new stores and 57 relocations and expansions. The remainder of the capital is committed to the investment in strategic management information systems.

     The Company expects that it will retain all available funds for operation and expansion of its business, and does not anticipate paying any cash dividends to shareholders in the foreseeable future. Prior to the Distribution and pursuant to the March 1996 amendment to the Master Agreement, Meldisco distributed to Kmart in April 1996 approximately $64 million representing Kmart's normal dividends and their minority interest in all of the undistributed retained earnings of the Meldisco Subsidiaries with respect to pre-1995 periods. This distribution was funded by a capital contribution from Melville in connection with the transfer of retained earnings to Melville and the elimination of the resulting intercompany indebtedness. Under its arrangement with Kmart, Meldisco will distribute to Kmart, in future periods, a portion of Meldisco Subsidiary profits representing Kmart's minority interest in the Meldisco Subsidiaries.

     The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to ratios of cash flow, fixed charge coverage and leverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of October 15, 1999. The Credit Facility has a direct borrowing sublimit of $200 million, a $400 million letter of credit sublimit, and at no time can the total indebtedness under the Credit Facility exceed $425 million.

     Effective March 1, 1997, the Company established the Funds Transfer Program whereby payment for merchandise will be effected by wire transfer of funds rather than through letters of credit. Participation in the program provides vendors with the opportunity to reduce bank fees in connection with letters of credit, streamline the documentation process for payment and enables them to determine the date on which they will be paid. This will also significantly reduce the size of the Company's letter of credit commitments within the Credit Facility, thereby reducing the letter of credit fees payable by the Company.

Independent Auditors' Report



To the Board of Directors and Shareholders of Footstar, Inc.:

We have audited the accompanying consolidated balance sheets of Footstar, Inc. and Subsidiary Companies as of December 28, 1996 and December 31, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Footstar, Inc. and Subsidiary Companies as of December 28, 1996 and December 31, 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 28, 1996 in conformity with generally accepted accounting principles.

     As discussed in the notes to consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective October 1, 1995 and changed its policy for accounting for the costs of internally developed software effective January 1, 1995.

/s/KPMG Peat Marwick LLP
------------------------

New York, New York
February 12, 1997

Footstar, Inc. and Subsidiary Companies
Consolidated Statements of Operations


--------------------------------------------------------------------------------
                                                  For the Years Ended
                                        December 28, December 31,  December 31,
($ in millions)                                 1996         1995         1994
--------------------------------------------------------------------------------
Net sales ..............................    $1,672.3     $1,615.2      $1,612.8

Cost of sales ..........................     1,144.7      1,124.5       1,117.8
                                            --------     --------      --------
Gross profit ...........................       527.6        490.7         495.0

Store operating, selling, general
    and administrative expenses ........       355.5        343.0         319.6

Depreciation and amortization ..........        24.8         20.0          18.7

Restructuring and asset impairment
    charges ............................          --         23.7            --
                                            --------     --------      --------
Operating profit .......................       147.3        104.0         156.7

Interest income, net ...................        14.4         21.1          15.4
                                            --------     --------      --------
Income from continuing operations
    before income taxes, minority
    interests and cumulative effect
    of change in accounting principle ..       161.7        125.1         172.1

Provision for income taxes .............        54.6         37.3          49.5
                                            --------     --------      --------
Income from continuing operations
    before minority interests and
    cumulative effect of change in
    accounting principle ...............       107.1         87.8         122.6

Minority interests in net income .......        36.0         38.4          51.9
                                            --------     --------      --------
Income from continuing operations
    before cumulative effect of change
    in accounting principle ............        71.1         49.4          70.7

Earnings (loss) from discontinued
    operations, net of income taxes
    (benefits) of $1.1, ($14.1)
    and $3.6 ...........................         0.8        (26.8)          6.0

Loss on disposal of discontinued
    operations, net of tax benefit
    of $31.4 ...........................       (53.6)          --            --
                                            --------     --------      --------
Income before cumulative effect
    of change in accounting principle ..        18.3         22.6          76.7

Cumulative effect of change in
    accounting principle, net ..........          --         (3.9)           --
                                            --------     --------      --------
Net income .............................    $   18.3     $   18.7     $    76.7
                                            ========     ========     =========

See accompanying notes to consolidated financial statements.

Footstar, Inc. and Subsidiary Companies
Consolidated Balance Sheets


--------------------------------------------------------------------------------
                                                   December 28,  December 31,
($ in millions, except for share amounts)                 1996           1995
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Current assets:

Cash and cash equivalents .........................     $164.6       $   26.3

Accounts receivable, net ..........................       77.7           56.1

Due from parent and other divisions ...............         --          710.8

Inventories .......................................      281.9          298.1

Prepaid expenses and other current assets .........       59.9           38.5
                                                        ------       --------
Total current assets ..............................      584.1        1,129.8

Property and equipment, net .......................      197.0          195.1

Goodwill, net of accumulated amortization
    of $4.2 at December 28, 1996 and $3.4
    at December 31, 1995 ..........................       28.8           29.6

Deferred charges and other noncurrent assets ......       22.2           33.7
                                                        ------       --------
Total assets ......................................     $832.1       $1,388.2
                                                        ======       ========

--------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------
Current liabilities:

Accounts payable ..................................     $ 79.8       $   75.1

Accrued expenses ..................................      215.6          143.9

Income taxes payable ..............................       29.3             --
                                                        ------       --------
Total current liabilities .........................      324.7          219.0

Long-term debt ....................................        0.2            0.2

Other long-term liabilities .......................       58.3           61.4

Minority interests in subsidiaries ................       65.0           93.8
                                                        ------       --------
Total liabilities .................................     $448.2       $  374.4
                                                        ------       --------
Shareholders' equity:

Common stock $.01 par value: 100,000,000
    shares authorized, 30,533,883 shares
    issued and outstanding ........................        0.3             --

Additional paid-in capital ........................      323.6             --

Equity adjustment from foreign
    currency translation ..........................       (0.4)            --

Retained earnings .................................       60.4             --
                                                        ------       --------
Total shareholders' equity ........................      383.9             --
                                                        ------       --------
Divisional equity .................................         --        1,013.8
                                                        ------       --------
Total liabilities and shareholders' equity ........   $  832.1       $1,388.2
                                                      ========       ========

See accompanying notes to consolidated financial statements.

Footstar, Inc. and Subsidiary Companies
Consolidated Statements of Shareholders' Equity


------------------------------------------------------------------------------------------------------------------------------------
                                                                                              Equity
                                                                                          Adjustment
                                                                            Additional  From Foreign
                                                              Common Stock     Paid-in      Currency       Retained       Divisional
($ in millions, except for share amounts)                   Shares   Amount    Capital   Translation       Earnings           Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1993 ......................                                                                      $  978.1

Net income ...........................................          --       --         --            --             --            76.7

Dividends paid to parent .............................          --       --         --            --             --           (31.3)

Translation adjustment ...............................          --       --         --            --             --            (1.3)

Melville capital infusion ............................          --       --         --            --             --            10.9
                                                          ----------   ----     ------         -----          -----        --------
Balance as of December 31, 1994 ......................          --       --         --            --             --        $1,033.1
                                                          ----------   ----     ------         -----          -----        --------
Net income ...........................................          --       --         --            --             --            18.7

Dividends paid to parent .............................          --       --         --            --             --           (38.2)

Translation adjustment ...............................          --       --         --            --             --             1.6

Melville capital withdrawal ..........................          --       --         --            --             --            (1.4)
                                                          ----------   ----     ------         -----          -----        --------
Balance as of December 31, 1995 ......................          --       --         --            --             --        $1,013.8
                                                          ----------   ----     ------         -----          -----        --------
Changes in shareholders' equity for the period ended October 12, 1996:

Net loss .............................................          --       --         --            --             --            (4.2)

Translation adjustment ...............................          --       --         --            --             --            (2.0)

Melville capital withdrawal ..........................          --       --         --            --             --          (646.2)

Distribution of Footstar, Inc.
         common stock by Melville ....................    30,533,883   $0.3     $323.6         $(0.4)         $37.9        $ (361.4)
                                                          ----------   ----     ------         -----          -----        --------
Balance as of October 12, 1996 .......................    30,533,883    0.3      323.6         $(0.4)          37.9              --
                                                          ----------   ----     ------         -----          -----        --------
Net income ...........................................          --       --         --            --           22.5              --
                                                          ----------   ----     ------         -----          -----        --------

Balance as of December 28, 1996 ......................    30,533,883   $0.3     $323.6         $(0.4)         $60.4              --
                                                          ----------   ----     ------         -----          -----        --------

See accompanying notes to consolidated financial statements.

Footstar, Inc. and Subsidiary Companies
Consolidated Statements of Cash Flows


--------------------------------------------------------------------------------
                                                    For the Years Ended
                                          December 28, December 31, December 31,
($ in millions)                                   1996         1995         1994
--------------------------------------------------------------------------------
Cash flows from operating activities:

Net income ...............................     $ 18.3        $ 18.7      $ 76.7

Adjustments to reconcile net
    income to net cash provided
    by (used in) operating activities:

Loss on disposal of
    discontinued operations ..............       85.0            --          --

Restructuring and asset
    impairment charges ...................         --          51.8          --

Cumulative effect of change in
    accounting principle .................         --           9.5          --

Minority interests in net income .........       36.0          38.4        51.9

Depreciation and amortization ............       29.8          26.7        25.9

Loss on disposal of fixed assets .........        2.3           7.6         7.9

Deferred income taxes ....................      (12.2)        (17.5)       12.2

Changes in operating assets and liabilities:

(Increase) in accounts
    receivable, net ......................       (9.2)         (3.5)       (9.5)

Decrease (increase) in inventories .......       16.2          64.7       (40.2)

Decrease (increase) in prepaid
    expenses, deferred charges
    and other assets .....................        0.2         (19.2)        1.1

Increase (decrease) in accounts
    payable and accrued expenses .........       20.3          (2.6)      (12.0)

Increase (decrease) in income
    taxes payable and other
    liabilities ..........................       25.4          (9.3)       22.2
                                               ------        ------      ------
Net cash provided by
    operating activities .................      212.1         165.3       136.2
                                               ------        ------      ------
Cash flows from (used in)
    investing activities:

Additions to property and equipment ......      (68.3)        (92.9)      (59.3)

Acquisitions, net of cash acquired .......         --          (1.5)       (0.4)

Proceeds from the sale or
    disposal of property
    and equipment ........................        3.4            --          --
                                               ------        ------      ------
Net cash (used in) investing
    activities ...........................      (64.9)        (94.4)      (59.7)
                                               ------        ------      ------
Cash flows from (used in) financing activities:

Dividends paid to parent .................         --         (38.2)      (31.3)

Dividends paid to minority
    interests ............................      (63.8)        (53.3)      (38.1)

(Decrease) increase in book
    overdrafts ...........................       (5.5)         16.4         6.4

Decrease (increase) in due
    from parent and other
    divisions ............................      710.8          16.6       (21.7)

Melville capital infusion
    (withdrawal) .........................     (646.2)         (1.4)       10.9

Other ....................................       (4.2)          1.4        (1.5)
                                               ------        ------      ------
Net cash (used in) financing
    activities ...........................       (8.9)        (58.5)      (75.3)
                                               ------        ------      ------
Net increase in cash and
    cash equivalent ......................      138.3          12.4         1.2

Cash and cash equivalents
    beginning of year ....................       26.3          13.9        12.7
                                               ------        ------      ------
Cash and cash equivalents
    end of year ..........................     $164.6        $ 26.3      $ 13.9
                                               ======        ======      ======

See accompanying notes to consolidated financial statements.

Footstar, Inc. and Subsidiary Companies
Notes to Consolidated Financial Statements



The Company

Footstar, Inc. (the "Company") became an independent company after the Board of Directors of Melville Corporation ("Melville") approved the spin-off of its footwear operations. These businesses were comprised of Meldisco, a leading operator of leased footwear departments nationwide and abroad; Footaction, a mall-based branded athletic footwear and apparel chain; and Thom McAn, which has been reported as discontinued operations. The spin-off was completed with the distribution (the "Distribution") on October 12, 1996, to Melville shareholders of record on October 2, 1996, of all the shares of the Company. The Distribution was made on the basis of .2879 shares of the Company's common stock for every one share of Melville Corporation common stock. A total of 30,533,883 shares of the Company's common stock was issued and began trading on the New York Stock Exchange on a when-issued basis on September 25, 1996.

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of all subsidiary companies. The minority interests represent the 49% participation of Kmart Corporation ("Kmart") in the ownership of substantially all retail subsidiaries of Meldisco formed or to be formed from July 1967 until July 1, 2012 for the purpose of operating leased shoe departments in Kmart stores. Interdivisional balances and transactions between the entities have been eliminated. The accompanying financial statements include the consolidated results of operations, assets and liabilities of the Company for the eleven weeks ended December 28, 1996 and the combined historical results of operation, assets and liabilities of the Company while a part of Melville Corporation for the 41 weeks ended October 12, 1996, and for the years ended December 31, 1995 and 1994. For simplicity of presentation, these financial statements are referred to as consolidated financial statements herein.

     Accounting Changes: The Board of Directors of the Company approved on December 5, 1996 a change to a fiscal year ending on the Saturday closest to December 31 from a calendar year. Fiscal 1996 ended on December 28, 1996 and fiscal 1997 will end January 3, 1998 and will be a 53-week year.

     On October 23, 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). The provisions of this statement are effective for fiscal years beginning after December 15, 1995. As permitted under SFAS No. 123, the Company has elected not to adopt the fair value- based method of accounting for its stock-based compensation plans, but continues to apply the provisions of APB Opinion No. 25 and related interpretations in accounting for its plans. The Company has adopted the disclosure requirements of SFAS No. 123 in fiscal 1996.

     Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). The reduction of depreciation and amortization expense due to the adoption of SFAS No. 121 was immaterial for fiscal years 1996 and 1995.

     Effective January 1, 1995, the Company changed its policy to expense internally developed software costs that previously were capitalized. The Company believes that this change results in a better matching of revenues and expenses. The impact on 1995, inclusive of discontinued operations, as a result of this change, exclusive of the cumulative effect of $3.9 million, was to reduce net income by $1.0 million.

     Basis of Presentation: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents: Cash equivalents consist of highly liquid instruments with maturities of three months or less and are stated at cost that approximates their fair market value. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities.

     Inventories: Inventories, principally finished goods, consist of merchandise purchased from domestic and foreign vendors and are carried predominantly at the lower of cost or market value, determined by the retail inventory method on a first-in, first-out (FIFO) basis.

     Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization of property and equipment are computed on a straight-line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Capitalized software costs are amortized on a straight-line basis over their estimated useful lives. Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustment on the asset and accumulated depreciation accounts of the items renewed or replaced.

Footstar, Inc. and Subsidiary Companies
Notes to Consolidated Financial Statements



     Impairment of Long-Lived Assets: When changes in circumstance warrant measurement, impairment losses for store fixed assets are calculated by comparing projected individual store cash flows over the lease term to the asset carrying values.

     Deferred Charges: Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

     Goodwill: The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight line basis over forty years. Impairment is assessed based on the profitability of the related business relative to planned levels.

     Store Opening and Closing Costs: New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

     Advertising Costs: The Company charges production costs of advertising to expense the first time the advertising takes place.

     Income Taxes: The Company and Melville Corporation have entered into a Tax Disaffiliation Agreement. Under the Agreement, the Company is generally responsible for any of its tax with respect to pre-spin periods, determined as if on a separate company basis. For periods subsequent to October 12, 1996, the Company will file its own federal and state tax returns.

     Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Foreign Currency Translation: The Company translates foreign currency financial statements by translating balance sheet accounts at the exchange rate as of the balance sheet date and income statement accounts at the average rate for the year. Translation gains and losses are recorded in shareholders' equity, and realized gains and losses are reflected in operations. The balance in the equity adjustment from foreign currency translation relates principally to the Company's operations in Mexico. Transaction gains and losses were insignificant in all periods.

     Postretirement Benefits: The Company provides a defined benefit health care plan for substantially all retirees who meet certain eligibility requirements. The annual cost of postretirement benefits is funded as it arises and the cost is recognized over an employee's term of service to the Company.

     Earnings Per Share: Earnings per share information has been omitted from the accompanying consolidated statements of operations since the Company was not a separate entity with its own capital structure until October 12,1996. See note "Pro Forma Financial Information" with respect to pro forma earnings per share data.

     Reclassifications:   Certain   reclassifications  have  been  made  to  the
consolidated financial statements of prior years to conform to the 1996 presentation.

Restructuring and Asset Impairment Charges

On October 24, 1995, Melville announced a comprehensive restructuring plan that included the spin-off of the Company and the outsourcing of certain information processing and telecommunication functions. In connection with the initiation of the plan, 18 stores were closed and a pre-tax charge of $23.7 million was recorded. Asset write-offs included in the charge totaled $19.9 million, while the balance required cash outlays, primarily in 1996. In connection with the various components of the plan, approximately 40 store employees were eliminated.

     The significant components of the restructuring and asset impairment charges, and the reserves remaining as of December 28, 1996 and December 31, 1995, relating to continuing operations, were as follows:

--------------------------------------------------------------------------------
                                             Recorded         Remaining
($ in millions)                                             1996       1995
--------------------------------------------------------------------------------
Lease obligations and
         fixed asset write-offs
         for store closings                     $ 3.8       $0.8       $3.6

Asset write-offs related
         to outsourcing                          12.2         --         --

Severance and other
         employee benefit vesting                 0.2         --        0.2
                                                -----       ----       ----
                                                 16.2        0.8        3.8

Asset impairment charge
         in connection with the
         adoption of SFAS No. 121                 7.5         --         --
                                                -----       ----       ----
Total                                           $23.7       $0.8       $3.8
                                                =====       ====       ====

     The net sales and operating losses in 1995 of the stores closed were approximately $7.0 million and $0.8 million, respectively.

Discontinued Operations

On June 3, 1996, Melville announced a plan to convert approximately 100 Thom McAn stores to Footaction stores and to exit the Thom McAn business. This plan is expected to be completed by mid-1997. In connection with this plan, the Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996. Accordingly, the results of operations for the Thom McAn segment have been classified as discontinued operations for all periods presented in the consolidated statements of operations.

     Discontinued operations accounted for 5.3% and 27.9% of total assets as of year end 1996 and 1995, respectively. The 1996 balance consists of a deferred tax asset and the 1995 assets consist of due from parent, inventory and property and equipment.

     Discontinued operations accounted for 20.7% and 13.9% of total liabilities as of year end 1996 and 1995, respectively. Liabilities in both years principally consist of reserves for restructuring and employee benefits.

     The following table summarizes the operating results of the discontinued operations for the fiscal years presented.

--------------------------------------------------------------------------------
($ in millions)              1996           1995           1994
--------------------------------------------------------------------------------
Net sales                  $187.6         $212.0         $227.1

Operating loss              (94.5)         (57.3)          (1.8)


     The loss on disposal of discontinued operations for 1996 included an $85.0 million pre-tax charge relating to future operating losses during the wind-down period, lease settlement costs, asset write-offs and severance.

     The significant components of the charge and the reserve remaining as of December 28, 1996 follow:

--------------------------------------------------------------------------------
($ in millions)                      Recorded      Remaining
--------------------------------------------------------------------------------
Lease obligations and
    fixed asset write-offs
    for store closings, home
    office and warehouse
    shutdowns                           $61.9          $45.0

Operating loss reserve                   21.1            7.6

Severance and other employee
    benefit vesting                       2.0            1.8
                                        -----          -----
Total                                   $85.0          $54.4
                                        =====          =====

     The loss from discontinued operations for the year ended December 31, 1995 includes $24.8 million of restructuring charges related to the consolidation of operations and closure of stores, as well as an asset impairment charge of $3.2 million related to the adoption of SFAS No. 121.

     The significant components of the restructuring and asset impairment charges, and the reserves remaining as of December 28, 1996 and December 31, 1995 are as follows:

--------------------------------------------------------------------------------
                                        Recorded           Remaining
($ in millions)                                       1996           1995
--------------------------------------------------------------------------------
Lease obligations and
    fixed asset write-offs
    for store closings, home
    office and warehouse
    shutdowns                            $17.6        $ 7.3         $17.6

Asset write-offs related
    to outsourcing                         0.3           --            --

Severance and other
    employee benefit
    vesting                                6.9          3.1           6.9
                                         -----        -----         -----
                                          24.8         10.4          24.5

Asset impairment
    charge in connection
    with the adoption
    of SFAS No. 121                        3.2           --            --
                                         -----        -----         -----
Total                                    $28.0        $10.4         $24.5
                                         =====        =====         =====

Accounts Receivable
Accounts receivable consisted of the following:

--------------------------------------------------------------------------------
($ in millions)                                 1996            1995
--------------------------------------------------------------------------------
Due from licensors                           $  36.2         $  31.8

Other                                           41.9            25.3
                                             -------         -------
                                                78.1            57.1

Less: Allowance for
    doubtful accounts                            0.4             1.0
                                             -------         -------
Total                                        $  77.7         $  56.1
                                             =======         =======

Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

--------------------------------------------------------------------------------
($ in millions)                             1996             1995
--------------------------------------------------------------------------------
Deferred income taxes                    $  53.9          $  30.7

Other                                        6.0              7.8
                                         -------          -------
Total                                    $  59.9          $  38.5
                                         =======          =======

Footstar, Inc. and Subsidiary Companies
Notes to Consolidated Financial Statements



Property and Equipment
Property and equipment consisted of the following:

--------------------------------------------------------------------------------
                                         Useful
                                          lives
($ in millions)                        (in yrs.)         1996        1995
--------------------------------------------------------------------------------
Land                                                   $  6.7      $  7.7

Buildings and improvements               10-40           32.2        55.6

Equipment and furniture                   5-10          160.5       174.3

Leasehold improvements                      10           56.7        78.3

Leased property under
    capital leases                          10            0.1         4.4
                                                       ------      ------
                                                        256.2       320.3
Less accumulated depreciation
    and amortization                                     59.2       125.2
                                                       ------      ------
Total                                                  $197.0      $195.1
                                                       ======      ======

Accrued Expenses
Accrued expenses consisted of the following:

--------------------------------------------------------------------------------
($ in millions)                                         1996        1995
--------------------------------------------------------------------------------
Taxes other than
    income taxes                                      $ 17.0      $ 11.6

Rent                                                    30.4        29.2

Salaries and compensated
    absences                                            13.2        10.4

Reserve for loss on disposal of
    discontinued operations                             54.4          --

Restructuring reserve                                   17.3        35.1

Professional fees                                        2.6        14.1

Capital expenditures                                     5.9        15.3

Other                                                   74.8        28.2
                                                      ------      ------
Total                                                 $215.6      $143.9
                                                      ======      ======

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

--------------------------------------------------------------------------------
($ in millions)                                 1996           1995
--------------------------------------------------------------------------------
Employee benefit costs                         $37.2          $46.0

Lease obligations for
    closed stores                                1.5            7.7

Other                                           19.6            7.7
                                               -----          -----
Total                                          $58.3          $61.4
                                               =====          =====

Long-Term Debt

The Company has a Credit Facility that provides for $425 million in unsecured revolving credit. As of December 28, 1996 there has been no direct borrowing under the Credit Facility. Interest on all borrowing is determined based upon several alternative rates as stipulated in the Credit Facility.

     The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to ratios of cash flow, fixed charge coverage and leverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of October 15, 1999. The Credit Facility has a direct borrowing sublimit of $200 million, a $400 million letter of credit sublimit, and at no time can the total indebtedness under the Credit Facility exceed $425 million. As of December 28, 1996 there was $171.4 million in letters of credit outstanding. In-transit inventory of $52.9 million as of December 28, 1996 is included in accounts payable and is still considered an outstanding letter of credit commitment.

Leases

The Company and its subsidiaries lease retail stores, warehouses and office facilities over periods generally ranging from five to fifteen years with options to renew such terms ranging from five to fifteen years.

     Net rental expense for all operating leases for the three years ended December 28, 1996 was as follows:

--------------------------------------------------------------------------------
($ in millions)                        1996         1995         1994
--------------------------------------------------------------------------------
Minimum rentals                      $ 80.0       $ 80.0       $ 70.6

Contingent rentals                    146.3        149.6        174.7
                                     ------       ------       ------
Total                                $226.3       $229.6       $245.3
                                     ======       ======       ======

     At December 28, 1996, the future minimum rental payments under operating leases, excluding lease obligations for closed stores, were as follows:

--------------------------------------------------------------------------------
Year                  Operating Leases
--------------------------------------------------------------------------------
1997                            $ 48.9

1998                              42.6

1999                              39.8

2000                              37.3

2001                              33.7

Thereafter                       109.7
                                ------
Total                           $312.0
                                ======

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for the fiscal years were as follows:

--------------------------------------------------------------------------------
($ in millions)                                  1996           1995
--------------------------------------------------------------------------------
Deferred tax assets:

Restructuring  reserves                         $36.5          $21.2

Inventories                                       6.1            6.8

Postretirement benefits                          12.9           17.0

Other                                            14.1            9.4
                                                -----          -----
Total deferred tax assets                        69.6           54.4
                                                =====          =====
Deferred tax liabilities:

Property and equipment                           13.3           10.1

Other                                             2.4            2.1
                                                -----          -----
Total deferred tax  liabilities                  15.7           12.2
                                                =====          =====
Net deferred tax  assets                        $53.9          $42.2
                                                =====          =====

     Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the net deferred tax assets.

     The provision for income taxes is comprised of the following:

--------------------------------------------------------------------------------
($ in millions)                1996           1995           1994
--------------------------------------------------------------------------------
Federal                       $44.3          $29.6          $40.0

State                          10.3            7.7            9.5
                              -----          -----          -----
Total                         $54.6          $37.3          $49.5
                              =====          =====          =====

     The provision for income taxes includes a net deferred charge of $7.8 million for December 28, 1996, and net deferred tax benefits of $15.0 million and $2.8 million for December 31, 1995 and 1994, respectively.

     Reconciliations of the effective tax rates to the U.S. statutory income tax rate are as follows:

--------------------------------------------------------------------------------
                                              1996        1995        1994
--------------------------------------------------------------------------------
Effective tax  rate                           33.8%       29.8%       28.8%

State income taxes, net
    of federal tax  benefit                   (4.1)       (4.0)       (3.6)

51% owned subsidiaries
    excluded from the
    consolidated federal
    income tax return                          6.1        11.4        10.1

Other                                         (0.8)       (2.2)       (0.3)
                                              ----        ----        ----
Statutory federal
    income tax  rate                          35.0%       35.0%       35.0%
                                              ====        ====        ====

Stock Incentive Awards

Effective on the Distribution, the Company adopted the 1996 Incentive Compensation Plan (the "Plan"). The Plan is designed to motivate and reward officers and key employees for outstanding service, by providing awards that are linked to the Company's performance and the creation of shareholder value. Under the Plan, a maximum of 3,100,000 shares, plus 10% of the number of any shares newly issued by the Company (excluding issuances under the Plan or any other compensation or benefit plan of the Company) may be issued in connection with stock options, restricted stock, incentive stock, deferred stock or other stock-based awards.

     Stock options under the Plan may not be awarded at less than the fair market value on the date of grant. Generally, options are exercisable in installments of 20% beginning one year from date of grant and expire ten years after the grant date, provided the optionee continues to be employed by the Company. During 1996, the Company granted options to purchase 616,500 shares of Common Stock under the Plan at a price of $21.12 per share. In 1996, no options expired or were exercised and 1,050 were forfeited. At December 28, 1996, there were no exercisable options.

     In connection with the spin-off, 171,212 deferred stock units were granted to certain officers and key employees. The units vest five years from date of grant, provided the executive continues to be employed by the Company. The market value of these shares has been recorded as unearned compensation of $3.6 million and is being amortized to expense over the five-year vesting period. Approximately $0.2 million was charged to expense in 1996.

     The Plan also permits the granting of performance share units, representing rights to receive cash and/or common stock of the Company based upon certain performance criteria generally over a three-year performance period, and restricted share units, representing rights to receive cash and/or common stock of the Company based upon certain performance criteria over a one-year performance period. Compensation expense related to grants under these provisions is based on current market price of the Company's common stock at the date of grant and the extent to which performance criteria are being met. It is recorded as unearned compensation and amortized to expense over the vesting period which ranges from five years to expected retirement date of the employees.

Footstar, Inc. and Subsidiary Companies
Notes to Consolidated Financial Statements

     Effective on the Distribution, the Company adopted the 1996 Non-Employee Director Stock Plan (the "Director Plan"). The Director Plan is intended to assist the Company in attracting and retaining highly qualified persons to serve as non-employee directors and to more closely align such directors' current and ongoing interests with those of the Company's stockholders by providing a significant portion of their total compensation in the form of Company Stock. A total of 200,000 shares of Company Common Stock are reserved and available for issuance under the Director Plan. Any person who becomes an eligible director receives an initial grant to purchase 2,000 shares of common stock. All options are awarded at the fair market value on the date of grant. Options are exercisable in installments of 20% beginning one year from date of grant and expire 10 years after grant date. During 1996, the Company granted options to purchase 10,000 shares of common stock under the Director Plan at a price of $21.12. In 1996, no options were expired, exercised or forfeited. At December 28, 1996, there were no exercisable options.

     The 1996 Director Plan also provides for automatic grants of 2,000 stock units ("Stock Units") to each non-employee director on the Distribution and thereafter to each person who, at the close of business on the date of each annual meeting of the Company's shareholders commencing in 1997, is a non-employee director. Each Stock Unit represents the right to receive one share of Company Common Stock at the end of a specified period. Fifty percent of such Stock Units will vest six months and a day after the grant date, provided the non-employee director has not ceased to serve as a director for any reason other than death, disability, or retirement. The remaining fifty percent of such Stock Units vest at date of grant and will be paid upon the later of ceasing to be a director or attaining age 65, provided that settlement of such Stock Units shall be accelerated in the event of death, disability, or a Change in Control. During 1996, 10,000 Stock Units were granted.

     At December 28, 1996 shares available for grant under the Plan totaled 2,313,338 and 180,000 shares of stock were available for grant under the Director's Plan.

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the company's other stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced by approximately $0.2 million, or $.01 per share. The fair value of the options granted during 1996 is estimated as $9.41 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: volatility of 30.0%, risk-free interest rate of 6.2%, assumed forfeiture rate of 0.0%, and an expected life of six and a half years.

401(k) Profit Sharing Plan

The Company has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is also a defined contribution plan, contains a profit sharing component, with tax -deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code Section 401(d). Under the 401(k) component, the Company matches a portion of the employee's contribution under a pre-determined formula based on the level of contribution and years of vesting service.

     Contributions to the plan by the Company for both profit sharing and matching of employee contributions were approximately $3.3 million, $2.3 million and $2.0 million for the years ended 1996, 1995, and 1994, respectively.

Postretirement Benefits

Prior to the spin-off, Melville provided postretirement health benefits. Subsequent to the spin-off on October 12, 1996, the Company provides postretirement health benefits for retirees who meet certain eligibility requirements.

     The weighted average discount rates used to determine the accumulated postretirement benefit obligation ("APBO") were 7.5% and 6.89% at December 28, 1996 and December 31, 1995, respectively. The following table reflects the Company's accrued postretirement benefit costs:

--------------------------------------------------------------------------------
($ in millions)                                     1996        1995
--------------------------------------------------------------------------------
Accumulated postretirement
    benefit obligation:

Retirees                                           $17.1       $13.0

Fully eligible active
    plan participants                                0.9         1.3

Other plan participants                              5.2        12.5
                                                   -----       -----
                                                    23.2        26.8

Unrecognized prior
    service cost                                     6.5        11.6

Unrecognized net gain                                4.9         7.5
                                                   -----       -----
Accrued postretirement
    benefit cost included in
    other long-term liabilities                    $34.6       $45.9
                                                   =====       =====

Effective in December 1992, the Company amended these plans to terminate certain benefits, resulting in a prior service gain of $14.8 million to be amortized over 13 years. The Company's net periodic cost, inclusive of discontinued operations, for the years ended December 28, 1996, December 31, 1995 and 1994 was as follows:

--------------------------------------------------------------------------------
($ in millions)                                  1996      1995      1994
--------------------------------------------------------------------------------
Interest expense                                $ 1.7     $ 1.8     $ 1.7

Service cost (net of prior
    service gain amortization)                   (0.4)      0.5)     (0.3)

Amortization of gains                            (0.3)     (0.3)       --
                                                -----     -----     -----
                                                $ 1.0     $ 1.0     $ 1.4
                                                =====     =====     =====

For measurement purposes, an 8.6% increase in the cost of covered health care benefits was assumed for 1996. The rate was assumed to decline gradually to 5% in the year 1999 and remain at that level thereafter. A 1% increase in the health-care cost trend rate would increase the APBO at December 28, 1996 by $3.4 million and the 1996 annual expense by $0.4 million.

Supplemental Executive Retirement Plan

The Company has an unfunded Supplemental Executive Retirement Plan ("SERP"). Expense related to the SERP was $0.6, $0.4 and $0.2 in fiscal years 1996, 1995 and 1994, respectively.

Loans

The weighted average interest rate on loans to Melville for the period from January 1 to October 12, 1996 and the years ended December 31, 1995, and 1994 was 5.2%, 5.7% and 4.2%, respectively. The related interest income earned by the Company on such loans was $13.7 million, $20.9 million and $15.5 million in 1996, 1995 and 1994, respectively.

Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's combined financial position, results of operations or liquidity.

Countervailing Duty

The U.S. Customs Service charged Brazilian companies of unfair trading practices during 1980 and 1981, when the Brazilian government was allegedly subsidizing its shoe manufacturers, and imposed an additional duty (the "countervailing duty") on all shoes imported from Brazil by U. S. Companies during this time period. The Company accrued approximately $7.0 million for the estimated liability related to this matter between 1981 and 1988.

     In December 1994, the GATT Uruguay Round Agreements Act contained provisions that effectively ended the Brazil countervailing duty. Accordingly, the Company reversed the entire accrual, which is reflected in the 1994 consolidated statement of operations.

Footstar, Inc. and Subsidiary Companies
Notes to Consolidated Financial Statements



Meldisco's Relationship with Kmart

For the year ended December 28, 1996 and the fiscal year ended December 31, 1995, Meldisco's Kmart operations represented 96.3% and 95.7%, respectively, of Meldisco's net sales. These operations represented 66.6% and 70.6% respectively, of the Company's consolidated net sales during the same periods. The business relationship between Meldisco and Kmart is very significant to the Company and the loss of Meldisco's Kmart operations would have a material adverse effect on the Company.

     The Company's arrangement with Kmart is governed by a Master Agreement effective as of July 1, 1995 and amended as of March 1996. The Master Agreement provides the Company with the non-transferable exclusive right and license to operate a footwear department in each applicable Kmart store. The initial term of the Master Agreement expires July 1, 2012 and is renewable thereafter for 15-year terms, unless terminated earlier as provided in the Master Agreement.

Pro Forma Financial Information

The following table represents a comparison of the Company's pro forma consolidated condensed statements of operations to the actual results for the year ended December 28, 1996. Pro forma results assume that the Distribution and related transactions and events occurred as of the beginning of 1996. Pro forma financial information is presented for informational purposes only and may not reflect the future results of the Company or what the results would have been had the Company been operated as a separate company.

--------------------------------------------------------------------------------
($ in millions, except per share data)               Historical      Pro Forma
--------------------------------------------------------------------------------
Net sales                                              $1,672.3       $1,672.3

Cost of sales                                           1,144.7        1,144.7
                                                       --------       --------
Gross profit                                              527.6          527.6

Store operating, selling, general
    and administrative expenses                           355.5          363.1

Depreciation and amortization                              24.8           24.8
                                                       --------       --------
Operating profit                                          147.3          139.7

Interest income, net                                       14.4            0.7
                                                       --------       --------
Income from continuing
    operations before income

taxes and minority interests                              161.7          140.4

Provision for income taxes                                 54.6           46.2
                                                       --------       --------
Income from continuing
    operations before
    minority interests                                    107.1           94.2

Minority interests in
    net income                                             36.0           36.0
                                                       --------       --------
Income from continuing
    operations                                         $   71.1       $   58.2
                                                       ========       ========

Weighted average shares
    outstanding (in millions)                                             30.6
                                                                      ========
Earnings per share                                                    $   1.90
                                                                      ========

     The pro forma results have been derived from the historical financial results and principally reflect the following:

     a) The elimination of the Melville expense allocation and the anticipated net increase in overhead to add functional areas required to be a stand-alone public company.

     b) The elimination of net interest income relating to intercompany balances due to the recapitalization of the Company.

     c)   The  net  change  in  provision  for  income  taxes.   The  pro  forma
          adjustments were tax effected at 39%, which approximates the Company's blended statutory rate.

     d) Pro forma earnings per common share assumes that the common stock issued on the Distribution date had been issued at the beginning of 1996, after giving effect to common stock equivalents arising from deferred stock awards.

Segment Information

The Company is a retailer conducting business through retail stores in two business segments: Meldisco in discount footwear and Footaction in branded athletic footwear and apparel. Information about operations for each of these segments is summarized as follows:

--------------------------------------------------------------------------------
                                                   For the Years Ended
                                       December 28,  December 31,   December 31,
($ in millions)                                1996          1995           1994
--------------------------------------------------------------------------------
Meldisco:

Net sales ............................    $1,156.6       $1,191.5       $1,280.5

Operating profit1 ....................       102.7           99.5          147.1

Identifiable assets at year end 2 ....       405.3          885.9          864.4

Depreciation and amortization ........         8.7            4.6            5.9

Additions to property and equipment ..        28.5           75.2           14.1

Footaction:

Net sales ............................       515.7          423.7          332.3

Operating profit1 ....................        49.6            4.5            9.6

Identifiable assets at year end 2 ....       228.7          119.3          107.2

Depreciation and amortization ........        16.1           15.4           12.8

Additions to property and equipment ..        38.9           13.2           32.4

Corporate:

Net sales ............................          --             --             --

Operating profit .....................        (5.0)            --             --

Identifiable assets at year end ......       154.0             --             --

Depreciation and amortization ........          --             --             --

Additions to property and equipment ..          --             --             --

Consolidated:

Net sales ............................     1,672.3        1,615.2        1,612.8
                                          --------       --------       --------
Operating profit1 ....................       147.3          104.0          156.7

Interest income, net .................        14.4           21.1           15.4
                                          --------       --------       --------
Earnings before income taxes
     and minority interests ..........    $  161.7       $  125.1       $  172.1
                                          --------       --------       --------
Identifiable assets at year end 2 ....    $  788.0       $1,005.2       $  971.6

Assets of discontinued operations ....        44.1          383.0          420.9
                                          --------       --------       --------
Total assets at year end .............    $  832.1       $1,388.2       $1,392.5
                                          --------       --------       --------
Depreciation and amortization ........    $   24.8       $   20.0       $   18.7
                                          --------       --------       --------
Additions to property and equipment ..    $   67.4       $   88.4       $   46.5

Additions  to property and equipment
     of discontinued operations ......         0.9            4.5           12.8
                                          --------       --------       --------
Total additions to property
     and equipment ...................    $   68.3       $   92.9       $   59.3
                                          --------       --------       --------

Operating  profit  is  defined  as  total  revenues  less  operating   expenses.
Identifiable assets include those assets directly related to each segment's operations.

1 Includes special charges recorded in connection with the Company's restructuring. Excluding these charges, operating profit for the fiscal year ended 1995 would have been $116.1 million for Meldisco, $23.2 million for Footaction, and $139.3 million for the consolidated Company.

2    Both 1995 and 1994 include the intercompany balance with Melville.

Footstar, Inc. and Subsidiary Companies
Notes to Consolidated Financial Statements



Summary of Quarterly Results (Unaudited)

Summary data for the years ended December 28, 1996 and December 31, 1995 is as follows:

----------------------------------------------------------------------------------------------------
($ in millions)                  1st Quarter   2nd Quarter   3rd Quarter   4th Quarter         Total
----------------------------------------------------------------------------------------------------
Net sales

1996 ..............................   $336.9        $419.0        $432.7        $483.7      $1,672.3

1995 ..............................    325.8         421.8         412.4         455.2       1,615.2

Gross profit

1996 ..............................   $ 93.6        $138.1        $135.1        $160.8      $  527.6

1995 ..............................     90.2         130.0         125.3         145.2         490.7

Income from continuing
    operations before cumulative
    effect of change in
    accounting principle

1996 ..............................   $  6.1        $ 22.2        $ 19.0        $ 23.8      $   71.1

1995 ..............................      5.6          20.6          17.9           5.3          49.4

Income (loss) before
    cumulative effect of change
    in accounting principle

1996 ..............................   $(48.5)       $ 24.0        $ 19.0        $ 23.8      $   18.3

1995 ..............................      1.6          21.3          18.3         (18.6)         22.6

Net income (loss)

1996 ..............................   $(48.5)       $ 24.0        $ 19.0        $ 23.8      $   18.3

1995 ..............................     (2.3)         21.3          18.3         (18.6)         18.7

Market Information

The Company's common stock began trading on a when-issued basis on September 25, 1996. During the period September 25, 1996 through December 28, 1996, the stock traded at a price between $19.50 and $27.00 per share. As of December 28, 1996, there were 5,285 shareholders of record.

Supplemental Cash Flow Information

Cash payments for income taxes and interest for the three years ended December 28, 1996 were as follows:

--------------------------------------------------------------------------------
($ in millions)                                       1996     1995     1994
--------------------------------------------------------------------------------
Income taxes ...................................      $7.6    $52.8    $40.6

Interest (net of amounts capitalized) ..........      $0.4    $ 0.3    $ 0.6

Footstar, Inc. and Subsidiary Companies
Five-Year Financial Summary



Five-Year Historical Financial Summary

-----------------------------------------------------------------------------------------------------------
($ in millions)                           1996           1995            1994           1993          1992
-----------------------------------------------------------------------------------------------------------
Statement of Operations Data

Net sales .........................   $1,672.3       $1,615.2        $1,612.8       $1,474.8      $1,413.8

Cost of sales .....................    1,144.7        1,124.5         1,117.8        1,011.7         971.5
                                      --------       --------        --------       --------      --------
Gross profit ......................      527.6          490.7           495.0          463.1         442.3

Store operating, selling, general
and administrative expenses .......      355.5          343.0           319.6          287.0         266.7

Depreciation and amortization .....       24.8           20.0            18.7           13.7          10.5

Restructuring and asset
impairment charges ................         --           23.7              --             --            --
                                      --------       --------        --------       --------      --------
Operating profit1 .................      147.3          104.0           156.7          162.4         165.1

Interest income, net ..............       14.4           21.1            15.4           11.7          12.5

Provision for income taxes ........       54.6           37.3            49.5           53.7          54.8

Minority interests in net income ..       36.0           38.4            51.9           47.3          53.8

(Loss) earnings from discontinued
operations, net 2 .................      (52.8)         (26.8)            6.0            5.0         (45.2)

Cumulative effect of changes in
accounting principle, net 3 .......         --           (3.9)             --             --         (22.1)
                                      --------       --------        --------       --------      --------
Net income ........................   $   18.3       $   18.7        $   76.7       $   78.1      $    1.7
                                      --------       --------        --------       --------      --------
Balance Sheet Data

Current assets:

Cash and cash equivalents .........   $  164.6       $   26.3        $   13.9       $   12.7      $   10.0
Due from parent and
other divisions ...................         --          710.8           727.7          706.1         731.8

Inventories .......................      281.9          298.1           347.3          307.1         299.4

Other .............................      137.6           94.6           101.8          103.8         128.2
                                      --------       --------        --------       --------      --------
Total current assets ..............      584.1        1,129.8         1,190.7        1,129.7       1,169.4

Property and equipment, net .......      197.0          195.1           163.9          133.0         110.7

Other assets ......................       51.0           63.3            37.9           38.9          40.4
                                      --------       --------        --------       --------      --------
Total assets ......................      832.1        1,388.2         1,392.5        1,301.6       1,320.5
                                      --------       --------        --------       --------      --------
Current liabilities ...............      324.7          219.0           168.3          135.1         159.1

Other liabilities .................       58.5           61.6            82.4           94.5         124.4

Minority interests in
subsidiaries ......................       65.0           93.8           108.7           93.9         100.2

Divisional equity .................         --        1,013.8         1,033.1          978.1         936.8

Shareholders'  equity .............      383.9             --              --             --            --

1 Amounts in 1995 also reflect certain non-recurring special charges. Operating profit in 1995 excluding the effect of these charges would have been $139.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

2 The Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996 for the discontinuation of Thom McAn.

3 The charge in 1995 was for the write-off, effective January 1, 1995, of internally developed software costs that were previously capitalized. The charge in 1992 was for the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992.

Directors

Dr. George S. Day
Professor of  The Wharton School
of the University of Pennsylvania

Stanley P. Goldstein
Chairman and Chief Executive Officer
of CVS Corporation

Terry R. Lautenbach
Former Senior Vice President
of IBM Corporation

Bettye Martin Musham
President and Chief Executive Officer
of GEAR HOLDINGS, INC.

Kenneth S. Olshan
Former Chairman and
Chief Executive Officer
of Wells Rich Greene BDDP

J.M. Robinson
Chairman of the Board,
Chief Executive Officer and
President of the Company

M. Cabell Woodward, Jr.
Former Vice Chairman,
Chief Financial Officer and a
Director of ITT Corporation


Officers

Footstar, Inc.

J.M. Robinson
Chairman of the Board,
Chief Executive Officer
and President

Carlos E. Alberini
Senior Vice President and
Chief Financial Officer

Vice Presidents
Joseph C. Caracappa,
  Chief Information Officer

Joseph P. Couture, Tax

James T. DeVeau, Logistics

Maureen Richards,
  General Counsel and
  Corporate Secretary

Donald V. Roach,
  Corporate Controller

Marc G. Schuback,
  Assistant General Counsel
  and Assistant Corporate
  Secretary

Brian M. Szames, Treasurer

Meldisco
933 MacArthur Boulevard
Mahwah, NJ 07430

Jeffrey A. Shepard
President and
Chief Executive Officer

Senior Vice Presidents
Glenn D. Mathieu
Randall S. Proffitt

Vice Presidents
Gerald R. Bahlman
Rosemary E. Donahue
Kenneth G. Eckert
Michael E. Hills
Paul J. Holveck
Melville A. Lambert
Robert M. Livorsi
John M. Shaw
Stuart H. Smith
John L. Swem
Gary D. Thomas
Paul J. Trzynka
Leopold J. Van Ree
Henry A. Wansing


Footaction
7880 Bent Branch Drive
Irving, T  75063

Ralph T. Parks
President and
Chief Executive Officer

Senior Vice Presidents
Charles M. Albert
Keith Daly
Homer L. Greer

Vice Presidents
Rick L. Bergien
Steven K. Carnley
Timothy B. Cincotta
Paul L. Dorcas
Nissan Joseph
Eric J. Luthro
Mark W. Mayer
Jose A. Palacios
Timothy S. Renberg
William L. Reynolds, Jr.