Form 10-K, Exhibit 13
period 1998-01-03
FOOTSTAR INC
filed 1998-04-03
CIK 1011308

[PHOTO OMITTED]

Footstar

1997 Annual Report

CONTENTS

Financial Highlights                              1
To Our Shareholders                               2
Operating Review
  Footstar                                        5
  Footaction                                     10
  Meldisco                                       14
Footstar at a Glance                             18
Management's Discussion and Analysis             20
Independent Auditors' Report                     24
Consolidated Financial Statements                25
Notes to Consolidated Financial Statements       29
Five-Year Historical Financial Summary           40

ON THE COVER

From toddlers to teenagers, construction workers to working moms, Footstar fits! Through our two businesses - Footaction and Meldisco - we deliver footwear fashion, quality and value to people in all walks of life, every day.

[GRAPHIC OMITTED]

WE ARE FOOTSTAR

    We accomplished a great deal in 1997, our first full year as a stand-alone company. Among the highlights:

o We reported net sales of $1,795 million, representing a 7.3 percent increase over last year, and net income before restructuring charges increased to $68.5 million, up 17.7 percent over last year on a comparable basis.

o We met our objectives of opening 82 new Footaction stores and converting 52 existing stores to our exciting new expanded format. Meldisco's shoe department in Kmart stores was relocated in 478 Big Kmart newly remodeled high-frequency stores.

o We launched a new line of Thom McAn(R) men's shoes in Kmart stores, complementing our highly successful Cobbie Cuddlers(R) brand of women's shoes.

o We made significant progress in our efforts to become the low cost operator of our industry. We dramatically reduced our administrative expenses and announced plans to consolidate Footaction and Meldisco distribution networks and establish a new service center to centralize accounting and other functions.

o We announced and aggressively executed an ambitious stock repurchase program for approximately 10 percent of the shares outstanding. Furthermore, our financial position was so strong at the end of fiscal 1997 that a second stock repurchase program for 3.4 million shares was announced.

o We successfully completed the closedown of the Thom McAn chain and announced the reversal of $34 million of a reserve established for its disposition.

COMPANY PROFILE

Footstar is one of the largest specialty footwear retailers in the United States, comprising two complementary businesses: Footaction and Meldisco. Footaction is a high-growth national chain of 550 mall-based, branded athletic footwear and apparel stores. Meldisco is a market leader in discount footwear, operating more than 2,500 leased shoe departments primarily in Kmart stores across the country.

      Footstar became an independent, publicly held company as a result of the spin-off of footwear operations from Melville Corporation in October 1996.

FINANCIAL HIGHLIGHTS

                                                      Historical                                 Pro Forma
                                       ---------------------------------------    ---------------------------------------
($ in millions, except per share data)     1997          1996          1995         1997(1)        1996(2)       1995(2)
------------------------------------------------------------------------------    ---------------------------------------
OPERATING RESULTS

Sales
Footstar                                 $1,794.9      $1,672.3      $1,615.2      $1,794.9       $1,672.3      $1,615.2
   Footaction                               607.7         515.7         423.7         607.7          515.7         423.7
   Meldisco                               1,187.2       1,156.6       1,191.5       1,187.2        1,156.6       1,191.5
------------------------------------------------------------------------------    ---------------------------------------
Operating profit
Footstar                                    133.8         147.3         104.0         149.5          139.7         115.1
   Footaction                                41.2          49.6           4.5          53.0           49.6          18.3
   Meldisco                                 105.0         102.7          99.5         105.0          102.7         109.4
------------------------------------------------------------------------------    ---------------------------------------
Net income from continuing operations    $   58.6      $   71.1      $   49.4      $   68.5       $   58.2      $   43.5
------------------------------------------------------------------------------    ---------------------------------------
Diluted earnings per share from
   continuing operations                 $   1.99                                  $   2.32       $   1.90      $   1.42
------------------------------------------------------------------------------    ---------------------------------------

(1) Fiscal year 1997 is presented on a historical basis excluding a $15.7 million restructuring charge in the fourth quarter.

(2) The pro forma information presented has been adjusted to reflect the anticipated net increase in corporate overhead and the elimination of net interest income relating to intercompany balances due to the recapitalization of the Company. The 1995 pro forma information excludes $23.7 million of restructuring and asset impairment charges.
--------------------------------------------------------------------------------
 [The following tables were represented by bar graphs in the printed material.]

                                               1995         1996         1997
                                               ----         ----         ----
Sales (in millions)                         $1,615.2     $1,672.3     $1,794.9
Income from Continuing
 Operations(3) (in millions)                   $43.5        $58.2        $68.5
Return on Equity(3)                              15%          18%          18%
Diluted Earnings per
 Share(3)                                      $1.42        $1.90        $2.32

(3) Pro forma basis as described in Note 2. For 1997, it represents earnings on a historical basis excluding a $15.7 million restructuring charge.


                                                                FOOTSTAR, INC. 1

TO OUR SHAREHOLDERS

For Footstar, 1997 was a solid, profitable year. Despite a challenging retail environment, we ended our first full year as an independent company in excellent shape. We posted significant gains in both operating income and earnings per share before restructuring charges, and we maintained a very strong cash position.

      We managed inventory very well, with year-end levels below plan. We set the stage for lower operating costs and capital savings in the future by announcing plans to combine Footaction's and Meldisco's distribution networks. We also began an initiative to consolidate accounting operations for both businesses in a new, shared services center near Dallas.

      In 1997, Footstar generated significant value for our shareholders. We completed the Thom McAn disposition at a significantly lower cost than estimated, resulting in the reversal of $34 million from a discontinued operations reserve established in 1996. We repurchased 2.7 million Footstar shares and announced our board's authorization to repurchase up to an additional
3.4 million shares.

Solid financial performance

We're very pleased with Footstar's 1997 financial results. Net sales from continuing operations for the year increased 7.3 percent to $1,795 million, up from $1,672 million in 1996. Footstar's same store sales in 1997 increased 0.3 percent over 1996.

      Net income from continuing operations for 1997, before restructuring charges, was $68.5 million compared to 1996 pro forma income from continuing operations of $58.2 million, an increase of 17.7 percent. On the same basis, diluted earnings per share were $2.32 in fiscal 1997 versus $1.90 in fiscal 1996, up 22.1 percent due to the net earnings increase coupled with the impact of our share repurchase.

      Footstar's balance sheet remained strong in 1997. We ended the year with no debt and $152.2 million in cash after repurchasing our stock. This positions us effectively to continue our expansion plans and fund other vehicles to generate value for our shareholders.

Footaction - Meeting the challenge

Even though 1997 was a difficult year in the athletic footwear and apparel business with fashion weakness causing sales declines across the industry, we were able to anticipate the slowdown and protect our bottom line through aggressive inventory management and expense control. At the same time, we met our objectives for expansion, opening 82 new stores and converting 52 existing stores to our new, larger format.

      Footaction's total sales in 1997 grew 17.8 percent to $608 million from $516 million in 1996. After several consecutive years of explosive growth, Footaction's 1997 same store sales declined 2.5 percent from 1996 levels. Despite this decline in same store sales, Footaction posted an operating profit in 1997 of $53.0 million excluding restructuring charges, an increase of 6.9 percent over 1996. We are very pleased that, in a year that ended softer than it began, Footaction delivered profit growth.

      We continue to be extremely optimistic about Footaction's potential. As of year-end 1997, we operated 550 stores throughout the United States and the Caribbean region. We currently plan to bring that to a total of 669 by the end of the century.

Meldisco - Succeeding with premium brands at the Big Kmart

Meldisco is a major player in the discount footwear segment, with approximately 2,500 locations and


2  FOOTSTAR, INC.

[PHOTO OMITTED]

J.M. Robinson
Chairman of the Board,
Chief Executive Officer and President

a 16 percent market share nationwide. We had a very encouraging year in 1997, continuing to grow our business in the improving Kmart environment. The combination of highly successful new Meldisco brands and our improved location in Kmart's new "Big K" format resulted in a year of sales growth for the business. Meldisco total sales for 1997 were $1,187 million compared to $1,157 million in 1996. Total sales increased 2.7 percent for 1997 and same store sales grew 1.4 percent.

      To take maximum advantage of increased traffic in Kmart stores and to meet today's customer demands, a key element of our strategy is to introduce new, nationally recognized brands. Cobbie Cuddlers(R), our line of women's footwear from Nine West(R), had an outstanding year in 1997. In November, we launched a new line of Thom McAn(R) men's shoes in Kmart stores. These brands represent a higher quality product and attract customers who do not normally shop at Kmart for shoes. These exciting new brands also provide an opportunity for existing customers to "trade up" to a better shoe.

      In addition to emphasizing brand development, Meldisco is benefiting from Kmart's ongoing turnaround, which is proceeding well. Kmart has reduced its debt, lowered costs dramatically and in 1997 achieved two highly visible merchandising successes with Martha Stewart Home and Sesame Street children's apparel. Kmart's new OBig KO format emphasizes national brands and new lines of merchandise designed to increase shopping frequency.

      So far, more than 30 percent of existing Kmart stores have been converted to the new format, with the completion date for the entire chain scheduled for early in the year 2000. In the new stores, we have seen same store sales increases in the mid-single digits compared to Kmart stores with the traditional format.

A leaner, more efficient organization

In 1997, we took significant steps to enhance our position as a low-cost operator in our industry. We renegotiated Footstar's credit facility, gaining more favorable terms with the new agreement. We also announced plans in the fourth quarter to combine Footaction's distribution network with Meldisco's. Footaction's distribution operations will be serviced from a state-of-the-art Footstar facility located in Gaffney, South Carolina, which is better positioned to service the Footaction stores. We plan to close Footaction's Dallas distribution center by the spring of 1999.

      In addition, we made plans to establish a shared accounting services center in the Dallas area to provide accounting support and other functions to both the Footaction and Meldisco businesses. The center will utilize new systems to manage both

                                                                FOOTSTAR, INC. 3
companies' accounts payable, store accounting, inventory management, asset protection and payroll functions. Our goal is to have the new service center fully operational by the end of 1998.

Board of directors

We want to thank all of our board members for their wise counsel during our transition to a free-standing, publicly traded corporation and their continued enthusiasm about our future.

      Our special thanks go to M. Cabell Woodward, Jr., who has served as a longtime Melville director and will retire from our board this spring. We are grateful for his contributions to our success, and we wish him the best.

Looking ahead

We plan to move strongly forward to deliver value to our shareholders in both our Footaction and Meldisco businesses.

      At Footaction, there are excellent opportunities for expansion, especially in the midwestern and western markets. Currently, only 11 percent of our stores are located in the Midwest. We expect our new store format to perform very well there. The West Coast market has been our leading sales gainer over the last three years. We see tremendous opportunity to expand our presence in this market. We currently operate just 50 stores on the West Coast and see the potential to have at least three times that number in the near future.

      To select new sites for expansion that create the highest possible return, we have recently implemented an economic profit model that incorporates sales forecasting, demographics and cost characteristics of the various sites into the analysis. The result of this analysis is based on economic value, rather than sales volume, to guide capital allocation decisions.

      At Meldisco, we will continue to generate cash to fund Footstar's growth by using our superior distribution network to improve inventory management and shorten our product pipeline. We'll keep capital investments low while growing earnings at a modest pace. Prospects are good for solid Meldisco operating margins and continued strong cash generation in 1998 and beyond.

      But to meet our long-term financial goals for the company, we believe we need to grow at a faster rate and therefore are analyzing a value growth strategy that may include adding a third footwear business. We will carefully study the footwear industry to identify opportunities, involving either the acquisition or creation of a business, in which we can leverage our considerable core competencies to accelerate our company's growth.

      I am very proud of our accomplishments thus far in our short history as an independent company. We owe a debt of gratitude to a host of people who are making it happen at Footstar:

      To our management team and board of directors, for their leadership and skills; to each and every one of our associates, for their energy, enthusiasm and dedication; and to our shareholders, for the confidence they have shown in the Footstar vision.

      I see a great future, filled with exciting possibilities. It's happening at Footstar!

/s/ J.M. Robinson
--------------------------
J.M. Robinson

Chairman of the Board,
Chief Executive Officer and President

4  FOOTSTAR, INC.

Fitness. Fashion. Families. Footstar.

At a shopping mall. A sixteen-year-old teenager, looking for the hottest in branded athletic footwear and apparel. A twenty-three-year-old woman looking for comfort and style in an aerobics shoe. A busy new mother passing by while on errands. At a Kmart. A mother of three, looking for value and fashion in footwear for her family. A working man, who needs a new pair of boots for his job. A young professional woman, passing the shoe department on her way to pick up something for her kitchen. These are just a few of the people who are Footstar customers. These people and others are the reason Footstar is one of the leading specialty footwear retailers in the country. We know customers well
- and we're focused on meeting their constantly changing needs. We are Footstar.


                                                                FOOTSTAR, INC. 5

Men's. Women's Kids'. Athletic, work or dress. Our customers' needs are as individual as their tastes-- and we're dedicated to meeting every one. In athletic footwear and apparel, consumers are notoriously fickle in their buying habits, rejecting today what they were flocking to buy yesterday. In discount shoes, customers want it all -- style, selection, quality and price. And they can get it at a variety of national chains. How do you succeed in such a setting. Footstar has what it takes. At Footstar, we have the resources -- financial strength, infrastructure, expert people -- to lead the crowded fields of athletic and discount footwear. We have the vision to make the right strategic decisions to ensure long-term growth, and the energy to act on those decisions.


6  FOOTSTAR, INC.

[GRAPHIC OMITTED]

Seeing things differently!

You're never too young to want the hottest brands!


                                                                FOOTSTAR, INC. 7

With a large database, the Star Card keeps Footaction closely in touch with customers.

Knowledgeable, well-trained Meldisco sales associates staff all Kmart shoe departments. They know the customer. They know the product. The result? Real footwear value and service to match!

At Footstar, we are delivering shareholder value by applying our unique strengths and vision to expand our business. That means focusing our core competencies in Footstar's existing businesses to gain market share and drive earnings growth. We are also looking for ways to accelerate expansion by acquiring or building a new or existing retail concept that fits Footstar's focus. These are Footstar's strengths:

Unmatched industry connections. After decades in the business, the Footstar organization has built significant competitive advantages in providing value to our customers. On the Footaction side, our size and strong relationships with the major brands - Nike(R), Adidas(R), Reebok(R), Converse(R) - enable us to offer exclusive products that can't be purchased anywhere else. On the Meldisco side, our premier sourcing organization goes direct to footwear manufacturers and leather suppliers overseas to meet volume demands effectively and ensure the highest quality at the most competitive price.

Highly developed infrastructure. Recent initiatives to build on our already strong infrastructure -D an efficient, consolidated distribution network and centralized, shared management information systems -D place us among the industry's most efficient low-cost providers, enable us to better manage inventory to meet fluctuating


8  FOOTSTAR, INC.

customer demands and maximize cash flow. Our newly combined distribution network has the capacity to support Footaction's growth without further capital expenditures.

Financial strength. Footstar has one of the most solid balance sheets in the industry. With a substantial cash surplus and no debt, we are in an excellent position to fund continued Footaction expansion, repurchase a substantial portion of our outstanding shares and, if the right opportunity emerges, acquire or build a new business.

--------------------------------------------------------------------------------
Capitalization

($ in millions)                                    January 3, 1998
--------------------------------------------------------------------------------
Minority interests                                     $ 65.1
Shareholders' equity                                   $402.5
                                                       ------
Total capitalization                                   $467.6
                                                       ======
Cash and cash equivalents                              $152.2
================================================================================

--------------------------------------------------------------------------------

Experienced management team. The Footstar management team is among the most skilled and experienced in the business. The people running Footstar, Footaction and Meldisco have considerable expertise in retail footwear. Each Footstar business is managed separately, balancing autonomy with careful attention at the corporate level to strategic planning, capital spending and performance analysis
- to ensure success in a dynamic, highly competitive environment.

Footstar's state-of-the-art distribution facilities mean efficient, timely inventory management that's second to none in the industry.

Highly trained, highly motivated sales associates are on the front lines, helping to make Footaction a fun, exciting place to shop.


                                                                FOOTSTAR, INC. 9

[GRAPHIC OMITTED]

Takin' it to the next level!

Shoppers want fashion and performance in athletic shoes. Footaction delivers!


10  FOOTSTAR, INC.

Pushing the extreme demands today's hottest gear. That's what attracts customers to Footaction(TM). Customers want the newest, hottest products. And what's new today is forgotten tomorrow. That's why aggressive marketing and tight inventory management are so critical. New stores! Products aren't the only things new at Footaction. Our expanded store format is fresh and exciting, designed to ber the most fun place in the mall to shop. Focus! Our core customers are teens and young adults. They're the most active shoppers for athletic shoes and apparel. We know them. We stay in touch with them. We want them to come to Footaction first, and when they do, we excite them!


                                                               FOOTSTAR, INC. 11

Footaction's new 4,000-6,500 square foot store format offers customers a wide assortment of styles in an exciting, active atmosphere.

Footaction customers enjoy enthusiastic, knowledgeable service from associates who are as interested in the products as they are!

Talking to our customers. At Footaction, we have developed a fully integrated program of communications to stay in touch with our customers and attract new ones. National television advertising features top-name celebrity athletes such as Scottie Pippen and others to build Footaction brand awareness and credibility. Imagery from the ads creates excitement and continuity at our new web site (www.footaction.com), in-store displays and our dynamic Star magazine, a magazine/catalog hybrid that profiles Footaction celebrity athletes and new products before they hit the shelves.

      We use the extensive database from Footaction's preferred customer card, the Star Card, to tailor "micro- marketing" strategies to each store's unique market segments. In addition to Star magazine, holders of the Star Card receive birthday cards and special sales promotions. And we're constantly exploring new ways to reach and expand our customer base.

      Customer communication becomes a dialog in our nationwide teen advisory board program, begun in 1996. This past year, we expanded the program to gain valuable feedback on our products and stores from this key group.


12  FOOTSTAR, INC.

We're a product-driven business. That's what excites customers. So it's key in our business to stock the brands that sell, such as Nike(R), Adidas(R) and Reebok(R). But we don't focus only on the big brands. Other, more fashion-oriented labels like And 1(R), Fubu(R), Dada(R) and NY Lugz(R) can drive sales and create real excitement.

      It's also key to offer branded products available nowhere else. We work closely with the major brands to develop exclusive styles and colors. More than half of the products we sell are available only at Footaction.

More new stores. Footaction is becoming a national brand. We're continuing our strategy of rapid expansion, opening new stores and converting existing ones to the larger, exciting new format. The new Footaction stores with video walls, new floor treatments, the "Walk of Fame" - bronze stars embedded in the floor with names of famous professional athletes - create the ideal environment for our target market to shop. We continue to experiment as we expand. In different locations, we're constantly testing new variations on store layout and visual merchandising to keep stores fresh, exciting - and effective.

People are as important as the products. Because if the customers don't like our sales associates, they'll go somewhere else. Footaction people are friendly, helpful professionals.

Exclusive products like this Reebok(R) pullover wind jacket, available only at Footaction, keep customers coming back!


                                                               FOOTSTAR, INC. 13

High quality at a competitive price-that's what every person is looking for. It's a universal criterion, and one reason why the demographics of Kmart customers are so extraordinarily broad. People of all backgrounds-all ages, genders and incomes-come here for something, whether it be for housewares, groceries, hardware, sporting equipment, apparel or shoes. That's where we come in. Meldisco is a market leader in discount footwear, operating shoe departments in Kmart stores across the nation. Meldisco is benefiting from Kmart's comeback with the Big Kmart concept. Increased traffic, better location within the stores and exciting new brands are generating higher margins and cash flow.


14  FOOTSTAR, INC.

[GRAPHIC OMITTED]

Jumping into savings!

Premium brands like Cobbie Cuddlers are redefining footwear value at Kmart!


                                                               FOOTSTAR, INC. 15

One of America's most well-known footwear brands, Thom McAn(R) is experiencing a rebirth, exclusively at Kmarts across the nation.

What it takes to compete. Meldisco's leadership in discount footwear is based on one thing: specialized expertise. We're focused on footwear, and from senior management to sales associates, we're very good at it. Many of our people have 10, 20, 30 years of experience making inventory and merchandising decisions that put the right shoes on the shelves and drive footwear sales that match some Kmart competitors with twice the stores. And Kmart's shoe departments ("Shoemart") are staffed by Meldisco associates who are specially trained and more knowledgeable about shoes than salespeople who often rotate among departments.

Reaching out to a broader customer base. With exciting new premium-quality, exclusive lines tied to national brands, more and more people are visiting Shoemart. The Cobbie Cuddlers(R) line of women's shoes from Nine West(R) is an excellent example, posting outstanding sales through 1997. In 1997's fourth quarter, we launched the Thom McAn(R) brand of premium men's shoes. Thom McAn(R) unaided name recognition is extraordinarily high, and customer response has been extremely positive.

A stronger, better Kmart. No question, Kmart is having a renaissance. The new "Big K" concept is one of the reasons why. The new store format is designed to increase shoppers'


16  FOOTSTAR, INC.

frequency with consumable items such as paper goods and household cleaners organized in a "pantry" section. In addition, Kmart's new visual identity and totally redesigned store layout support customer perception of change. Most significant for Meldisco, Shoemart has been moved to a more central location near the apparel departments, with greatly improved aisle access. Our better location, coupled with increased traffic, is having an immediate positive impact on comparable store shoe sales, which are in the mid-single digits in the new format over the last 18 months.

The tools for success. Meldisco is implementing new state-of-the-art technology for our merchandising and inventory management systems to ensure the greatest value and selection of footwear are available. Like Footaction, our customer database gives us the information we need to tailor our product mix to each market. In addition, our two new distribution centers give us the technology to move goods faster, more econom-ically and more effectively.

From hikers to pumps, Kmart shoppers find all the latest styles they want, at the prices they like.

Moms love Shoemart at Kmart! That's where they find superior footwear selection and value for the whole family.


                                                               FOOTSTAR, INC. 17

                      Who We Are                         What We Do
--------------------------------------------------------------------------------

Footstar    o  A leading retailer of         o  Operate two complementary
               discount footwear and            businesses, Footaction and
               branded athletic footwear        Meldisco.
               and apparel.
                                             o  Footaction is a
            o  An independent public            fast-growing branded
               company since the October        athletic footwear and
               1996 spin-off from Melville      apparel chain.
               Corporation. Traded on the
               New York Stock Exchange       o  Meldisco is a network of
               under the symbol FTS.            stable, cash-generating
                                                leased footwear
                                                departments, primarily in
                                                Kmart stores.

--------------------------------------------------------------------------------

Footaction  o  A high-growth, mall-based,    o  Offer high-quality branded
               branded athletic footwear        athletic footwear and
               and apparel chain with 550       apparel, including Nike(R),
               stores in 45 states and the      Reebok(R), Fila(R),
               Caribbean region.                Adidas(R), Converse(R) and
                                                more.
            o  1997 sales were $608
               million.                      o  More than half our branded
                                                products are exclusive to
                                                Footaction.

--------------------------------------------------------------------------------

Meldisco    o  A leader in the discount      o  Feature an array of
               footwear market with 2,550       discount footwear,
               locations across the United      including the nationally
               States, mostly in Kmart          known Cobbie Cuddlers(R)
               stores.                          line from Nine West and,
                                                most recently, the Thom
            o  Annual revenues of $1.187        McAn(R) line of men's
               billion and substantial          casual shoes.
               cash flows.
                                             o  Leader in work shoes,
                                                slippers, winter boots and
                                                beach sandals.


18  FOOTSTAR, INC.

   Highlights - 1997             Growth Outlook
--------------------------------------------------------------------------------
o  Net sales increased by 7.3    We will use our strong cash        Footstar
   percent to $1,795 million     position to fund Footaction's
   from $1,672 million.          growth. In addition, we have begun
                                 an analysis to identify other
o  Net earnings from             opportunities to expand our
   continuing operations         business beyond Footaction and
   before restructuring          Meldisco, by either acquiring or
   charges increased 17.7        creating a third footwear business
   percent to $68.5 million.     that fits our core competencies.

o  Announced the consolidation
   of Footaction's
   distribution network with
   Meldisco.

o  Announced two major share
   repurchases.

--------------------------------------------------------------------------------

o  Operating profit before       At Footaction, we will           Footaction(TM)
   restructuring charges         continue our aggressive growth
   increased by 6.9 percent.     plans to increase our square
                                 footage over the next three
o  Increased the number of       years by an annual rate close
   stores from 479 to 550.       to 20 percent. We will
                                 accomplish this by opening
o  Converted 52 stores to the    stores in new locations and
   new, larger format. Fifty     relocating or expanding
   percent of stores are now     existing stores. We expect to
   in the new format.            have more than 80 percent of
                                 our stores in the new, larger
o  Increased square footage by   format by the year 2000.
   27 percent.

o  Successfully converted 49
   former Thom McAn locations
   to Footaction stores,
   bringing the total to 76
   over two years.

--------------------------------------------------------------------------------

o  Successfully launched the     At Meldisco, we expect to          Meldisco
   Thom McAn(R) line of          continue to benefit from our       [LOGO]
   premium-quality shoes for     brand development efforts and
   men in late November.         Kmart's rebound. Our major
                                 investments in two new
o  Shoemart, our shoe            distribution centers are
   department in Kmart stores,   designed to increase service
   was relocated in 478 Big      levels and sales growth. We
   Kmart newly remodeled high-   expect Meldisco to continue to
   frequency stores.             be a strong, stable cash
                                 generator.
o  Reduced inventories for
   1997 with a project under
   way to increase inventory
   turnover.

                                                               FOOTSTAR, INC. 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Annual Report and can be identified by the use of forward-looking terminology such as "believe," "expect," "estimate," "plans," "may," "will," "should,O OanticipatesO or similar statements or the negative thereof or other variations thereof. Such forward-looking statements include, without limitation, statements made as to future operating costs, capital expenditures, cash flow, improvements in infrastructure, distribution and replenishment systems and operating efficiencies, sales and earnings estimates or trends and expansion plans and projections. Such forward-looking statements are based on current expectations and by their nature involve known and unknown internal and external risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from those expressed or implied. The information contained in this Annual Report, including information included under this section captioned "Management's Discussion and Analysis," as well as other information included under the caption "Risk Factors" in other Company filings with the Securities and Exchange Commission, identifies important factors that could cause such results, performance or achievements not to be realized. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date such statements were made.

THE COMPANY

Footstar, Inc. (the "Company") became an independent company in 1996 after the Board of Directors of Melville Corporation ("Melville") approved the spin-off of its footwear segments. These businesses were comprised of Meldisco, a leading operator of leased footwear departments nationwide and abroad; Footaction, a mall-based branded athletic footwear and apparel chain; and Thom McAn, which has been reported as a discontinued operation. The spin-off was completed with the distribution (the "Distribution") on October 12, 1996, to Melville shareholders of record on October 2, 1996, of all the shares of the Company. The Distribution was made on the basis of .2879 shares of the Company's common stock for every one share of Melville common stock. A total of 30,533,883 shares of the common stock were issued.

GENERAL

The historical financial information presented herein for years prior to fiscal 1997 reflects periods during which the Company did not operate as an independent company, and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

1997

As part of its long-term strategy, the Company announced plans to consolidate its logistic network and centralize several accounting operations. These actions are expected to result in significant cost and capital expenditures savings and increased operating efficiencies and, in turn, support the Company's continued growth.

      Under the plan, Footaction's distribution operations will be combined with Meldisco's in a state-of-the-art distribution center in Gaffney, South Carolina, which will provide better service levels to Footaction stores. This center currently serves Meldisco only. Footaction's current distribution center, located in Dallas, Texas, is expected to be closed by the spring of 1999.

      The Company will establish a shared accounting operations service center ("Service Center") in the Dallas area, which will support both its Meldisco and Footaction businesses. This Service Center will house the businesses' accounts payable, store accounting, inventory management, asset protection and payroll services.

      These initiatives are expected to generate considerable annual cost savings and eliminate the need for substantial capital expenditures to expand Footaction's distribution network that would otherwise have been required over the next few years. Beginning in 1999, these steps are expected to have a materially positive impact on earnings and cash flow. In connection with these actions, the Company recorded a one-time, pre-tax charge of $15.7 million in the fourth quarter of 1997. The charge is expected to be cash flow neutral.

      The Company also reversed $34.0 million, or $21.4 million after taxes, of a reserve balance created as a result of the discontinuance of the Thom McAn chain in 1996. This reversal was recorded in the fourth quarter of 1997 as discontinued operations.

1996

In connection with the discontinuation of Thom McAn, the Company recorded a pre-tax charge of approximately $85.0 million in the first quarter of 1996. The charge primarily related to future operating losses during the wind-down period, lease buyouts, write-off of assets and severance.

1995

The Company's operating profit from continuing operations for the year ended December 31, 1995 as reflected in the Consolidated Financial Statements included elsewhere in this Annual Report was negatively impacted by the recording of special pre-tax charges of $35.3 million in the fourth quarter of 1995. These pre-tax charges resulted from a comprehensive


20 FOOTSTAR, INC. AND SUBSIDIARY COMPANIES restructuring plan announced by Melville in October 1995 that included the spin-off of the Company. The restructuring component of this charge, amounting to $16.2 million, was for estimated tenancy and severance costs associated with the closing of 18 stores, as well as asset write-offs and other costs to be incurred from the strategic decision to outsource the Company's data processing function. In addition, the Company recorded an asset impairment charge of $7.5 million due to the early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Other one-time charges in connection with the Company's repositioning, including the recording of markdowns related to the discontinuation of certain product lines and other miscellaneous charges, were directly charged to operations and totaled $11.3 million.

      In the absence of these nonrecurring special charges, operating profit from continuing operations would have been $139.3 million in 1995 compared with $104.0 million reflected in the historical Combined Statement of Operations for such year.

      In 1995, the Company also changed its policy to expense internally developed software costs that were previously capitalized. The impact on 1995 was to reduce net income by $1.0 million. In addition, a $3.9 million reduction to net income was reported as the cumulative effect of a change in accounting principle.

RESULTS OF OPERATIONS

Net Sales
                                                     Fiscal Years Ended
                                           -------------------------------------
($ in millions)                              1997         1996          1995
--------------------------------------------------------------------------------
Company:
Net sales                                  $1,794.9     $1,672.3      $1,615.2
Net sales % change from
  prior year                                    7.3%         3.5%          0.1%
Same store sales % change                       0.3%         2.8%         (2.1%)

Meldisco:
Net sales                                  $1,187.2     $1,156.6      $1,191.5
Net sales % change from
  prior year                                    2.7%        (2.9%)        (7.0%)
Same store sales % change                       1.4%        (2.0%)        (5.8%)

% of combined net sales                        66.1%        69.2%         73.8%

Footaction:

Net sales                                  $  607.7     $  515.7      $  423.7
Net sales % change from
  prior year                                   17.8%        21.7%         27.5%
Same store sales % change                      (2.5%)       16.8%         13.1%

% of combined net sales                        33.9%        30.8%         26.2%

--------------------------------------------------------------------------------

Fiscal Year 1997

Consolidated net sales for 1997 increased $122.6 million, or 7.3 percent over 1996. Meldisco reported a 2.7 percent increase over 1996 net sales and had increased same store sales of 1.4 percent. Meldisco experienced solid increases in its women's segment, primarily due to the excellent performance of the Cobbie Cuddlers(R) line of women's leather shoes, introduced in the fall of 1996. In 1997, Meldisco's shoe department in Kmart stores ("Shoemart") was relocated in 478 newly remodeled high-frequency stores operated under the name "Big Kmart." Sales in these remodeled stores have outperformed sales in a traditional Kmart store. Meldisco's Kmart operations accounted for 63.6 percent and 96.2 percent of the net sales of the Company and Meldisco, respectively.

      Footaction's results for 1997 were disappointing. Sales increased 17.8 percent for the year as a result of the rapid store expansion and conversion program, but same store sales declined 2.5 percent. In 1997 Footaction opened 82 new stores and 52 stores were converted to our large store format, adding approximately 472,000 square feet or 27 percent over 1996 square footage. Footaction's sales were negatively impacted by a consumer shift to Obrown shoes.O Although the running category produced strong results, it did not offset weaker sales of our basketball shoes, our largest merchandise category. Sales of branded apparel were below expectations, primarily attributable to a wider distribution of product by the main brands.

Fiscal Year 1996

Consolidated net sales for 1996 increased 3.5 percent over 1995. Footaction's continued success of its highly focused marketing and merchandising strategies, better in-stock position, and the increased consumer demand for athletic footwear and branded apparel contributed to Footaction's record-setting year with net sales increasing 21.7 percent and a 16.8 percent same store sales gain on top of a 13.1 percent increase in 1995. During 1996, Footaction opened 51 new stores and added almost 300,000 square feet from new store expansions and relocations.

      Meldisco's net sales for 1996 were $1,157 million compared to $1,192 million in 1995. Comparable store sales declined 2.0 percent. This decrease was attributable to store closings and a difficult first half of 1996, reflecting the sluggish discount footwear industry environment. Meldisco's second-half performance improved, resulting in positive same store sales for the last six months of 1996. Contributing factors to Meldisco's improvement were the introduction of the Cobbie Cuddlers(R) line in the fall, Kmart's high-frequency remodeling program and better in-stock positions. Approximately 186 high-frequency conversions occurred during the year. In 1996, Meldisco's Kmart operations account for 66.6 percent and 96.3 percent of the net sales of the Company and Meldisco, respectively.


                                     FOOTSTAR, INC. AND SUBSIDIARY COMPANIES  21

MANAGEMENT'S DISCUSSION AND ANALYSIS

COSTS AND EXPENSES

                                                     Fiscal Years Ended
                                             -----------------------------------
(As a % of net sales)                          1997         1996         1995
--------------------------------------------------------------------------------
Cost of sales                                  69.1%        68.5%        69.6%
Store operating, selling, general
  and administrative expenses*                 20.7%        21.3%        21.2%
Depreciation and amortization                   1.9%         1.5%         1.2%

--------------------------------------------------------------------------------
* Includes allocations from Melville in 1996 and 1995.
--------------------------------------------------------------------------------

COST OF SALES

In fiscal year 1997, consolidated cost of sales increased 60 basis points, with the main source for the cost increase attributable to Footaction's performance, where promotional markdowns were higher to drive sales in a very competitive environment. In addition, Footaction's sales volume did not allow this segment to leverage its fixed costs effectively. Meldisco's cost of sales were slightly higher than in 1996 primarily due to increased delivery costs. Higher delivery costs were the result of consolidating all freight through two new distribution centers.

      Positive sales results at Footaction in 1996 enabled this segment to leverage its fixed operating costs while reductions were noted in markdowns, store shrink and merchandise costs. As a result of these cost improvements at Footaction, consolidated cost of sales for 1996 decreased 110 basis points for the Company. Meldisco's cost of sales, as a percentage of sales, was relatively flat, as improvements in initial markons were offset by higher delivery and distribution center costs related to the startup of new distribution facilities.

STORE OPERATING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For 1997, store operating, selling, general and administrative expenses as a percentage of net sales decreased 60 basis points from 1996 on flat same store sales. Several cost savings initiatives were implemented to accomplish this reduction. Head count and benefit costs were reduced at both stores and home office. Major contracts were renegotiated at lower rates, including telecommunications, health insurance, property, casualty and workers' compensation insurance and freight agreements.

      For 1996, store operating, selling, general and administrative expenses as a percentage of net sales increased marginally over 1995. Costs incurred for the addition of functional areas required to support a stand-alone public company were partially offset by the improved operating leverage at Footaction.

OPERATING PROFIT

                                                   Fiscal Years Ended
                                         ---------------------------------------
($ in millions)                             1997           1996           1995
--------------------------------------------------------------------------------
Operating profit*
Meldisco                                 $   105.0      $   102.7      $  109.4
Footaction                                    53.0           49.6          18.3
General corporate expenses                    (8.5)          (5.0)           --
Restructuring and asset
  impairment charges                         (15.7)            --         (23.7)
--------------------------------------------------------------------------------
Operating profit                         $   133.8      $   147.3      $  104.0
================================================================================
Operating profit as a % of
  net sales                                    7.5%           8.8%          6.4%
--------------------------------------------------------------------------------
* Includes special charges recorded in connection with the Company's restructuring. Excluding these charges, operating profit for the fiscal year ended 1995 would have been $116.1 million for Meldisco, $23.2 million for Footaction and $139.3 million for the Company combined (or 8.6% of the Company's combined net sales).
--------------------------------------------------------------------------------

      Operating profit for 1997 decreased from 1996 due primarily to the recording of the $15.7 million restructuring charge relating to the consolidation of the logistics network and creation of a Service Center. Excluding this charge, operating profit would have been $149.5 million. Also contributing to the decrease were the additional costs incurred in 1997 for functional areas required to support a stand-alone public company, offset in part by tighter controls of administrative expense at Footaction and Meldisco.

      Operating profit for 1996 increased 41.6 percent over 1995. Footaction's growth in operating profit of 171 percent over 1995 was the result of sales growth from the 16.8 percent same store sales increase and the square footage growth that allowed Footaction to leverage fixed operating and overhead costs effectively. As a result, operating profit as a percent of sales improved to 9.6 percent from 4.3 percent in 1995. Additionally, gross margin in 1995 included $4.9 million of special charges recorded in conjunction with Melville's restructuring, announced in the fourth quarter of 1995. Meldisco's operating profit declined in 1996 because of negative same store sales and increased costs due to start-up distribution issues associated with two new warehouse facilities and the impact of Kmart closing 218 stores in 1995.

Liquidity and Capital Resources

Net cash provided by operating activities totaled $145.4 million, $206.6 million and $181.7 million for 1997, 1996 and 1995, respectively, and continues to serve as the Company's primary source of liquidity. During the three years ended January 3, 1998, cash generated from operations exceeded cash requirements for capital additions and dividends to Melville Corporation and Kmart. Additionally, the Company has a credit agreement that provides for a $300 million unsecured revolving credit facility (the "Credit Facility") in place to meet its operating and discretionary spending requirements. The Credit Facility resulted


22 FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

                                                       Fiscal Years Ended
                                             -----------------------------------
($ in millions)                                1997          1996          1995
--------------------------------------------------------------------------------
Cash flows provided by
  operating activities*                      $ 145.4       $ 206.6       $ 181.7
Working capital **                             285.1         259.4         200.0
Current ratio**                                2.17x         1.80x         1.91x
Capital expenditures                            59.1          68.3          92.9
--------------------------------------------------------------------------------
* Cash flows from operating activities are stated before cash outlays for minority interest of $35.9 million, $63.8 million and $53.3 million for the fiscal years ended 1997, 1996 and 1995, respectively. The cash flow amounts include after-tax interest income amounts of approximately $17.7 million and $27.0 million for the fiscal years ended 1996 and 1995, respectively, related to intercompany accounts with Melville which were eliminated subsequent to the spin-off.

** 1995 working capital and current ratio excludes the Company's intercompany balance with Melville Corporation.
--------------------------------------------------------------------------------

from the renegotiation of Footstar's original $425 million revolving credit facility, thereby lowering pricing and gaining operational flexibility. Throughout 1997 there were no borrowings under the Credit Facility.

      The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to ratios of cash flow and fixed charge coverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of September 18, 2000. The Credit Facility can be utilized for direct borrowings and/or the issuance of letters of credit.

      The Company's businesses are seasonal in nature. Peak selling periods coincide with Christmas, the Easter holiday and the back-to-school selling seasons. Working capital requirements vary with seasonal business volume and inventory buildups occurring prior to peak selling periods. The Company expects that its current cash, together with cash generated from operations and the Credit Facility, will be adequate to fund its operating expenses, working capital needs, capital expenditures and projected growth and expansion plans. The Company currently maintains significant borrowing capacity to take advantage of growth and investment opportunities.

      Current assets were lower at January 3, 1998 as compared to the end of 1996. Accounts receivable were lower in 1997 due to the collection of $12.4 million in early 1997 for the sale of two warehouses and the collection in the final week of fiscal 1997, of cash receipts from Kmart, representing sales for the two weeks of Christmas selling.

      The decrease in current liabilities during 1997 compared to 1996 was due primarily to the negotiated lease settlements for Thom McAn and the reversal of $34.0 million of excess reserve relating to the Thom McAn wind down.

      During the fiscal year, the Company spent $66.3 million in its share buyback program.

      The Company spent $59.1 million on capital expenditures in 1997, relating primarily to the opening, remodeling, relocation or expansion of Footaction stores, and the continuing investment in strategic management information systems. The Company spent $68.3 million on capital expenditures in 1996 relating primarily to the opening, remodeling, relocation or expansion of Footaction stores, with the balance relating to the completion of the second state-of-the-art distribution facility for Meldisco and the continuing investment in strategic management information systems.

      The majority of the 1998 capital expenditures is planned for the expansion of Footaction. Footaction plans to open approximately 65 stores and convert 45 stores to the large format. The remainder of the capital is committed to the investment in strategic management information systems and to upgrade the Gaffney, South Carolina, distribution center to accommodate the consolidation of Footaction's distribution into Gaffney.

      The Company expects that it will retain all available funds for operation and expansion of its business, as well as to fund its share repurchase programs, and does not anticipate paying any cash dividends to shareholders in the foreseeable future. Pursuant to a March 1996 amendment to the Company's agreement with Kmart, Meldisco distributed to Kmart in April 1996 approximately $64 million representing Kmart's normal dividends and their minority interest in all of the undistributed retained earnings of the Meldisco Subsidiaries with respect to pre-1995 periods. This distribution was funded by a capital contribution from Melville in connection with the transfer of retained earnings to Melville and the elimination of the resulting intercompany indebtedness. Meldisco also agreed to annually distribute to Kmart, in future periods, the portion of Meldisco Subsidiary profits representing Kmart's minority interest in the Meldisco Subsidiaries.

      Effective March 1, 1997, the Company established the Funds Transfer Program whereby payments for merchandise are effected by wire transfer of funds rather than through letters of credit. Participation in the program provides vendors with the opportunity to reduce bank fees in connection with letters of credit, streamline the documentation process for payment and identify expected payment dates. This program has enhanced the Company's float and significantly reduced the size of the Company's letter of credit commitments, thereby reducing the letter of credit fees payable by the Company.

      The Company has conducted a comprehensive review of its computer systems that could be affected by the OYear 2000O issue and has developed an implementation plan to address this issue. A significant aspect of this plan began in 1996 and included the replacement of financial and operating systems. The Company presently believes that, with the planned conversions to new software and modifications to existing software and hardware, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company will utilize both internal and external resources to convert to new systems and modify existing systems to be Year 2000 compliant. The Company expects its implementation plan to be completed on a timely basis.


                                     FOOTSTAR, INC. AND SUBSIDIARY COMPANIES  23

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

      The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's internal auditors and independent auditors.

      The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, internal auditors and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The internal auditors and independent auditors have free access to the Audit Committee.

      KPMG Peat Marwick LLP, certified public accountants, were engaged to audit the consolidated financial statements of the Company. Their Independent Auditors' Report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation of these financial statements.

/s/ J.M. ROBINSON
---------------------
J. M. Robinson
Chairman of the Board, Chief Executive Officer and President

CARLOS E. ALBERINI
---------------------
Carlos E. Alberini
Senior Vice President and Chief Financial Officer

February 12, 1998

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Footstar, Inc.:

We have audited the accompanying consolidated balance sheets of Footstar, Inc. and Subsidiary Companies as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Footstar, Inc. and Subsidiary Companies as of January 3, 1998 and December 28, 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended January 3, 1998 in conformity with generally accepted accounting principles.

      As discussed in the notes to consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective October 1, 1995 and changed its policy for accounting for the costs of internally developed software effective January 1, 1995.

KPMG PEAT MARWICK LLP
--------------------------
KPMG Peat Marwick LLP
New York, New York

February 12, 1998


24  FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  For the Fiscal Years Ended
                                             -----------------------------------
                                                 Jan. 3,    Dec. 28,   Dec. 31,
($ in millions, except for per share amounts)     1998       1996       1995
--------------------------------------------------------------------------------
Net sales                                      $ 1,794.9  $ 1,672.3   $ 1,615.2
Cost of sales                                    1,240.8    1,144.7     1,124.5
--------------------------------------------------------------------------------
Gross profit                                       554.1      527.6       490.7
Store operating, selling, general
 and administrative expenses                       371.1      355.5       343.0
Depreciation and amortization                       33.5       24.8        20.0
Restructuring and asset impairment charges          15.7       --          23.7
--------------------------------------------------------------------------------
Operating profit                                   133.8      147.3       104.0
Interest income, net                                 2.1       14.4        21.1
--------------------------------------------------------------------------------
Income from continuing operations before
 income taxes, minority interests
 and cumulative effect of change
 in accounting principle                           135.9      161.7       125.1
Provision for income taxes                          41.3       54.6        37.3
--------------------------------------------------------------------------------
Income from continuing operations
 before minority interests and
 cumulative effect of change in
 accounting principle                               94.6      107.1        87.8
Minority interests in net income                    36.0       36.0        38.4
--------------------------------------------------------------------------------
Income from continuing operations
 before discontinued operations and
 cumulative effect of change in
 accounting principle                               58.6       71.1        49.4
Earnings (loss) from discontinued
 operations, net of income
 taxes (benefit) of $1.1 and $(14.1)                --          0.8       (26.8)
Income (loss) on disposal of
 discontinued operations, net of income
 taxes (benefit) of $12.6 and $(31.4)               21.4      (53.6)       --
--------------------------------------------------------------------------------
Income before cumulative effect of
 change in accounting principle                     80.0       18.3        22.6
Cumulative effect of change in
 accounting principle, net                          --         --          (3.9)
--------------------------------------------------------------------------------
Net income                                     $    80.0  $    18.3   $    18.7
--------------------------------------------------------------------------------
Average common shares outstanding
  Basic                                             29.3
================================================================================
  Diluted                                           29.4
================================================================================
Earnings per share
  Basic:
  Income from continuing operations            $    2.00
  Income from discontinued operations               0.73
================================================================================
  Net income                                   $    2.73
================================================================================
  Diluted:
  Income from continuing operations            $    1.99
  Income from discontinued operations               0.73
================================================================================
  Net income                                   $    2.72
================================================================================
See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------


                                     FOOTSTAR, INC. AND SUBSIDIARY COMPANIES  25

CONSOLIDATED BALANCE SHEETS

($ in millions, except for share amounts)         Jan. 3, 1998    Dec. 28, 1996
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                         $  152.2        $  164.6
  Accounts receivable, net                              43.9            77.7
  Inventories                                          284.5           281.9
  Prepaid expenses and other current assets             48.4            59.9
--------------------------------------------------------------------------------
    Total current assets                               529.0           584.1
Property and equipment, net                            201.9           197.0
Goodwill, net of accumulated
 amortization of $5.5 and $4.2,
 respectively                                           27.5            28.8
Deferred charges and other
 noncurrent assets                                      12.6            16.1
--------------------------------------------------------------------------------
    Total assets                                    $  771.0        $  826.0
================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                  $   95.4        $   79.8
  Accrued expenses                                     126.6           215.6
  Income taxes payable                                  21.9            29.3
--------------------------------------------------------------------------------
    Total current liabilities                          243.9           324.7
Other long-term liabilities                             59.5            52.1
Minority interests in subsidiaries                      65.1            65.0
--------------------------------------------------------------------------------
    Total liabilities                               $  368.5        $  441.8
================================================================================
Shareholders' equity:
  Common stock $.01 par value:
   100,000,000 shares authorized,
   30,558,107 and 30,533,883
   shares issued                                         0.3             0.3
  Additional paid-in capital                           333.6           330.0
  Equity adjustment from foreign
   currency translation                                 (0.4)           (0.4)
  Treasury stock: 2,685,900 shares,
   at cost                                             (66.3)            --
  Unearned compensation                                 (5.1)           (6.1)
  Retained earnings                                    140.4            60.4
--------------------------------------------------------------------------------
    Total shareholders' equity                         402.5           384.2
--------------------------------------------------------------------------------
    Total liabilities and
     shareholders' equity                           $  771.0        $  826.0
================================================================================

See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------


26  FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           Equity
                                                                                         Adjustment
                                                                                            from
                                     Common Stock         Treasury Stock     Additional    Foreign   Unearned
                                   ----------------      ----------------     Paid-in     Currency    Compen-  Retained   Divisional
($ in millions)                    Shares    Amount      Shares    Amount     Capital    Translation  sation   Earnings     Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
 December 31, 1994                     --     $ --          --      $ --      $   --       $   --    $  --      $  --      $1,033.1
------------------------------------------------------------------------------------------------------------------------------------
Net income                             --       --          --        --          --           --       --         --          18.7
Dividends paid to parent               --       --          --        --          --           --       --         --         (38.2)
Translation adjustment                 --       --          --        --          --           --       --         --           1.6
Melville capital withdrawal            --       --          --        --          --           --       --         --          (1.4)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
 December 31, 1995                     --     $ --          --      $ --      $   --       $   --    $  --      $  --      $1,013.8
------------------------------------------------------------------------------------------------------------------------------------
Changes in shareholders'
 equity for the period ended
 October 12, 1996:
Net loss                               --       --          --        --          --           --       --         --          (4.2)
Melville capital withdrawal            --       --          --        --          --           --       --         --        (646.2)
Translation adjustment                 --       --          --        --          --           --       --         --          (2.0)
Distribution of Footstar, Inc.
 common stock by Melville        30,533,883     0.3         --        --         323.6       (0.4)      --         37.9      (361.4)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
 October 12, 1996                30,533,883   $ 0.3         --      $ --      $  323.6     $ (0.4)   $  --      $  37.9    $    --
------------------------------------------------------------------------------------------------------------------------------------
Net income                             --       --          --        --          --           --                  22.5         --
Common stock incentive plans           --       --          --        --           6.4         --      (6.1)       --           --
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
 December 28, 1996               30,533,883   $ 0.3         --      $ --      $  330.0     $ (0.4)   $ (6.1)    $  60.4    $    --
------------------------------------------------------------------------------------------------------------------------------------
Net income                             --       --          --        --          --           --       --         80.0         --
Common stock incentive plans         24,224     --          --        --           3.6         --       1.0        --           --
Purchase of treasury shares            --       --    (2,685,900)    (66.3)       --           --       --         --           --
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
 January 3, 1998                 30,558,107   $ 0.3   (2,685,900)   $(66.3)   $  333.6     $ (0.4)   $ (5.1)    $ 140.4    $    --
====================================================================================================================================

See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------


                                     FOOTSTAR, INC. AND SUBSIDIARY COMPANIES  27

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 Jan. 3,   Dec. 28,    Dec. 31,
($ in millions)                                   1998       1996       1995
--------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                     $   80.0   $   18.3   $   18.7
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
(Gain) loss on disposal of
 discontinued operations                          (34.0)      85.0       --
Restructuring and asset
 impairment charges                                15.7       --         51.8
Cumulative effect of change
 in accounting principle                           --         --          9.5
Minority interests in net income                   36.0       36.0       38.4
Depreciation and amortization                      33.5       29.8       26.7
Loss on disposal of fixed assets                    3.9        2.3        7.6
Deferred income taxes                              18.9      (12.2)     (17.5)
Stock incentive plans                               1.9       --         --
Changes in operating assets
 and liabilities:
Decrease (increase) in accounts
 receivable, net                                   33.7       (9.2)      (3.5)
(Increase) decrease in
 inventories                                       (2.6)      16.2       64.7
(Increase) decrease in prepaid
 expenses, deferred charges
 and other assets                                  (3.5)       0.2      (19.2)
(Decrease) increase in accounts
 payable and accrued expenses                     (30.6)      14.8       13.8
(Decrease) increase in federal
 income taxes payable and other
 liabilities                                       (7.5)      25.4       (9.3)
--------------------------------------------------------------------------------
Net cash provided by operating
 activities                                       145.4      206.6      181.7
--------------------------------------------------------------------------------
Cash flows from (used in)
 investing activities:
Additions to property and equipment               (59.1)     (68.3)     (92.9)
Acquisitions, net of cash acquired                 --         --         (1.5)
Proceeds from the sale or disposal
 of property and equipment                         --          3.4       --
--------------------------------------------------------------------------------
Net cash (used in) investing activities           (59.1)     (64.9)     (94.4)
--------------------------------------------------------------------------------
Cash flows from financing activities:
Dividends paid to parent                           --         --        (38.2)
Dividends paid to minority interests              (35.9)     (63.8)     (53.3)
Treasury stock acquired                           (66.3)      --         --
Decrease in due from parent
 and other divisions                               --        710.8       16.6
Melville capital withdrawal                        --       (646.2)      (1.4)
Other                                               3.5       (4.2)       1.4
--------------------------------------------------------------------------------
Net cash (used in) financing
 activities                                       (98.7)      (3.4)     (74.9)
--------------------------------------------------------------------------------
Net (decrease) increase in
 cash and cash equivalents                        (12.4)     138.3       12.4
Cash and cash equivalents
 beginning of year                                164.6       26.3       13.9
--------------------------------------------------------------------------------
Cash and cash equivalents end of year          $  152.2   $  164.6   $   26.3
================================================================================
See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------


28  FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ IN MILLIONS)

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

     The following transactions were recorded through shareholders' equity at historical cost on the date of the Distribution:

                                        Pre-         Capital         Post
($ in millions)                    Distribution    Withdrawal    Distribution
--------------------------------------------------------------------------------
Melville equity investment         $ 1,007.6
Transfer retained earnings
 to Melville                                       $ (896.8)
Transfer of equity to Melville                       (110.8)
Shareholders' equity:
  Common stock                                          0.3       $    0.3
  Contributed capital
   from elimination of
   intercompany debt                                  253.8
Contributed capital from
 Melville's equity investment                          69.8          323.6
Retained earnings                                      37.9           37.9
Cumulative translation adjustment                      (0.4)          (0.4)
--------------------------------------------------------------------------------
Total equity                       $ 1,007.6       $ (646.2)      $  361.4
================================================================================

     Melville Corporation allocated various costs to its subsidiaries based on the Company's share of costs paid by Melville for consolidated programs. Such allocations may not be reflective of the costs which would be incurred if the Company operated on a stand-alone basis or which will be incurred in the future. Management believes that the basis for allocations was reasonable. A summary of the amounts allocated to the Company for the fiscal years ended December 28, 1996 and December 31, 1995 were as follows:

($ in millions)                                          1996          1995
--------------------------------------------------------------------------------
Cost of Employee Stock Ownership Plan                 $     2.6     $     3.6
Administrative costs                                        1.5           1.8
--------------------------------------------------------------------------------
                                                      $     4.1     $     5.4
--------------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of all subsidiary companies. The minority interests represent the 49 percent participation of Kmart Corporation ("Kmart") in the ownership of substantially all retail subsidiaries of Meldisco formed or to be formed from July 1967 until July 1, 2012 for the purpose of operating leased shoe departments in Kmart stores. Interdivisional balances and transactions between the entities have been eliminated. The accompanying financial statements include the consolidated results of operations, assets and liabilities of the Company for the 53-week year ended January 3, 1998 and the 11 weeks ended December 28, 1996 and the combined historical results of operation, assets and liabilities of the Company while a part of Melville Corporation for the 41 weeks ended October 12, 1996 and for the year ended December 31, 1995. For simplicity of presentation, these financial statements are referred to as consolidated financial statements herein.

Accounting Changes

The Board of Directors of the Company approved on December 5, 1996 a change to a fiscal year ending on the Saturday closest to December 31 from a calendar year. Fiscal 1997 ended on January 3, 1998, a 53-week year-end. Fiscal 1996 ended on December 28, 1996.

     Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). The reduction of depreciation and amortization expense due to the adoption of SFAS No. 121 was immaterial for the fiscal years presented.

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

Basis of Presentation

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

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments with maturities of three months or less and are stated at cost that approximates their fair market value. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities.


                                     FOOTSTAR, INC. AND SUBSIDIARY COMPANIES  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories are finished goods, consisting of merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market value, determined by the retail inventory method on a first-in, first-out (FIFO) basis.

Property and Equipment

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

Impairment of Long-Lived Assets

When changes in circumstance warrant measurement, impairment losses for store fixed assets are calculated by comparing projected individual store cash flows over the lease term to the asset carrying values. Any asset impairment charge relates entirely to assets to be held or used as defined in SFAS No. 121.

Deferred Charges

Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

Goodwill

The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis over 40 years.

Store Opening and Closing Costs

New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

Advertising Costs

The Company charges production costs of advertising to expense the first time the advertising takes place.

Income Taxes

In 1996, the Company and Melville entered into a Tax Disaffiliation Agreement. Under the Agreement, the Company is generally responsible for any of its tax with respect to pre-spin periods, determined as if on a separate company basis. For periods subsequent to October 12, 1996, the Company files its own federal and state tax returns.

     Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Foreign Currency Translation

The Company translates foreign currency financial statements by translating balance sheet accounts at the exchange rate as of the balance sheet date and income statement accounts at the average rate for the year. Translation gains and losses are recorded in shareholders' equity, and realized gains and losses are reflected in operations. Transaction gains and losses were insignificant in all periods.

Postretirement Benefits

The Company provides a defined benefit health care plan for substantially all retirees who meet certain eligibility requirements. The annual cost of postretirement benefits is funded as it arises and the cost is recognized over an employee's term of service to the Company.

Stock-Based Compensation Plans

On October 23, 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As permitted under SFAS No. 123, the Company has elected not to adopt the fair value-based method of accounting for its stock-based compensation plans, but continues to apply the provisions of APB Opinion No. 25.

Earnings Per Share

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which the Company has adopted in Fiscal 1997. SFAS No. 128 replaced the presentation of primary earnings per share (EPS) with basic EPS. Basic EPS is computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by net income available to common shareholders divided by the weighted average shares outstanding after giving effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted.

     The following reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute basic and diluted earnings per share.

(in millions)                                                          1997
--------------------------------------------------------------------------------
Shares outstanding at beginning of year                                30.5
Weighted average shares repurchased                                    (1.2)
--------------------------------------------------------------------------------
Average shares outstanding - basic                                     29.3
Dilutive effect of stock options                                        0.1
--------------------------------------------------------------------------------
Average shares outstanding - diluted                                   29.4
================================================================================

     Earnings per share information has been omitted from the accompanying consolidated statements of operations for all fiscal years prior to 1997, since the Company was not a separate entity with its own capital structure until October 12, 1996. See note "Pro Forma Financial Statements" with respect to pro forma earnings per share data.


30  FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

Reclassifications

Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 1997 presentation.

RESTRUCTURING AND ASSET
IMPAIRMENT CHARGES

During November 1997, in support of its long-term strategy, the Company announced plans to consolidate its logistics networks and centralize certain accounting functions.

     In connection with these actions, the Company recorded a one-time, pre-tax charge of $15.7 million in the fourth quarter of 1997. One distribution center will be closed by spring 1999 and approximately 30 positions will be eliminated.

     The significant components of the restructuring and asset impairment charges, and the reserves remaining as of January 3, 1998, relative to continuing operations, were as follows:

($ in millions)                                         Recorded       Remaining
--------------------------------------------------------------------------------
Fixed asset write-offs                                   $   9.0        $  --
Lease obligations and transition costs
 related to warehouse and service center                     4.3           4.3
Severance and other employee
 benefit vesting                                             2.4           2.4
--------------------------------------------------------------------------------
                                                         $  15.7        $  6.7
================================================================================

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

     The significant components of the restructuring and asset impairment charges, and the reserves remaining as of January 3, 1998 and December 28, 1996, relating to continuing operations, were as follows:

                                               Recorded         Remaining
                                               ---------------------------------
($ in millions)                                             1997          1996
--------------------------------------------------------------------------------
Lease obligations and
 fixed asset write-offs for
 store closings                                 $  3.8        --         $ 0.8
Asset write-offs related to
 outsourcing                                      12.2        --          --
Severance and other employee
 benefit vesting                                   0.2        --          --
--------------------------------------------------------------------------------
                                                $ 16.2        --         $ 0.8
Asset impairment charge in
 connection with the adoption
 of SFAS No. 121                                   7.5        --          --
================================================================================
Total                                           $ 23.7        --         $ 0.8
================================================================================

     The net sales and operating losses in 1995 of the stores closed were approximately $7.0 million and $0.8 million, respectively. Any asset impairment charge relates entirely to assets to be held or used as defined in SFAS No. 121.

DISCONTINUED OPERATIONS

In the fourth quarter of 1997, the Company reversed $34.0 million of a reserve created as a result of the discontinuation of the Thom McAn chain in 1996.

     On June 3, 1996, Melville announced a plan to convert approximately 100 Thom McAn stores to Footaction stores and to exit the Thom McAn business. This plan was completed by mid-1997. In connection with this plan, the Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996. Accordingly, the results of operations for the Thom McAn segment have been classified as discontinued operations for all periods presented in the consolidated statements of operations.

     Discontinued operations accounted for 0.6 percent and 5.3 percent of total assets as of year-end 1997 and 1996, respectively. The 1997 and 1996 balances principally consist of a deferred tax asset.

     Discontinued operations accounted for 5.0 percent and 20.7 percent of total liabilities as of year-end 1997 and 1996, respectively. Liabilities in both years consist principally of reserves for restructuring and employee benefits.

     The following table summarizes the operating results of the discontinued operations for the fiscal years presented:

($ in millions)                               1997          1996           1995
--------------------------------------------------------------------------------
Net sales                                    $ --        $  187.6       $ 212.0
Operating income (loss)                      $34.0       $  (94.5)      $ (57.3)
--------------------------------------------------------------------------------

     The loss on disposal of discontinued operations for 1996 included an $85.0 million pre-tax charge relating to future operating losses during the wind-down period, lease settlement cost, asset write-offs and severance.

     The significant components of the charge and the reserve remaining as of January 3, 1998 and December 28, 1996 were as follows:

                                               Recorded            Remaining
                                               ---------------------------------
($ in millions)                                                1997         1996
--------------------------------------------------------------------------------
Lease obligations and fixed
 asset write-offs for store
 closings, home office and
 warehouse shutdowns                           $ 61.9       $  7.7       $ 45.0
Operating loss reserve                           21.1          2.3          7.6
Severance and other
 employee benefit vesting                         2.0          1.0          1.8
--------------------------------------------------------------------------------
Total                                          $ 85.0       $ 11.0       $ 54.4
================================================================================


                                     FOOTSTAR, INC. AND SUBSIDIARY COMPANIES  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The loss from discontinued operations for the year ended December 31, 1995 includes $24.8 million of restructuring charges related to the consolidation of operations and closure of stores, as well as an asset impairment charge of $3.2 million related to the adoption of SFAS No. 121.

     The significant components of the restructuring and asset impairment charges, and the reserves remaining as of January 3, 1998 and December 28, 1996, were as follows:

                                               Recorded            Remaining
                                               ---------------------------------
($ in millions)                                                1997         1996
--------------------------------------------------------------------------------
Lease obligations and fixed
 asset write-offs for store
 closings, home office and
 warehouse shutdowns                            $  17.6         --        $  7.3
Asset write-offs related
 to outsourcing                                     0.3         --          --
Severance and other
 employee benefit vesting                           6.9                      3.1
--------------------------------------------------------------------------------
                                                   24.8         --          10.4
Asset impairment charge in
 connection with the adoption
 of SFAS No. 121                                    3.2         --          --
--------------------------------------------------------------------------------
Total                                           $  28.0         --        $ 10.4
================================================================================

ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

($ in millions)                                           1997          1996
--------------------------------------------------------------------------------
Due from licensors                                     $    18.0     $    36.2
Other                                                       27.4          41.9
--------------------------------------------------------------------------------
                                                            45.4          78.1
Less: Allowance for doubtful accounts                        1.5           0.4
--------------------------------------------------------------------------------
Total                                                  $    43.9     $    77.7
================================================================================

PREPAID EXPENSES AND OTHER
CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

($ in millions)                                       1997              1996
--------------------------------------------------------------------------------
Deferred income taxes                              $    36.3         $    53.9
Other                                                   12.1               6.0
--------------------------------------------------------------------------------
Total                                              $    48.4         $    59.9
================================================================================

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                             Useful Lives
($ in millions)                               (in years)       1997         1996
--------------------------------------------------------------------------------
Land                                                         $   8.9     $   6.7
Buildings and improvements                      10-40           13.2        22.8
Equipment and furniture                          5-10          194.2       169.9
Leasehold improvements                             10           69.1        56.7
Leased property under
 capital leases                                    10           --           0.1
--------------------------------------------------------------------------------
                                                               285.4       256.2
Less accumulated depreciation
 and amortization                                               83.5        59.2
--------------------------------------------------------------------------------
Total                                                        $ 201.9     $ 197.0
================================================================================

ACCRUED EXPENSES

Accrued expenses consisted of the following:

($ in millions)                                               1997         1996
--------------------------------------------------------------------------------
Rent                                                       $  28.3      $  30.4
Taxes other than federal income taxes                         11.7         17.0
Salaries and compensated absences                             13.7         13.2
Reserve for loss on disposal of
 discontinued operations                                      11.0         54.4
Capital expenditures                                           5.5          5.9
Restructuring reserve                                          2.8         17.3
Professional fees                                              1.3          2.6
Other                                                         52.3         74.8
--------------------------------------------------------------------------------
Total                                                      $ 126.6      $ 215.6
================================================================================

OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

($ in millions)                                              1997         1996
--------------------------------------------------------------------------------
Employee benefit costs                                    $  34.2      $  37.2
Restructuring                                                 3.9         --
Deferred taxes                                                1.2         --
Lease obligations for closed stores                          --            1.5
Other                                                        20.2         13.4
--------------------------------------------------------------------------------
Total                                                     $  59.5      $  52.1
================================================================================

LONG-TERM DEBT

In the third quarter of 1997, the Company renegotiated its existing Credit Facility to lower pricing and gain other flexibility. The renegotiated Credit Facility provides for $300 million in unsecured revolving credit. As of January 3, 1998, there had


32 FOOTSTAR, INC. AND SUBSIDIARY COMPANIES been no direct borrowings under the Credit Facility. Interest on all borrowing is determined based upon several alternative rates as stipulated in the Credit Facility.

     The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to ratios of cash flow and fixed charge coverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of September 18, 2000.

Leases

The Company and its subsidiaries lease retail stores, warehouse and office facilities over periods generally ranging from five to 10 years.

     Net rental expense for all operating leases for each of the three years ended January 3, 1998 was as follows:

($ in millions)                            1997          1996           1995
--------------------------------------------------------------------------------
Minimum rentals                          $  82.4       $  74.9       $   78.6
Contingent rentals                         152.5         146.3          149.6
--------------------------------------------------------------------------------
Total                                    $ 234.9       $ 221.2       $  228.2
================================================================================

     At January 3, 1998, the future minimum rental payments under operating leases, excluding lease obligations for closed stores, were as follows:

($ in millions)                                             Operating Leases
--------------------------------------------------------------------------------
1998                                                                $   56.0
1999                                                                    55.3
2000                                                                    55.6
2001                                                                    53.3
2002                                                                    50.8
Thereafter                                                             176.1
--------------------------------------------------------------------------------
Total                                                               $  447.1
================================================================================

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax asset and liabilities for the fiscal years were as follows:

($ in millions)                                            1997          1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Restructuring and purchase
   accounting reserves                                   $  10.5       $  36.5
  Inventories                                               10.9           6.1
  Postretirement benefits                                   13.4          12.9
  Other                                                     18.9          14.1
--------------------------------------------------------------------------------
Total deferred tax assets                                   53.7          69.6
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                                    15.4          13.3
  Other                                                      3.2           2.4
--------------------------------------------------------------------------------
Total deferred tax liabilities                              18.6          15.7
--------------------------------------------------------------------------------
Net deferred tax assets                                  $  35.1       $  53.9
================================================================================

     Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the net deferred tax assets.

     The provision for income taxes is comprised of the following:

($ in millions)                            1997          1996          1995
--------------------------------------------------------------------------------
Federal                                  $  32.2       $  44.3       $  29.6
State                                        9.1          10.3           7.7
--------------------------------------------------------------------------------
Total                                    $  41.3       $  54.6       $  37.3
================================================================================

     The provision for income taxes for continuing operations includes a net deferred tax benefit of $17.4 million for January 3, 1998, a net deferred charge of $7.8 million for December 28, 1996 and a net deferred tax benefit of $15.0 million for December 31, 1995.

     Reconciliations of the effective tax rates to the U.S. statutory income tax rate are as follows:

                                                    1997        1996       1995
--------------------------------------------------------------------------------
Effective tax rate                                 30.4%       33.8%       29.8%
State income taxes, net of
 federal tax benefit                               (4.3)       (4.1)       (4.0)
51% owned subsidiaries excluded
 from the Parent's consolidated
 federal income tax return                          8.6         6.1        11.4
Other                                               0.3        (0.8)       (2.2)
--------------------------------------------------------------------------------
Statutory federal income tax rate                  35.0%       35.0%       35.0%
================================================================================

STOCK INCENTIVE PLANS

As of October 12, 1996, the Company adopted the 1996 Incentive Compensation Plan (the "Plan"). The Plan is designed to motivate and reward officers and key employees for outstanding service, by providing awards that are linked to the Company's performance and the creation of shareholder value. Under the Plan, a maximum of 3,100,000 shares, plus 10 percent of the number of any shares newly issued by the Company


                                     FOOTSTAR, INC. AND SUBSIDIARY COMPANIES  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(excluding issuances under the Plan or any other compensation or benefit plan of the Company) may be issued in connection with stock options, restricted stock, deferred stock and other stock-based awards.

     Stock options under the Plan may not be awarded at less than market value on the date of grant. Generally, options are exercisable in installments of 20 percent beginning one year from date of grant and expire 10 years after the grant date, provided the optionee continues to be employed by the Company.

     The following table provides information relating to the status of, and changes in, options granted:

                                             1997                   1996
                                    --------------------------------------------
                                                 Average
                                      Stock      Option        Stock      Option
                                    Options       Price       Options      Price
--------------------------------------------------------------------------------
Outstanding at
 beginning of year                  615,450        $21           --          $--
Granted                             401,100         26        616,500         21
Cancelled                           (44,240)        22         (1,050)        21
Exercised                              (940)        21           --           --
--------------------------------------------------------------------------------
Outstanding at
 end of year                        971,370        $24        615,450        $21
--------------------------------------------------------------------------------
Exercisable at
 end of year                        115,164
================================================================================

     In connection with the spin-off, deferred stock units were granted to certain officers and key employees. The units vest five years from date of grant, provided the executive continues to be employed by the Company.

     The following table provides information relating to the status of, and change in, deferred stock units:

                                              1997                  1996
                                    --------------------------------------------
                                     Deferred     Average     Deferred   Average
                                     Stock        Unit        Stock      Unit
                                     Units        Price       Units      Price
--------------------------------------------------------------------------------
Outstanding at
 beginning of year                  171,212       $     21       --        $--
Granted                                --          171,212         21
Cancelled                           (11,932)            21
Shares issued                        (2,983)            21
--------------------------------------------------------------------------------
Outstanding at
 end of year                        156,297       $     21    171,212      $21
================================================================================

     The Company recorded $3.6 million as unearned compensation in 1996 and has amortized $0.7 million and $0.2 million in 1997 and 1996, respectively.

     The Plan also permits the granting of deferred share units, representing rights to receive cash and/or common stock of the Company based upon certain performance criteria generally over a three-year performance period. Compensation expense related to grants under these provisions is based on current market price of the Company's common stock at the date of grant and the extent to which performance criteria are being met. The Company recorded $1.1 million and $2.8 million as unearned compensation in 1997 and 1996, respectively, and has amortized $1.2 million and $0.2 million in 1997 and 1996, respectively.

     Shares available for grant under the Plan totaled 1,966,367 and 2,313,338 as of January 3, 1998 and December 28, 1996, respectively.

     Effective on the Distribution, the Company adopted the 1996 non-employee Director Stock Plan (the "Director Plan"). A total of 200,000 shares of Company Common Stock are reserved and available for issuance under the Director Plan. Any person who becomes an eligible director receives an initial option to purchase 2,000 shares of common stock. All options are awarded at the market value on the date of grant. Generally, options are exercisable in installments of 20 percent beginning one year from date of grant and expire 10 years after grant date, provided the non-employee director is still a member of the board.

     The following table provides information relating to the status of, and changes in, options granted:

                                             1997                   1996
                                    --------------------------------------------
                                                 Average
                                      Stock      Option        Stock      Option
                                    Options       Price       Options      Price
--------------------------------------------------------------------------------
Outstanding at
 beginning of year                   10,000       $21           --         $--
Granted                                --          --         10,000        21
Cancelled                              --          --           --          --
Exercised                              --          --           --          --
Issued                                 --          --           --          --
--------------------------------------------------------------------------------
Outstanding at
 end of year                         10,000       $21         10,000       $21
--------------------------------------------------------------------------------
Options exercisable
 at end of year                       2,000
--------------------------------------------------------------------------------

     The 1996 Director Plan also provides for automatic grants of 2,000 stock units ("Stock Units") to each non-employee director on the date of each annual meeting of the Company's shareholders. Each Stock Unit represents the right to receive one share of Company Common Stock at the end of a specified period. Fifty percent of such Stock Units vest six months and a day after the grant date, provided the non-employee director has not ceased to serve as a director for any reason other than death, disability, or retirement. The remaining 50 percent of such Stock Units will be paid upon the later of ceasing to be a director or attaining age 65, provided that settlement of such Stock Units shall be accelerated in the event of death, disability, or a change in control.


34  FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

     The following table provides information relating to the status of, and changes in, stock units:

                                             1997                   1996
                                    --------------------------------------------
                                                    Average              Average
                                         Stock       Unit      Stock      Unit
                                         Units       Price     Units      Price
--------------------------------------------------------------------------------
Outstanding at
 beginning of year                      10,000        $21        --        $--
Granted                                 12,000         22      10,000       21
Cancelled                                 --           --        --         --
Issued                                  (4,000)        22        --         --
--------------------------------------------------------------------------------
Outstanding at
 end of year                            18,000        $22      10,000      $21
--------------------------------------------------------------------------------

     Shares available for grant under the Director's Plan totaled 172,000 and 180,000 as of January 3, 1998 and December 28, 1996, respectively.

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would be as follows:

($ in millions)                                                           1997
--------------------------------------------------------------------------------
Net income:
  Reported                                                              $  80.0
  As adjusted for SFAS 123                                              $  78.2
--------------------------------------------------------------------------------
Earnings per share:
  Basic:
    Reported                                                            $  2.73
    As adjusted for SFAS 123                                            $  2.67
  Diluted:
    Reported                                                            $  2.72
    As adjusted for SFAS 123                                            $  2.66
--------------------------------------------------------------------------------

     Only pro forma earnings per share were presented for 1996. The effect of SFAS No. 123 would have been to lower net income and earnings per share by approximately $0.2 million or $.01 per share.

     The fair value of options granted during 1997 and 1996 was $9.81 and $9.41, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                         1997              1996
--------------------------------------------------------------------------------
Expected volatility                                     35.0%             30.0%
Expected life in years                                   6.1               6.5
Risk-free interest rate                                  5.6%              6.2%
Assumed forfeiture rate                                  0.0%              0.0%
--------------------------------------------------------------------------------

     During 1997 the Company adopted an Associate Stock Purchase Plan to provide substantially all employees who have completed one year of service an opportunity to purchase shares of its common stock through payroll deductions, up to 10 percent of eligible compensation. Quarterly, participant account balances are used to purchase shares of stock at 85 percent of the lower of the fair market value of the shares at the beginning of the offering period or the purchase date. A total of 1,600,000 shares are available for purchase under the plan. There were 19,486 shares purchased under the plan in fiscal 1997.

TREASURY STOCK

In May 1997, the Company's Board of Directors authorized a stock repurchase program to purchase up to 10 percent of its common stock outstanding, or approximately 3,050,000 shares, in the open market. As of January 3, 1998, the Company had purchased 2,685,900 shares of its stock on the open market at an average price of $24.68 per share, for an aggregate purchase amount of $66.3 million. In January 1998, the Company's Board of Directors authorized a second stock repurchase program to purchase approximately 3,000,000 additional shares of its common stock. The treasury shares may be issued upon the exercise of employee stock options or for other corporate purposes.

401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is also a defined contribution plan, contains a profit sharing component, with tax-deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code Section 401(d). Under the 401(k) component, the Company matches a portion of the employee's contribution under a pre-determined formula based on the level of contribution and years of vesting service.


                                     FOOTSTAR, INC. AND SUBSIDIARY COMPANIES  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Contributions to the plan by the Company for both profit sharing and matching of employee contributions were approximately $3.3 million, $3.3 million and $2.3 million for the years ended 1997, 1996 and 1995, respectively.

POSTRETIREMENT BENEFITS

The Company provides postretirement health benefits for retirees who meet certain eligibility requirements.

     The weighted average discount rates used to determine the accumulated postretirement benefit obligation ("APBO") were 7.0 percent and 7.5 percent at January 3, 1998 and December 28, 1996, respectively. The following table reflects the Company's accrued postretirement benefit costs:

($ in millions)                                              1997        1996
--------------------------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
Retirees                                                   $  17.6     $  17.1
Fully eligible active plan participants                        1.0         0.9
Other plan participants                                        5.7         5.2
--------------------------------------------------------------------------------
                                                              24.3        23.2
Unrecognized prior service cost                                5.9         6.5
Unrecognized net gain                                          4.0         4.9
--------------------------------------------------------------------------------
Accrued postretirement benefit cost
 included in other long-term liabilities                   $  34.2     $  34.6
================================================================================

     Effective December 1992, the Company amended these plans to terminate certain benefits, resulting in a prior service gain of $14.8 million to be amortized over 13 years. The Company's net periodic cost, inclusive of discontinued operations, for the years ended January 3, 1998, December 28, 1996 and December 31, 1995 was as follows:

($ in millions)                              1997          1996          1995
--------------------------------------------------------------------------------
Interest expense                            $   1.7       $   1.7       $   1.8
Service cost (net of prior
 service gain amortization)                    (0.3)         (0.4)         (0.5)
Amortization of gains                          (0.2)         (0.3)         (0.3)
--------------------------------------------------------------------------------
                                            $   1.2       $   1.0       $   1.0
================================================================================

     For measurement purposes, an 8.6 percent increase in the cost of covered health care benefits was assumed for 1997. The rate was assumed to decline gradually to 4.5 percent in the year 2006 and remain at that level thereafter. A
1.0 percent increase in the health care cost trend rate would increase the APBO at January 3, 1998 by $3.6 million and the 1997 annual expense by $0.3 million.

MELDISCO'S RELATIONSHIP WITH KMART

For the fiscal years ended January 3, 1998 and December 28, 1996, Meldisco's Kmart operations represented 96.2 percent and 96.3 percent, respectively, of Meldisco's net sales. These operations represented 63.6 percent and 66.6 percent, respectively, of the Company's consolidated net sales during the same periods. The business relationship between Meldisco and Kmart is very significant to the Company, and the loss of Meldisco's Kmart operations would have a material adverse effect on the Company.

     The Company's arrangement with Kmart is governed by a Master Agreement effective as of July 1, 1995 and amended as of March 25, 1996. The Master Agreement provides the Company with the non-transferable exclusive right and license to operate a footwear department in each applicable Kmart store. The initial term of the Master Agreement expires July 1, 2012 and is renewable thereafter for 15-year terms, unless terminated earlier as provided in the Master Agreement.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company has an unfunded Supplemental Executive Retirement Plan ("SERP"). Expense related to the SERP was $0.6 million, $0.6 million and $0.4 million in fiscal years 1997, 1996 and 1995, respectively.

LOANS

The weighted average interest rate on loans to Melville for the period from January 1 to October 12, 1996 and the year ended December 31, 1995 was 5.2 percent and 5.7 percent, respectively. The related interest income earned by the Company on such loans was $13.7 million and $20.9 million in 1996 and 1995, respectively.

COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's combined financial position, results of operations or liquidity.


36 FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

PRO FORMA FINANCIAL STATEMENTS -
UNAUDITED

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

                                                     December 28, 1996
                                         ---------------------------------------
($ in millions, except per share data)   Pro Forma    Adjustments     Historical
--------------------------------------------------------------------------------
Net sales                                $ 1,672.3     $   --         $ 1,672.3
Cost of sales                              1,144.7         --           1,144.7
--------------------------------------------------------------------------------
Gross profit                                 527.6                        527.6
Store operating, selling,
 general and administrative expenses         363.1         7.6(a)         355.5
Depreciation and amortization                 24.8         --              24.8
--------------------------------------------------------------------------------
Operating profit                             139.7        (7.6)           147.3
Interest income, net                           0.7       (13.7)(b)         14.4
--------------------------------------------------------------------------------
Income from continuing operations
 before income taxes
 and minority interests                      140.4       (21.3)           161.7
Provision for income taxes                    46.2        (8.4)(c)         54.6
--------------------------------------------------------------------------------
Income from continuing operations
 before minority interests                    94.2       (12.9)           107.1
--------------------------------------------------------------------------------
Minority interests in net income              36.0         --              36.0
Income from continuing operations        $    58.2     $ (12.9)       $    71.1
================================================================================
Weighted average shares
 outstanding (in millions)                    30.5(d)
================================================================================
Earnings per share:
Basic                                    $    1.90
================================================================================
Diluted                                  $    1.90
================================================================================

     The pro forma results have been derived from the historical financial results and principally reflect the following:

(a) To record the elimination of the Melville expense allocation and the anticipated net increase in overhead to add functional areas required to be a stand-alone public company.

                                                         December 28, 1996
--------------------------------------------------------------------------------
Elimination of Melville expense allocations                  $  (4.1)
Stand-alone overhead costs                                      11.7
--------------------------------------------------------------------------------
Net increase                                                 $   7.6
================================================================================

The Melville expense allocations consist of the following:

Cost of employee stock ownership plan                         $  2.6
Corporate administrative costs                                   1.5
--------------------------------------------------------------------------------
                                                              $  4.1
================================================================================

     The stand-alone overhead costs relate primarily to incremental salary and related costs of corporate management, financing fees and other costs associated with being a stand-alone public company.

(b) To eliminate net interest income relating to intercompany balances. The net interest income on the intercompany account balance was calculated on a daily basis utilizing the Treasury Repurchase Agreement rate for overnight investments.

(c) To record the net change in the provision for income taxes to reflect the pro forma adjustments. The effective tax rate utilized was 39 percent, which approximates the Company's blended statutory rate.

(d) The weighted average number of common shares outstanding reflects (i) the Distribution ratio times (ii) the number of shares of Melville Common Stock outstanding as of August 31, 1996 plus shares of deferred stock and stock units to be granted as of the Distribution pursuant to the Company's Incentive Compensation Plan and Non-Employee Director Stock Plan.


                                      FOOTSTAR, INC. AND SUBSIDIARY COMPANIES 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION

The Company is a retailer conducting business through retail stores in two business segments: Meldisco in discount footwear and Footaction in branded athletic footwear and apparel. Information about operations for each of these segments is summarized as follows:

($ in millions)                              1997          1996         1995
--------------------------------------------------------------------------------
Meldisco:
Net sales                                $ 1,187.2     $ 1,156.6     $ 1,191.5
Operating profit(1)(2)                       105.0         102.7          99.5
Identifiable assets at year-end(3)           342.5         405.3         885.9
Depreciation and amortization                 13.5           8.7           4.6
Additions to property and equipment            7.9          28.5          75.2

Footaction:
Net sales                                    607.7         515.7         423.7
Operating profit(1)(2)                        41.2          49.6           4.5
Identifiable assets at year-end(3)           275.0         228.7         119.3
Depreciation and amortization                 19.5          16.1          15.4
Additions to property and equipment           44.3          38.9          13.2

Corporate:
General corporate expense1                   (12.4)         (5.0)         --
Identifiable assets at year-end(3)           139.3         147.9          --
Depreciation and amortization                  0.5          --            --
Additions to property and equipment            6.9          --            --

Consolidated:
Net sales                                  1,794.9       1,672.3       1,615.2
Operating profit(1)(2)                       133.8         147.3         104.0
Interest income, net                           2.1          14.4          21.1
--------------------------------------------------------------------------------
Earnings before income taxes
 and minority interests                  $   135.9     $   161.7     $   125.1
================================================================================
Identifiable assets at year-end(2)           756.8         781.9       1,005.2
Assets of discontinued operations             14.2          44.1         383.0
--------------------------------------------------------------------------------
Total assets at year-end                 $   771.0     $   826.0     $ 1,388.2
================================================================================
Depreciation and amortization                 33.5          24.8          20.0
================================================================================
Additions to property and equipment      $    59.1     $    67.4     $    88.4
Additions to property and equipment
 of discontinued operations                   --             0.9           4.5
--------------------------------------------------------------------------------
Total additions to property
 and equipment                           $    59.1     $    68.3     $    92.9
================================================================================

Operating profit is defined as total revenues less operating expenses. Identifiable assets include those assets directly related to each segment's operations.

(1) 1997 includes special charges recorded in connection with the Company's restructuring. Excluding these charges, operating profit for the fiscal year ended 1997 would have been $105.0 million for Meldisco, $53.0 million for Footaction, ($8.5) million for Corporate and $149.5 million for the consolidated Company.

(2) Includes special charges recorded in connection with the Company's restructuring. Excluding these charges, operating profit for the fiscal year ended 1995 would have been $116.1 million for Meldisco, $23.2 million for Footaction and $139.3 million for the consolidated Company.

(3) 1995 includes the intercompany balances with Melville.
--------------------------------------------------------------------------------


38 FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

Summary data for the years ended January 3, 1998 and December 28, 1996 is as follows:

($ in millions)                1st Qtr    2nd Qtr   3rd Qtr   4th Qtr(1)  Total
--------------------------------------------------------------------------------
Net sales
1997                          $ 376.9    $ 426.0   $ 464.0    $ 528.0   $1,794.9
1996                            336.9      419.0     432.7      483.7    1,672.3
--------------------------------------------------------------------------------
Gross profit
1997                          $ 106.4    $ 136.6   $ 142.1    $ 169.0   $  554.1
1996                             93.6      138.1     135.1      160.8      527.6
--------------------------------------------------------------------------------
Income from continuing operations
1997                          $   5.0    $  15.1   $  18.8    $  19.7   $   58.6
1996                              6.1       22.2      19.0       23.8       71.1
--------------------------------------------------------------------------------
Net income (loss)
1997                          $   5.0    $  15.1   $  18.8    $  41.1   $   80.0
1996                            (48.5)      24.0      19.0       23.8       18.3
--------------------------------------------------------------------------------
Earnings per share(2)
1997
  Basic
   Continuing operations      $  0.16    $  0.50   $  0.66    $ 0.70    $   2.00
   Discontinued operations        --         --        --       0.76        0.73
   Net income                    0.16       0.50      0.66      1.46        2.73
  Diluted
   Continuing operations      $  0.16    $  0.50   $  0.66    $ 0.70    $   1.99
   Discontinued operations        --         --        --       0.75        0.73
   Net income                    0.16       0.50      0.66      1.45        2.72
--------------------------------------------------------------------------------
(1) In November 1997, the Company announced plans to consolidate its logistics network and centralize certain accounting functions. In connection with these actions, the Company recorded a pre-tax charge of $15.7 million. In December, the Company reversed a pre-tax charge of $34.0 million of a reserve created as a result of the discontinuation of Thom McAn in 1996.

(2) Computations for each quarter or other period are independent. Earnings per share data would neither be restated retroactively nor adjusted currently to obtain quarterly (or other period) amounts to equal the amount computed for the year or year to date due to fluctuations in stock price and the application of the treasury stock method for determining the dilutive effect of stock options.
--------------------------------------------------------------------------------

MARKET INFORMATION

The Company's common stock is listed on the New York Stock Exchange. Information concerning the 1997 and 1996 sales prices of the Company's Common Stock are set forth in the table below:

                                                Stock Trading Price
                                   ---------------------------------------------
                                          1997                      1996
--------------------------------------------------------------------------------
Quarter                             High          Low         High        Low
--------------------------------------------------------------------------------
First                             $ 31.00       $ 22.50      $    0      $    0
Second                              29.63         18.63           0           0
Third                               28.00         24.44           0           0
Fourth                              31.50         26.13       27.00       19.50
--------------------------------------------------------------------------------

     As of January 3, 1998 and March 4, 1998, the Company's stock closing price was $26.88 and $31.38, respectively.

     As of year-end 1997, there were 4,613 shareholders of record.

SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for income taxes and interest for the three years ended January 3, 1998 were as follows:

($ in millions)                                   1997         1996        1995
--------------------------------------------------------------------------------
Income taxes                                    $  32.4      $   7.6     $  52.8
Interest (net of amounts capitalized)           $   1.8      $   0.4     $   0.3
--------------------------------------------------------------------------------


                                      FOOTSTAR, INC. AND SUBSIDIARY COMPANIES 39

FIVE-YEAR HISTORICAL FINANCIAL SUMMARY

($ in millions)                                      1997        1996        1995         1994        1993
-------------------------------------------------------------------------------------------------------------
Statement of Operations Data
Net sales                                         $1,794.9    $1,672.3     $1,615.2     $1,612.8    $1,474.8
Cost of sales                                      1,240.8     1,144.7      1,124.5      1,117.8     1,011.7
-------------------------------------------------------------------------------------------------------------
Gross profit                                         554.1       527.6        490.7        495.0       463.1
Store operating, selling,
 general and administrative
 expenses                                            371.1       355.5        343.0        319.6       287.0
Depreciation and amortization                         33.5        24.8         20.0         18.7        13.7
Restructuring and asset
 impairment charges                                   15.7        --           23.7         --          --
-------------------------------------------------------------------------------------------------------------
Operating profit(1)                                  133.8       147.3        104.0        156.7       162.4
Interest income, net                                   2.1        14.4         21.1         15.4        11.7
Provision for income taxes                            41.3        54.6         37.3         49.5        53.7
Minority interests in
 net income                                           36.0        36.0         38.4         51.9        47.3
Earnings (loss) from
discontinued operations, net(2)                       21.4       (52.8)       (26.8)         6.0         5.0
Cumulative effect of changes
in accounting principle, net(3)                       --          --           (3.9)        --          --
-------------------------------------------------------------------------------------------------------------
Net income                                        $   80.0    $   18.3     $   18.7     $   76.7    $   78.1
=============================================================================================================
Balance Sheet Data
Current assets:
Cash and cash equivalents                         $  152.2    $  164.6     $   26.3     $   13.9    $   12.7
Due from parent and other divisions                   --          --          710.8        727.7       706.1
Inventories                                          284.5       281.9        298.1        347.3       307.1
Other                                                 92.3       137.6         94.6        101.8       103.8
-------------------------------------------------------------------------------------------------------------
Total current assets                                 529.0       584.1      1,129.8      1,190.7     1,129.7
Property and equipment, net                          201.9       197.0        195.1        163.9       133.0
Other assets                                          40.1        44.9         63.3         37.9        38.9
-------------------------------------------------------------------------------------------------------------
Total assets                                         771.0       826.0      1,388.2      1,392.5     1,301.6
-------------------------------------------------------------------------------------------------------------
Current liabilities                                  243.9       324.7        219.0        168.3       135.1
Other liabilities                                     59.5        52.1         61.6         82.4        94.5
Minority interests in subsidiaries                    65.1        65.0         93.8        108.7        93.9
-------------------------------------------------------------------------------------------------------------
Total liabilities                                    368.5       441.8        374.4        359.4       323.5
-------------------------------------------------------------------------------------------------------------
Divisional equity investment                          --          --        1,013.8      1,033.1       978.1
Shareholders' equity                                 402.5       384.2
-------------------------------------------------------------------------------------------------------------
Total liabilities and equity                      $  771.0    $  826.0     $1,388.2     $1,392.5    $1,301.6
-------------------------------------------------------------------------------------------------------------

(1) Amounts in 1997 and 1995 also reflect certain non-recurring special charges. Operating profit in 1997 and 1995 excluding the effect of these charges would have been $149.5 million and $139.3 million, respectively. See "Management's Discussion and Analysis."

(2) The Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996 for the discontinuation of Thom McAn. The Company reversed $34.0 million of this pre-tax charge in 1997 ($21.4 million after taxes).

(3) The charge in 1995 was for the write-off, effective January 1, 1995, of internally developed software costs that had previously been capitalized. The charge in 1992 was for the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992.
--------------------------------------------------------------------------------

40 FOOTSTAR, INC. AND SUBSIDIARY COMPANIES

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

OFFICERS

FOOTSTAR, INC.

J.M. Robinson
Chairman of the Board,
Chief Executive Officer
and President

Carlos E. Alberini
Senior Vice President and
Chief Financial Officer

Vice Presidents
Richard Brunetti
Store Planning and Construction

Joseph C. Caracappa
Chief Information Officer

Joseph P. Couture
Tax

James T. DeVeau
Logistics

Mark W. Mayer
Service Center Operations

Maureen Richards
General Counsel and Corporate Secretary

Marc G. Schuback
Assistant General Counsel and
Assistant Corporate Secretary

Brian M. Szames
Treasurer

MELDISCO
933 MacArthur Boulevard
Mahwah, NJ 07430

Jeffrey A. Shepard
President and Chief Executive Officer

Senior Vice Presidents
Jeffrey A. Gordon
Randall S. Proffitt

Vice Presidents
Gerald R. Bahlman
Rosemary E. Donahue
Kenneth G. Eckert
Michael E. Hills
Paul J. Holveck
Melville A. Lambert
Robert M. Livorsi
John M. Shaw
Timothy D. Sites
Stuart H. Smith
John L. Swem
Gary D. Thomas
Leopold J. Van Ree
Henry A. Wansing

FOOTACTION
7880 Bent Branch Drive
Suite 100
Irving, TX 75063

Ralph T. Parks
President and Chief Executive Officer

Senior Vice Presidents
Charles M. Albert
Keith Daly
Donald V. Roach

Vice Presidents
Rick L. Bergien
Steven K. Carnley
Timothy B. Cincotta
Paul L. Dorcas
Nissan Joseph
Jose A. Palacios
Timothy S. Renberg
William L. Reynolds, Jr.

SHAREHOLDER INFORMATION

Corporate Headquarters
933 MacArthur Boulevard
Mahwah, NJ 07430
(201) 934-2000

Investor Relations Contact
Carlos E. Alberini
(201) 760-4008

Independent Auditors
KPMG Peat Marwick LLP
345 Park Avenue
New York, NY 10154

Transfer Agent and Registrar
Chase Mellon Shareholder Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 851-9677

Form 10-K
Form 10-K filed with the Securities
and Exchange  Commission  is  available
without  charge upon  written  request.
Request should be mailed to Footstar
Corporate Headquarters, attention:
Carlos E. Alberini.
Annual Meeting

Annual Meeting of Shareholders
will be held at Footstar Corporate Headquarters, 933 MacArthur Boulevard,
Mahwah, NJ 07430 at 10:00 a.m. on
May 12, 1998

Designed and produced by Boller Coates & Neu, major photography by Sandro Miller, printed by Lake County Press footstar

Footstar, Inc.
933 MacArthur Boulevard
Mahwah, NJ 07430