Form 10-K, Exhibit 13
period 1999-01-02
FOOTSTAR INC
filed 1999-04-01
CIK 1011308

EXHIBIT 13.1

MANAGEMENT'S DISCUSSION & ANALYSIS

FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report as well as the documents incorporated by reference and can be identified by the use of forward-looking terminology such as "believe," "expect," "estimate," "plans," "may," "will," "should," "anticipates" or similar statements or the negative thereof or other variations. Such forward-looking statements include, without limitation, statements relating to cost savings, capital expenditures, future cash needs, improvements in infrastructure, Year 2000 matters and operating efficiencies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to; uncertainties related to consumer demand for footwear, warmer than expected weather, consumer acceptance of the Company's merchandise mix, retail locations, product availability and the effect of competitive products and pricing. Consequently, all of the forward-looking statements internal and external, Year 2000 risks and uncertainties, are qualified by these cautionary statements, and there can be no assurance that the actual results, performance or achievement will be realized. The information contained in this Annual Report including information included under this section captioned "Management's Discussion and Analysis," as well as information contained under the caption "Risk Factors" in other Company filings with the Securities and Exchange Commission, identifies important factors that could cause such results, performance or achievements not to be realized. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date such statements were made.

THE COMPANY

Footstar, Inc. (the "Company") became an independent company in 1996 after the Board of Directors of Melville Corporation ("Melville") approved the spin-off of its footwear segments. These businesses were comprised of Meldisco, a leading operator of leased footwear departments nationwide and abroad; Footaction, a mall-based branded athletic footwear and apparel chain; and Thom McAn, which has been reported as a discontinued operation. The spin-off was completed with the distribution (the "Distribution") on October 12, 1996, to Melville shareholders of record on October 2, 1996, of all the shares of the Company. The Distribution was made on the basis of .2879 shares of the Company's common stock for every one share of Melville common stock. A total of 30,533,883 shares of common stock were issued.

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

Fiscal Year 1998

      As part of its long-term strategy, the Company announced a non-recurring plan designed to increase profitability in its two footwear businesses and generate greater long-term value for shareholders. The primary components of the plan include closing approximately 30 underperforming Footaction stores, reconfiguring Footaction merchandise assortments and refining store layouts to place greater emphasis on better-performing, higher-potential categories and exiting Meldisco's Central European business. In conjunction with these actions, Footstar recorded pre-tax, non-recurring charges of $34.4 million ($22.7 million after taxes) in the fourth quarter of fiscal 1998. These non-recurring charges included lease buyouts, inventory markdowns and asset impairment charges.

      In 1998, the Company also successfully consolidated its logistics network and centralized several accounting operations.

      Footaction's distribution operations were relocated from its Dallas facility and combined with those of Meldisco in the Company's state-of-the-art distribution center located in Gaffney, South Carolina. Prior to the consolidation, this center only served Meldisco's distribution needs.

      The Company also established a shared accounting operations service center ("Shared Service Center") in the Dallas area, to support both its Meldisco and Footaction businesses. This Shared Service Center currently supports the accounts payable, store accounting, inventory management, asset protection and payroll functions of both businesses.

      Beginning in 1999, these initiatives are expected to generate considerable annual cost savings and reduce the need for substantial capital expenditures to expand Footaction's distribution network.

Fiscal Year 1997

      In preparation for the distribution center and accounting operations consolidations in 1998, the Company recorded a one-time, pre-tax charge of $15.7 million in the fourth quarter of 1997.

      The Company also reversed $34.0 million, or $21.4 million after taxes, of a reserve balance created as a result of the discontinuance of the Thom
McAn(R) chain in 1996. This reversal was recorded in the fourth quarter of 1997 as discontinued operations.


                     Footstar, Inc. and Subsidary Companies                   9

MANAGEMENT'S DISCUSSION & ANALYSIS

Fiscal Year 1996

In connection with the discontinuation of Thom McAn, the Company recorded a pre-tax charge of approximately $85.0 million in the first quarter of 1996. The charge primarily related to future operating losses during the wind-down period, lease buyouts, asset write-offs and severance costs.

RESULTS OF OPERATIONS

Net Sales

                                              Fiscal Year Ended
                                      ------------------------------------
($ in millions)                          1998         1997        1996
--------------------------------------------------------------------------
Company:
Net sales                             $  1,829.1    $1,794.9     $1,672.3
Net sales % change from
  prior year                                 1.9%        7.3%         3.5%
Same store sales % change                   (0.4%)       0.3%         2.8%

Meldisco:
Net sales                             $  1,174.8    $1,187.2     $1,156.6
Net sales % change from
  prior year                                (1.0%)       2.7%        (2.9%)
Same store sales % change                   (0.5%)       1.4%        (2.0%)
% of combined net sales                     64.2%       66.1%        69.2%

Footaction:
Net sales                             $    654.3      $607.7       $515.7
Net sales % change from
  prior year                                 7.7%       17.8%        21.7%
Same store sales % change                   (0.1%)      (2.5%)       16.8%
% of combined net sales                     35.8%       33.9%        30.8%
--------------------------------------------------------------------------

Fiscal Year 1998

Consolidated net sales for 1998 increased 1.9 percent over 1997. Meldisco's total sales for 1998 decreased 1.0 percent while comparable store sales were down 0.5 percent. Meldisco experienced positive results from the Thom McAn(R) brand and growth at Kmart while seasonal footwear sales were relatively weak due to adverse weather conditions. The Kmart growth was supported by an acquisition of Venture store leases that added a net of 37 high volume shoe departments in the fourth quarter. Kmart also continued to convert stores to the Big K format in 1998. By year-end, the chain had converted 1,231 stores, or 57 percent of its 2,161 stores nationwide. Meldisco's Kmart operations accounted for 62.3 percent and 96.9 percent of the net sales of the Company and Meldisco, respectively.

      Footaction continued to face a difficult athletic footwear environment that has seen consumer demand soften while retailers increased square footage. Total sales in 1998 increased 7.7 percent over 1997 due to a 14 percent expansion of square footage while comparable store sales were down slightly, 0.1 percent. Footaction opened 42 new stores and expanded 66 stores.

      Weak consumer demand for athletic footwear and apparel, the NBA lockout, a highly promotional marketplace and non-seasonal weather all had a significant impact on sales. The Company announced a reorganization plan to strengthen Footaction and position the chain to better compete in the current environment. As part of this plan, approximately 30 underperforming stores are planned to be closed. Expansion plans for 1999 have also been scaled back in response to the over-stored environment. Estimated net cash outflow of this charge should not exceed $5.5 million and Footstar's operating profit should be favorably impacted by $2.0 million in 1999 and in excess of $3.5 million in future years.

Fiscal Year 1997

Consolidated net sales for 1997 increased $122.6 million, or 7.3 percent over 1996. Meldisco reported a 2.7 percent increase over 1996 net sales and had increased same store sales of 1.4 percent. Meldisco experienced solid increases in its women's segment, primarily due to the excellent performance of the Cobbie Cuddlers(R) line of women's leather shoes, introduced in the fall of 1996. In 1997, Meldisco's shoe department in Kmart stores ("Shoemart") was relocated in 478 newly remodeled high-frequency stores operated under the name "Big Kmart." Sales in these remodeled stores have outperformed those of the traditional Kmart stores. Meldisco's Kmart operations accounted for 63.6 percent and 96.2 percent of the net sales of the Company and Meldisco, respectively.

      Footaction's results for 1997 were disappointing. Sales increased 17.8 percent for the year as a result of the rapid store expansion and conversion program, but same store sales declined 2.5 percent. In 1997 Footaction opened 82 new stores and 52 stores were converted to our large store format, adding approximately 472,000 square feet or 27 percent over 1996 square footage. Footaction's sales were negatively impacted by a consumer shift to "brown shoes." Although the running category produced strong results, it did not offset weaker sales of basketball shoes, our largest merchandise category. Sales of branded apparel were below expectations, primarily attributable to a wider distribution of product by the main brands.

COSTS AND EXPENSES

                                                        Fiscal Year Ended
                                                    ----------------------------
(As a % of net sales)                                1998       1997       1996
--------------------------------------------------------------------------------
Cost of sales(1)                                     69.9%      69.1%      68.5%
Store operating, selling, general
  and administrative expenses(2)                     21.1%      20.7%      21.3%
Depreciation and amortization                         1.8%       1.9%       1.5%
--------------------------------------------------------------------------------
(1) After non-recurring charges.
(2) Includes allocations from Melville in 1996.
--------------------------------------------------------------------------------


10                   Footstar, Inc. and Subsidary Companies

COST OF SALES

Footstar's cost of sales in fiscal 1998 rose 80 basis points. This cost increase is primarily attributable to higher markdowns recorded by Footaction as a result of the highly promotional business environment, the under absorption of occupancy expenses due to lower sales productivity, and the effect of non-recurring charges representing inventory writedowns. Meldisco's cost of sales decreased from last year as a result of better buying, lower distribution costs and improved inventory management which contributed to lower markdowns.

      In fiscal year 1997, consolidated cost of sales increased 60 basis points, with the main source for the cost increase attributable to Footaction's performance, where promotional markdowns were higher to drive sales in a very competitive environment. In addition, Footaction's sales volume did not allow this segment to leverage its fixed costs effectively. Meldisco's cost of sales were slightly higher than in 1996 primarily due to increased delivery costs. These higher costs were the result of consolidating all freight through two new distribution centers, partially offset by lower inbound freight costs.


STORE OPERATING, SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES

Store operating, selling, general and administrative expenses for fiscal 1998 increased 40 basis points. This increase was due primarily to the under absorption of fixed expenses resulting from lower sales productivity.

      For 1997, store operating, selling, general and administrative expenses as a percentage of net sales decreased 60 basis points from 1996 on flat same store sales. Several cost savings initiatives were implemented to accomplish this reduction. Head count and benefit costs were reduced at both the stores and home office. Major contracts were renegotiated at lower rates, including telecommunications, health insurance, property, casualty and workers' compensation insurance and freight agreements.

OPERATING PROFIT

                                                       Fiscal Year Ended
                                                 -------------------------------
($ in millions)                                     1998       1997      1996
--------------------------------------------------------------------------------
Operating profit
Meldisco(1)                                      $  108.5   $  105.0   $  102.7
Footaction(1)                                        39.4       53.0       49.6
General corporate expenses(1)                        (8.9)      (8.5)      (5.0)
Restructuring and asset
  impairment charges                                (34.4)     (15.7)        --
--------------------------------------------------------------------------------
Operating profit                                 $  104.6   $  133.8   $  147.3
================================================================================
Operating profit as a % of net sales                  5.7%       7.5%       8.8%
--------------------------------------------------------------------------------
(1) Calculated before non-recurring charges.
--------------------------------------------------------------------------------

      Fiscal 1998 operating profit decreased from 1997 due primarily to the $34.4 million in non-recurring charges related to the planned closing of approximately 30 Footaction stores, reconfiguring merchandise assortments at Footaction and exiting Meldisco's Central European business. Excluding this charge, operating profit would have been $139.0 million. Also contributing to the decrease was the decline in Footaction's operating profit resulting from gross margin pressure due to the highly promotional environment and higher fixed expenses, primarily rent, that Footaction could not absorb efficiently due to the lower sales productivity of the existing space. In 1998, Meldisco continued to improve its operating profit through improved gross margins and effective expense control in spite of lower same store sales due to unseasonable weather.

      Operating profit for 1997 decreased from 1996 due primarily to the recording of $15.7 million in restructuring and asset impairment charges relating to the consolidation of the logistics network and creation of a Shared Service Center. Excluding these charges, operating profit would have been $149.5 million. Also contributing to the decrease were the additional costs incurred in 1997 for functional areas required to support a stand-alone public company, offset in part by tighter controls over administrative expenses at Footaction and Meldisco.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities totaled $126.5 million, $145.4 million and $206.6 million for 1998, 1997 and 1996, respectively, and continued to serve as the Company's primary source of liquidity. During the three years ended January 2, 1999, cash generated from operations exceeded cash requirements for capital additions and dividends to Melville Corporation and Kmart. Additionally, the Company has a credit agreement that provides for a $300 million unsecured revolving credit facility (the "Credit Facility") to meet its operating and discretionary spending requirements.

      The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to ratios of debt and fixed charge coverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of September 18, 2000. The Credit Facility can be utilized for direct borrowings and the issuance of letters of credit.


                     Footstar, Inc. and Subsidary Companies                  11

                                                    Fiscal Year Ended
                                          -------------------------------------
($ in millions)                              1998          1997          1996
-------------------------------------------------------------------------------
Cash flows provided by
  Operating activities(1)                  $  126.5      $  145.4      $  206.6
Working capital                               161.9         285.1         259.4
Current ratio                                 1.60x         2.17x         1.80x
Capital expenditures                           58.6          59.1          68.3
-------------------------------------------------------------------------------
(1) Cash flows from operating activities are stated before cash outlays for minority interest of $36.3 million, $35.9 million and $63.8 million for the fiscal years ended 1998, 1997 and 1996, respectively. The cash flow amounts include after-tax interest income of approximately $17.7 million for the fiscal year ended 1996, related to intercompany balances with Melville which were eliminated subsequent to the spin-off.

      As of January 2, 1999, there were no loans outstanding under the Credit Facility.

      Despite a difficult year, the Company's financial position remains strong. At the end of the year, the Company had $49.1 million in cash and cash equivalents and it was debt free, in spite of spending $134.5 million in its share buyback programs during the 1998 fiscal year. The decline in working capital and the reduced current ratio were primarily due to lower levels of cash and cash equivalents as a result of the share repurchases.

      The Company's businesses are seasonal in nature. Peak selling periods coincide with Christmas, the Easter holiday and the back-to-school season. Working capital requirements vary with seasonal business volume and inventory buildups occurring prior to peak selling periods. The Company expects that its current cash, together with cash generated from operations and the Credit Facility, will be adequate to fund its operating expenses, working capital needs, capital expenditures and projected growth for the foreseeable future. The Company currently maintains significant borrowing capacity to take advantage of growth and investment opportunities.

      At the end of 1998 accounts receivable balances increased over 1997 levels due to a calendar shift and stronger sales during the week after Christmas. Ending inventories were slightly lower than in 1997. The increase in current liabilities in 1998 versus 1997 was due primarily to increases in accounts payable reflecting fresh inventory receipts and better working capital management.

      The Company spent $58.6 million in capital expenditures in 1998 and $59.1 million in 1997, relating primarily to opening, remodeling, relocating or expanding Footaction stores, and the continuing investment in strategic management information systems.

      For fiscal year 1999 the Company expects capital expenditures to be approximately $30 million, due primarily to the slower store growth at Footaction. Footaction plans to open or convert 20 to 30 stores in 1999. In addition, the Company plans to continue to invest in management information systems in 1999.

YEAR 2000 UPDATE

General

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company's computer equipment and software and devices with embedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. The Company has undertaken various initiatives intended to ensure that its computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. For this purpose, the term "computer equipment and software" includes systems that are commonly thought of as information technology ("IT") systems, including hardware, accounting, data processing and telephone/PBX systems, cash registers, hand-held terminals, scanning equipment and other miscellaneous systems, as well as systems that are not commonly thought of as IT systems, such as alarm systems, fax machines, elevators, sprinkler systems, material handling equipment and heating, ventilating and air-conditioning systems. Both IT and non-IT systems may contain embedded technology, which complicates the Company's Year 2000 identification, assessment, remediation and testing efforts.

Project

Overall, the Company's Year 2000 Project ("Project") is proceeding on schedule toward its goal of remediating the Year 2000 issue as it applies to the Company without a material business impact. The Project is divided into three major sections - Infrastructure and Facilities, Applications Software, and third-party suppliers, trading partners and vendors ("Third Parties"). Virtually all of the compliance was performed or is expected to be performed by Company associates. The general phases common to all sections are inventory, prioritization and assessment; remediation and replacement; testing; and contingency planning.

      As of January 2, 1999, the inventory, prioritization and assessment phase of each section of the Project had been substantially completed for all material items. The remediation and replacement phase of each section of the Project has also been substantially completed for all material items. Material items are those believed by the Company to have a significant risk involving the safety of individuals, or that may cause damage to property or affect business operations and/or revenues. The testing phase of the Project is being performed by the Company in 1999. None of the Company's other IT projects have been delayed due to the Project.


12                   Footstar, Inc. and Subsidary Companies

      The Applications Software section includes both the conversion of applications software that is not Year 2000 compliant and, where available from the supplier, the replacement of such software. The Company utilizes commercially available packaged software to support the majority of its application needs. A large majority of such packages have been represented by the respective vendors as Year 2000 compliant. Initial testing has to date confirmed this. Remaining business software programs not addressed by such commercially available packaged software have been inventoried, prioritized and assessed for Year 2000 compliance. Remediation of such software programs, where required, is completed and is currently undergoing integration testing. Such integration testing is scheduled to be completed by approximately the end of the second quarter of 1999. Contingency planning for this section, as necessary, is ongoing.

      The Infrastructure and Facilities section consists of major computer equipment and software other than Applications Software and facilities operated by the Company. The majority of computer equipment and software other than Applications Software has been recently remediated by utilizing hardware and software represented as Year 2000 compliant by the respective vendors. Initial testing has to date confirmed this. The remainder of the major Infrastructure has been inventoried, prioritized and assessed, and remediation efforts are ongoing and currently scheduled for completion by approximately the end of second quarter 1999. The testing phase is ongoing as computer equipment and software other than Applications Software is remediated, upgraded or replaced. All material Infrastructure and Facility activities are expected to be completed by approximately the end of the second quarter of 1999. This section also includes non-IT systems that are used in the operation of facilities operated by the Company. Integration testing to confirm Year 2000 compliance is scheduled to be completed by approximately the end of the second quarter of 1999. Contingency planning for this section, if necessary, is scheduled to begin in the second quarter 1999.

      The Third Parties section includes the process of identifying and prioritizing major suppliers, trading partners and vendors and communicating with them about their plans and progress in addressing the Year 2000 problem. Correspondence regarding the Year 2000 issue has been sent to all material suppliers, trading partners and vendors. The Company has been told by such material suppliers, trading partners and vendors that they expect to be Year 2000 compliant prior to the creation of material issues. The Company has conducted certain follow-up inquiries of such major suppliers, trading partners and vendors. Based on the results of such follow-up, the Company is scheduled to develop contingency plans during the first and second quarters of 1999. If necessary, the Company intends to implement contingency plans during the second and third quarters of 1999.

Costs

The total cost associated with required steps to become Year 2000 compliant is not expected to be material to the Company's financial position. The estimated total cost of the Year 2000 Project is approximately $1.0 million excluding payroll costs of the Company's internal personnel. The total amount expended on the Project through January 2, 1999 was $0.6 million, all of which was expensed. The future cost of completing the Year 2000 Project is estimated to be approximately $0.4 million excluding any costs for contingency plans and any costs if third parties experience Year 2000 problems. Funds for the Project are provided from existing operating budgets.

Risks

Although the Company anticipates minimal business disruption will occur as a result of the Year 2000 issue, the Year 2000 issue is unique and the failure to correct a material Year 2000 issue could result in an interruption in, or a failure of, certain normal business activities or operations, such as loss of communication links with store locations, loss of electric power, inability to process transactions and send purchase orders, inability to interact with providers of banking and other services and disruption of the supply of product and distribution channel (including, but not limited to ports, transportation vendors and U.S. Customs). Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. In addition, the Company's Kmart relationship is significant to the Company and the failure of Kmart to be Year 2000 compliant could have a material adverse effect on the Company. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of Third Parties, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Year 2000 Project is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material Third Parties. The Company believes that, with the implementation of new business systems and completion of the Project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

      Readers are cautioned that forward-looking statements contained in the Year 2000 Update should be read in conjunction with the Company's disclosures under the heading "Forward Looking Statements" beginning on page 9.


                     Footstar, Inc. and Subsidary Companies                  13

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

      KPMG LLP, certified public accountants, were engaged to audit the consolidated financial statements of the Company. Their Independent Auditors' Report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation of these financial statements.

/s/ J. M. Robinson
--------------------------------
J. M. Robinson
Chairman of the Board and Chief Executive Officer

/s/ Carlos E. Alberini
--------------------------------
Carlos E. Alberini
Senior Vice President and Chief Financial Officer

February 8, 1999

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Footstar, Inc.:

      We have audited the accompanying consolidated balance sheets of Footstar, Inc. and Subsidiary Companies as of January 2, 1999 and January 3, 1998, and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Footstar, Inc. and Subsidiary Companies as of January 2, 1999 and January 3, 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended January 2, 1999 in conformity with generally accepted accounting principles.

/s/ KPMG LLP
--------------------------------
KPMG LLP
Short Hills, New Jersey

February 8, 1999

14                   Footstar, Inc. and Subsidary Companies

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   For the Fiscal Years Ended
                                                --------------------------------
(dollars in millions,                             Jan. 2,     Jan. 3,   Dec. 28,
except per share amounts)                          1999        1998      1996
--------------------------------------------------------------------------------

Net sales                                       $1,829.1    $1,794.9   $1,672.3
Cost of sales                                    1,278.0     1,240.8    1,144.7
--------------------------------------------------------------------------------
Gross profit                                       551.1       554.1      527.6
Store operating, selling, general
  and administrative expenses                      386.3       371.1      355.5
Depreciation and amortization                       33.5        33.5       24.8
Restructuring and asset impairment
  charges                                           26.7        15.7        --
--------------------------------------------------------------------------------
Operating profit                                   104.6       133.8      147.3
Interest (expense) income, net                      (0.6)        2.1       14.4
--------------------------------------------------------------------------------
Income from continuing operations
  before income taxes and minority
  interests                                        104.0       135.9      161.7
Provision for income taxes                          32.4        41.3       54.6
--------------------------------------------------------------------------------
Income from continuing operations
  before minority interests                         71.6        94.6      107.1
Minority interests in net income                    38.1        36.0       36.0
--------------------------------------------------------------------------------
Income from continuing operations
  before discontinued operations                    33.5        58.6       71.1
Earnings from discontinued operations,
  net of income taxes of $1.1                        --         --          0.8
Income (loss) on disposal of
  discontinued operations, net of
  income taxes (benefit) of $12.6
  and $(31.4)                                        --         21.4      (53.6)
--------------------------------------------------------------------------------
Net income                                      $   33.5    $   80.0   $   18.3
--------------------------------------------------------------------------------
Average common shares outstanding
   Basic                                            25.2        29.3
--------------------------------------------------------------------------------
   Diluted                                          25.4        29.4
--------------------------------------------------------------------------------
Earnings per share
   Basic:
   Income from continuing operations            $   1.33    $   2.00
   Income from discontinued operations               --         0.73
--------------------------------------------------------------------------------
   Net income                                   $   1.33    $   2.73
--------------------------------------------------------------------------------
   Diluted:
   Income from continuing operations            $   1.32    $   1.99
   Income from discontinued operations               --         0.73
--------------------------------------------------------------------------------
   Net income                                   $   1.32    $   2.72
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------


                    Footstar, Inc. and Subsidiary Companies                   15

CONSOLIDATED BALANCE SHEETS
                                                               Jan. 2,  Jan. 3,
(dollars in millions, except per share amounts)                 1999      1998
--------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                 $   49.1  $  152.2
   Accounts receivable, net                                      52.0      43.9
   Inventories                                                  280.2     284.5
   Prepaid expenses and other current assets                     49.4      48.4
--------------------------------------------------------------------------------
      Total current assets                                      430.7     529.0
Property and equipment, net                                     217.3     201.9
Goodwill, net of accumulated amortization of
  $6.4 and $5.5, respectively                                    26.6      27.5
Deferred charges and other noncurrent assets                     10.8      12.6
--------------------------------------------------------------------------------
      Total assets                                           $  685.4  $  771.0
================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                          $  112.3  $   95.4
   Accrued expenses                                             143.8     126.6
   Income taxes payable                                          12.7      21.9
--------------------------------------------------------------------------------
      Total current liabilities                                 268.8     243.9
Other long-term liabilities                                      45.5      59.5
Minority interests in subsidiaries                               67.8      65.1
--------------------------------------------------------------------------------
      Total liabilities                                      $  382.1  $  368.5
================================================================================
Shareholders' equity:
   Common stock $.01 par value: 100,000,000 shares
     authorized, 30,591,575 and 30,558,107 shares issued          0.3       0.3
   Additional paid-in capital                                   335.5     333.6
   Accumulated other comprehensive income                        (0.2)     (0.4)
   Treasury stock: 7,068,825 and 2,685,900 shares,
     at cost, respectively                                     (200.8)    (66.3)
   Unearned compensation                                         (5.4)     (5.1)
   Retained earnings                                            173.9     140.4
--------------------------------------------------------------------------------
      Total shareholders' equity                                303.3     402.5
--------------------------------------------------------------------------------
      Total liabilities and shareholders' equity             $  685.4  $  771.0
================================================================================
See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------


16                  Footstar, Inc. and Subsidiary Companies

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

                                                                                                      Accumulated
                                                                                                         Other
                                      Common Stock    Treasury Stock  Additional                        Compre-
(dollars in millions,                --------------   ---------------   Paid-in    Unearned   Retained  hensive  Divisional
except per share amounts)            Shares  Amount    Stock  Amount    Capital  Compensation  Earnings  Income    Equity     Total
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1995       --    $ --         --     $ --     $--         $--         $--       $--   $ 1,013.8  $   --
-----------------------------------------------------------------------------------------------------------------------------------
Changes in shareholders'
   equity for the period
   ended October 12, 1996:
Comprehensive income:
   Net loss                           --      --         --       --      --          --          --        --        (4.2)     --
   Foreign currency
      translation adjustment,
      net of tax                      --      --         --       --      --          --          --        --        (2.0)     --
                                                                                                                    ------
      Total comprehensive
        income                                                                                                        (6.2)
Melville Capital
    Withdrawal                        --      --         --       --      --          --          --       --       (646.2)     --
Distribution of
    Footstar, Inc.
    common stock by
    Melville                  30,533,883    0.3          --       --   323.6          --        37.9      (0.4)     (361.4)     --
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
    October 12, 1996          30,533,883   $0.3          --     $ --  $323.6        $ --      $ 37.9     $(0.4)     $   --  $ 361.4
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                         --      --         --       --      --          --        22.5        --          --     22.5
Common stock incentive plans          --      --         --       --     6.4        (6.1)         --        --          --      0.3
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
     December 28, 1996        30,533,883   $0.3          --     $ --  $330.0       $(6.1)     $ 60.4     $(0.4)     $   --  $ 384.2
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
     Net income                       --      --         --       --      --          --        80.0        --          --     80.0
Common stock
     incentive plans              24,224      --         --       --     3.6         1.0          --        --          --      4.6
Purchase of Treasury shares           --      -- (2,685,900)   (66.3)     --          --          --        --          --    (66.3)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
      January 3, 1998         30,558,107   $0.3  (2,685,900)  $(66.3) $333.6       $(5.1)     $140.4     $(0.4)     $   --  $ 402.5
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                         --      --         --       --      --          --        33.5        --      $   --     33.5
   Foreign currency
      translation
      adjustment,
      net of tax                      --      --         --       --      --          --          --       0.2          --      0.2
                                                                                                                            -------
      Total comprehensive
          income                                                                                                               33.7
Common stock incentive
    plans                         33,468      --         --       --     1.9        (0.3)         --        --          --      1.6
Purchase of Treasury
    shares                            --      -- (4,382,925)  (134.5)     --          --          --        --          --   (134.5)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
    January 2, 1999           30,591,575   $0.3  (7,068,825) $(200.8) $335.5       $(5.4)     $173.9     $(0.2)     $   --  $ 303.3
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------


                    Footstar, Inc. and Subsidiary Companies                   17

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Jan. 2,    Jan. 3,    Dec. 28,
(dollars in millions)                             1999       1998        1996
-------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                      $   33.5   $   80.0   $   18.3
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
(Gain) loss on disposal of discontinued
  operations                                         --       (34.0)      85.0
Restructuring and asset impairment
  charges                                           34.4       15.7        --
Minority interests in net income                    38.1       36.0       36.0
Depreciation and amortization                       33.5       33.5       29.8
Loss on disposal of fixed assets                     4.6        3.9        2.3
Deferred income taxes                               (2.3)      18.9      (12.2)
Stock incentive plans                                2.2        1.9        --
Changes in operating assets and
  liabilities:
(Decrease) increase in accounts
  receivable, net                                   (8.1)      33.7       (9.2)
(Increase) decrease in inventories                  (3.4)      (2.6)      16.2
Decrease (increase) in prepaid expenses,
  deferred charges and other assets                  1.1       (3.5)       0.2
Decrease (increase) in accounts payable
  and accrued expenses                              13.9      (30.6)      14.8
(Decrease) increase in federal income
  taxes payable and other liabilities              (21.0)      (7.5)      25.4
-------------------------------------------------------------------------------
Net cash provided by operating
  activities                                       126.5      145.4      206.6
-------------------------------------------------------------------------------
Cash flows from (used in) investing
  activities:
Additions to property and equipment                (58.6)     (59.1)     (68.3)
Proceeds from the sale or disposal of
  property and equipment                             --         --         3.4
-------------------------------------------------------------------------------
Net cash used in investing activities              (58.6)     (59.1)     (64.9)
-------------------------------------------------------------------------------
Cash flows from (used in) financing
  activities:
Payments on stock incentive plans                   (0.8)       --         --
Dividends paid to minority interests               (36.3)     (35.9)     (63.8)
Proceeds of common stock from minority
  interest                                           0.8        --         --
Treasury stock acquired                           (134.5)     (66.3)       --
Decrease in due from parent and other
  divisions                                          --         --       710.8
Melville capital withdrawal                          --         --      (646.2)
Other                                               (0.2)       3.5       (4.2)
-------------------------------------------------------------------------------
Net cash used in financing activities             (171.0)     (98.7)      (3.4)
-------------------------------------------------------------------------------
Net (decrease) increase in cash and
  cash equivalents                                (103.1)     (12.4)     138.3
Cash and cash equivalents beginning
  of year                                          152.2      164.6       26.3
-------------------------------------------------------------------------------
Cash and cash equivalents end of year           $   49.1   $  152.2   $  164.6
================================================================================
See accompanying notes to consolidated financial statements.
-------------------------------------------------------------------------------


18                  Footstar, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in millions, except per share amounts)

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

The following transactions were recorded through shareholders' equity at historical cost on the date of the Distribution:

                                            Pre-        Capital           Post-
                                    Distribution      Withdrawal    Distribution
--------------------------------------------------------------------------------
Melville equity investment              $1,007.6
Transfer of retained earnings
  to Melville                                          $(896.8)
Transfer of equity to Melville                          (110.8)
Shareholders' equity:
  Common stock                                             0.3          $   0.3
  Contributed capital
   from elimination of
   intercompany debt                                     253.8
Contributed capital from
  Melville's equity investment                            69.8            323.6
Retained earnings                                         37.9             37.9
Cumulative translation adjustment                         (0.4)            (0.4)
--------------------------------------------------------------------------------
Total equity                            $1,007.6       $(646.2)          $361.4
================================================================================

      Melville Corporation allocated various costs to its subsidiaries based on the Company's share of costs paid by Melville for consolidated programs. Such allocations may not be reflective of the costs which would be incurred if the Company operated on a stand-alone basis or which will be incurred in the future. Management believes that the basis for allocations was reasonable. A summary of the amounts allocated to the Company for the fiscal year ended December 28, 1996 was as follows:

                                                                            1996
--------------------------------------------------------------------------------
Cost of Employee Stock Ownership Plan                                       $2.6
Administrative costs                                                         1.5
--------------------------------------------------------------------------------
                                                                            $4.1
--------------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of all subsidiary companies. The minority interests represent the 49 percent participation of Kmart Corporation ("Kmart") in the ownership of substantially all retail subsidiaries of Meldisco formed or to be formed from July 1967 until July 1, 2012 for the purpose of operating leased shoe departments in Kmart stores. Interdivisional balances and transactions between the entities have been eliminated. The accompanying financial statements include the consolidated results of operations, assets and liabilities of the Company for the 52-week year ended January 2, 1999 and the 53-week year ended January 3, 1998 and the 11 weeks ended December 28, 1996 and the combined historical results of operation, assets and liabilities of the Company while a part of Melville Corporation for the 41 weeks ended October 12, 1996. For simplicity of presentation, these financial statements are referred to as consolidated financial statements herein.

Accounting Changes

The Board of Directors of the Company approved on December 5, 1996 a change to a fiscal year ending on the Saturday closest to December 31 from a calendar year. Fiscal 1998 ended on January 2, 1999, fiscal 1997 ended on January 3, 1998, a 53-week year-end, and fiscal 1996 ended on December 28, 1996.

Basis of Presentation

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

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


                    Footstar, Inc. and Subsidiary Companies                   19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by comparing projected individual store cash flows over the lease term to the asset carrying values.

Deferred Charges

Deferred charges are amortized on a straight-line basis, generally over the remaining life of the charge.

Goodwill

The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis over 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Store Opening and Closing Costs

New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

Advertising Costs

The Company charges production costs of advertising to expense the first time the advertising takes place. Advertising costs, as a component of store operating, selling, general and administrative expenses, were $40.6 million in 1998, $39.6 million in 1997 and $39.0 million in 1996.

Income Taxes

In 1996, the Company and Melville entered into a Tax Disaffiliation Agreement. Under the Agreement, the Company is generally responsible for any of its tax with respect to periods prior to the spin-off, determined as if on a separate company basis. For periods subsequent to October 12, 1996, the Company files its own federal and state tax returns.

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

Foreign Currency Translation

The Company translates foreign currency financial statements by translating balance sheet accounts at the exchange rate as of the balance sheet date and income statement accounts at the average rate for the year. Adjustments resulting from the translation of financial statements are reflected as a component of comprehensive income. Translation gains and losses were insignificant in all periods.

Postretirement Benefits

The Company provides a defined benefit health care plan for substantially all retirees who meet certain eligibility requirements. The annual cost of postretirement benefits is funded as it arises and the cost is recognized over an employee's term of service to the Company.

Stock-Based Compensation Plans

As permitted under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected not to adopt the fair value-based method of accounting for its stock-based compensation plans, but continues to apply the provisions of APB Opinion No. 25.

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


20                  Footstar, Inc. and Subsidiary Companies

      The following reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute basic and diluted earnings per share.

                                                          1998            1997
--------------------------------------------------------------------------------
Shares outstanding at beginning of year                   27.9            30.5
Weighted average shares repurchased                       (2.8)           (1.2)
Contingently issuable shares                               0.1             --
--------------------------------------------------------------------------------
Average shares outstanding - basic                        25.2            29.3
Dilutive effect of stock options                           0.2             0.1
--------------------------------------------------------------------------------
Average shares outstanding - diluted                      25.4            29.4
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

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value due to the short-term nature of these instruments.

Comprehensive Income

On January 4, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the consolidated statements of stockholders' equity and comprehensive income. The Statement requires only additional disclosures in the notes to the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 1998 presentation.

RESTRUCTURING, ASSET IMPAIRMENT AND OTHER CHARGES

During the fourth quarter of 1998, the Company approved a restructuring plan which included the closing of approximately 30 underperforming Footaction stores, the reconfiguring of Footaction merchandise assortments, the refinement of store layouts and the exiting of Meldisco's Central European business. These charges include lease buyouts, inventory markdowns and asset impairment charges relating to planned store closings and asset impairment charges relating to other stores.

      In connection with these actions, the Company recorded a one-time, pre-tax charge of $34.4 million ($22.7 million after taxes) in the fourth quarter of 1998.

      The significant components of the restructuring, asset impairment and other charges, and the reserves remaining as of January 2, 1999, were as follows:

                                                      Recorded         Remaining
--------------------------------------------------------------------------------
Lease obligations and fixed asset
  write-offs for Footaction store closings             $20.0             $20.0

Impaired assets, principally fixtures and
  leasehold improvements                                 6.4               --

Store footwear and apparel
  inventory markdowns                                    5.2               5.2

Europe inventory markdown                                2.5               2.5

Lease obligations and fixed asset
  write-offs for Europe closings                         0.3               0.3
--------------------------------------------------------------------------------
                                                       $34.4             $28.0
================================================================================

      The inventory reduction charges, totaling $7.7 million, were recorded in cost of sales while the remaining $26.7 million was recorded in operating expenses under restructuring and asset impairment charges. Of the $28.0 million reserve remaining on the balance sheet,$7.7 million is recorded as a reserve reducing inventory and $20 million of Footaction lease obligations and fixed asset write-offs are a component of accrued expenses.The final $0.3 million of Europe lease obligations and fixed asset write-offs are reserved for in long-term liabilities. The asset impairment charge was recorded as a reduction of property and equipment. The fixed asset write-offs and asset impairments represent principally fixtures and leasehold improvements.

      In connection with the Footaction store closings, the Company established a reserve for future lease payments anticipating sublease activity and lease buyouts based on historical experience. Costs are being charged against the reserve as incurred. On average, the remaining lease term for the stores to be closed is approximately five years. Given the estimated payout term of these reserves, they will be assessed periodically to determine their adequacy.


                    Footstar, Inc. and Subsidiary Companies                   21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The fixed assets written off could not readily be used at other store locations nor was there a ready market outside the Company to determine fair value; the assets are expected to be discarded at the time of closing. The asset impairment charge was necessary as the projected cash flows for these stores was not sufficient to support recorded asset values. The amount of the impairment charge was based on the difference between the fair value of the assets, as calculated through discounted expected cash flows, and the carrying amount of these assets. The asset impairment charge principally related to stores with negative contribution and cash flow. Accordingly, the asset write-off and impairment charge recorded for these assets represented their carrying value at the time of approval for the restructuring plan.For assets that were reduced to zero, depreciation was discontinued. The stores are operating at a loss and continued to do so subsequent to the recording of the asset write-off and impairment charges. Operating results for the individual stores are being included in operations through the closing dates of the respective stores.

      The exiting of Meldisco's Central European business is anticipated to be completed by the end of 1999 by transferring these activities to Meldisco's Central European partner or another outside party. Net sales for this business amounted to $11.5 million, $11.8 million and $11.0 million in 1998, 1997 and 1996, respectively, and net operating results amounted to a $1.9 million loss, a $0.1 million loss and $0.4 million income in 1998, 1997 and 1996, respectively. The 1998 net operating loss is before non-recurring charges of $2.8 million.

      During November 1997, in support of its long-term strategy, the Company announced plans to consolidate its logistics networks and centralize certain accounting functions.

      In connection with these actions, the Company recorded a one-time, pre-tax charge of $15.7 million in the fourth quarter of 1997. The Dallas distribution center was closed in the third quarter of 1998 as part of this plan.

      The significant components of the restructuring and asset impairment charges recorded in the fourth quarter of 1997, and the reserves remaining as of January 2, 1999 and January 3, 1998, were as follows:

                                                 Recorded          Remaining
--------------------------------------------------------------------------------
                                                         January 2,   January 3,
                                                               1999         1998
--------------------------------------------------------------------------------
Fixed asset write-offs                            $9.0       $ --       $ --
Lease obligations and transition costs
   related to warehouse and service center         4.3        4.0        4.3
Severance and other employee
   benefit vesting                                 2.4         --        2.4
--------------------------------------------------------------------------------
                                                 $15.7       $4.0       $6.7
================================================================================

The remaining $4.0 million reserve is included as a component of accrued expenses.

DISCONTINUED OPERATIONS

On June 3, 1996, Melville announced a plan to convert approximately 100 Thom McAn stores to Footaction stores and to exit the Thom McAn business. This plan was principally completed by the end of fiscal 1997. In connection with this plan, the Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996. Accordingly, the results of operations for the Thom McAn segment have been classified as discontinued operations for all periods presented in the consolidated statements of operations.

      In the fourth quarter of 1997, the Company reversed $34.0 million ($21.4 million after taxes) of the $85.0 million ($53.6 million after taxes) reserve created as a result of the discontinuation of the Thom McAn chain in 1996.

      Discontinued operations accounted for 1.5 percent and 1.8 percent of total assets as of year-end 1998 and 1997, respectively. The balances principally consist of a deferred tax asset.

      Discontinued operations accounted for 5.8 percent and 5.0 percent of total liabilities as of year-end 1998 and 1997, respectively. Liabilities in both years consist principally of reserves for restructuring and employee benefits.

      The following table summarizes the operating results of the discontinued operations for the fiscal years presented:

                                                   1998       1997        1996
--------------------------------------------------------------------------------
Net sales                                          $ --       $ --      $187.6
Operating income (loss)                            $ --       $34.0     $(94.5)
================================================================================

      The loss on disposal of discontinued operations for 1996 included an $85.0 million pre-tax charge relating to future operating losses during the wind-down period, lease settlement cost, asset write-offs and severance.

      The significant components of the charge and the reserve remaining as of January 2, 1999 and January 3, 1998 were as follows:

                                            Recorded           Remaining
--------------------------------------------------------------------------------
                                                     January 2,       January 3,
                                                           1999             1998
--------------------------------------------------------------------------------
Lease obligations, contingencies
  and fixed asset write-offs for
  store closings, home office
  and warehouse shutdowns                       $61.9      $5.5            $7.7
Operating loss reserve                           21.1       0.5             2.3
Severance and other
  employee benefit vesting                        2.0        --             1.0
--------------------------------------------------------------------------------
Total                                           $85.0      $6.0           $11.0
================================================================================

The remaining discontinued operations reserve is a component of accrued expenses.


22                  Footstar, Inc. and Subsidiary Companies

ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

                                                            1998           1997
--------------------------------------------------------------------------------
Due from licensors, principally Kmart                     $  28.4       $  18.0
Other                                                        24.8          27.4
--------------------------------------------------------------------------------
                                                             53.2          45.4
Less: Allowance for doubtful accounts                         1.2           1.5
--------------------------------------------------------------------------------
Total                                                     $  52.0       $  43.9
================================================================================

PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

                                                          1998            1997
--------------------------------------------------------------------------------
Deferred income taxes                                   $  37.4          $  36.3
Other                                                      12.0             12.1
--------------------------------------------------------------------------------
Total                                                   $  49.4          $  48.4
================================================================================

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                            Useful Lives
                                             (in years)         1998       1997
--------------------------------------------------------------------------------
Land                                                            $8.9       $8.9
Buildings and improvements                     10-40            12.1       13.2
Equipment and furniture                         5-10           211.0      194.2
Leasehold improvements                            10            75.3       69.1
--------------------------------------------------------------------------------
                                                               307.3      285.4
Less accumulated depreciation
  and amortization                                              90.0       83.5
--------------------------------------------------------------------------------
Total                                                         $217.3      $201.9
================================================================================

ACCRUED EXPENSES

Accrued expenses consisted of the following:

                                                                  1998     1997

--------------------------------------------------------------------------------
Rent                                                             $ 28.1   $ 28.3
Taxes other than federal income taxes                              14.4     11.7
Salaries and compensated absences                                  12.0     13.7
Reserve for loss on disposal of
  discontinued operations                                           6.0     11.0
Capital expenditures                                                4.7      5.5
Restructuring reserves                                             24.0      2.8
Other                                                              54.6     53.6
--------------------------------------------------------------------------------
Total                                                            $143.8   $126.6
================================================================================

OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

                                                               1998     1997
--------------------------------------------------------------------------------
Employee benefit costs                                        $40.4    $34.2
Restructuring reserves                                          0.3      3.9
Deferred taxes                                                   --      1.2
Other                                                           4.8     20.2
--------------------------------------------------------------------------------
Total                                                         $45.5    $59.5
================================================================================

LONG-TERM DEBT

The Company maintains a $300 million unsecured revolving Credit Facility to support general corporate borrowing requirements. As of January 2, 1999 and January 3, 1998 there were no loans outstanding under the Credit Facility. Interest on all borrowing is determined based upon several alternative rates available under the Credit Facility.

      The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to ratios of debt and fixed charge coverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of September 18, 2000.

LEASES

The Company and its subsidiaries lease retail stores, warehouse and office facilities over periods generally ranging from five to 10 years.

      Net rental expense for all operating leases for each of the three years ended January 2, 1999 was as follows:

                                                  1998      1997     1996
--------------------------------------------------------------------------------
Minimum rentals                                  $ 61.9    $ 47.9   $ 40.7
Contingent rentals                                124.0     125.3    123.1
--------------------------------------------------------------------------------
Total                                            $185.9    $173.2   $163.8
================================================================================

      Contingent rent expense principally represents rentals assessed under the Master Agreement with Kmart which are principally based on sales. Accordingly, the future minimum rental payments disclosed below exclude future rents to Kmart.


                    Footstar, Inc. and Subsidiary Companies                   23

      At January 2, 1999, the future minimum rental payments under operating leases, excluding lease obligations for closed stores, were as follows:

                                                                Operating Leases
--------------------------------------------------------------------------------
1999                                                                      $ 67.0
2000                                                                        64.1
2001                                                                        62.0
2002                                                                        59.6
2003                                                                        57.5
Thereafter                                                                 174.7
--------------------------------------------------------------------------------
Total                                                                     $484.9
================================================================================

INCOME TAXES

The provision for income taxes was comprised of the following:

                                                           1998     1997   1996
--------------------------------------------------------------------------------
Federal                                                    $25.2    $32.2  $44.3
State                                                        7.2      9.1   10.3
--------------------------------------------------------------------------------
Total                                                      $32.4    $41.3  $54.6
================================================================================

      The provision for income taxes for continuing operations includes net deferred tax benefits of $9.4 million and $9.3 million for January 2, 1999 and January 3, 1998, respectively, and a net deferred charge of $7.8 million for December 28, 1996.

      Reconciliations of the effective tax rates to the U.S. statutory income tax rate were as follows:

                                                        1998      1997     1996
--------------------------------------------------------------------------------
Effective tax rate                                      31.1%     30.4%    33.8%
State income taxes, net of
  federal tax benefit                                   (4.5)     (4.3)    (4.1)
51% owned subsidiaries excluded
  from the Parent's consolidated
  federal income tax return                             11.7       8.6      6.1
Other                                                   (3.3)      0.3     (0.8)
--------------------------------------------------------------------------------
Statutory federal income tax rate                       35.0%     35.0%    35.0%
================================================================================

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax asset and liabilities for the fiscal years were as follows:

                                                                   1998     1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Restructuring and purchase accounting reserves                  $12.0    $10.5
  Inventories                                                      14.9     10.9
  Postretirement benefits                                          13.4     13.4
  Employee benefits                                                 9.9     11.6
  Other                                                             3.6      7.3
--------------------------------------------------------------------------------
Total deferred tax assets                                          53.8     53.7
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                                           13.6     15.4
  Other                                                             2.8      3.2
--------------------------------------------------------------------------------
Total deferred tax liabilities                                     16.4     18.6
--------------------------------------------------------------------------------
Net deferred tax assets                                           $37.4    $35.1
================================================================================

      Based on the Company's historical taxable income and projected future taxable income over the periods in which deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the net deferred tax assets.

STOCK INCENTIVE PLANS

As of October 12, 1996, the Company adopted the 1996 Incentive Compensation Plan (the "Plan"). The Plan is designed to motivate and reward officers and key employees for outstanding service, by providing awards that are linked to the Company's performance and the creation of shareholder value. Under the Plan, a maximum of 3,100,000 shares, plus 10 percent of the number of any shares newly issued by the Company (excluding issuances under the Plan or any other compensation or benefit plan of the Company), may be issued in connection with stock options, restricted stock, deferred stock and other stock-based awards.

      Under the Plan, employee stock options may not be awarded at less than market value on the date of grant. Generally, options are exercisable in installments of 20 percent beginning one year from date of grant and expire 10 years after the grant date, provided the optionee continues to be employed by the Company.


24                   Footstar, Inc. and Subsidiary Companies

     The following table provides information relating to the status of, and changes in, employee stock options granted:

                                                 1998               1997
                                           -------------------------------------
                                           Employee  Average   Employee  Average
                                              Stock   Option      Stock   Option
                                            Options    Price    Options    Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year                          971,370      $24   615,450      $21
Granted                                      305,600       31   401,100       26
Cancelled                                    (52,550)      25   (44,240)      22
Exercised                                    (28,840)      22      (940)      21
--------------------------------------------------------------------------------
Outstanding at end of year                 1,195,580      $26   971,370      $24
--------------------------------------------------------------------------------
Exercisable at end of year                   344,451            115,164
================================================================================

      Deferred restricted stock units were granted to certain officers and key employees. The units vest five years from date of grant, provided the executive continues to be employed by the Company.

      The following table provides information relating to the status of, and change in, deferred restricted stock units:

                                       1998                         1997
                            ----------------------------------------------------
                               Deferred                    Deferred
                             Restricted      Average     Restricted      Average
                            Stock Units   Unit Price    Stock Units   Unit Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year             156,297        $21       171,212          $21
Granted                          15,051         27            --           --
Cancelled                            --         --       (11,932)          21
Shares issued                        --         --        (2,983)          21
--------------------------------------------------------------------------------
Outstanding at end of year      171,348        $22       156,297          $21
--------------------------------------------------------------------------------

      The Company recorded $3.6 million as unearned compensation in 1996 and has amortized $0.7 million, $0.7 million and $0.2 million in 1998, 1997 and 1996, respectively.

      The Plan also permits the granting of deferred stock units, representing rights to receive cash and/or common stock of the Company based upon certain performance criteria generally over a three-year performance period. Compensation expense related to grants under these provisions is based on current market price of the Company's common stock at the date of grant and the extent to which performance criteria are being met. The following table provides information relating to the status of, and changes in, these deferred stock units.

                                                               1998
                                                 -------------------------------
                                                   Deferred          Average
                                                  Stock Units      Unit Price
--------------------------------------------------------------------------------
Outstanding at beginning of year                        --           $ --
Granted                                             27,902             29
Cancelled                                               --             --
Shares issued                                           --             --
--------------------------------------------------------------------------------
Outstanding at end of year                          27,902            $29
--------------------------------------------------------------------------------

      The Company recorded $2.1 million, $1.1 million and $2.9 million as unearned compensation in 1998, 1997 and 1996, respectively, and amortized $1.1 million, $1.2 million and $0.2 million in 1998, 1997 and 1996, respectively.The Company paid $0.8 million in cash relating to the plan in 1998.

      The Plan also offers incentive opportunities based upon performance results against pre-established earnings targets and other selected measures for each fiscal year. Plan awards may be paid exclusively in cash or partially in deferred stock with a matching Footstar grant. The elective deferrals and matched amounts are deferred for a five-year period. The amount deferred will be paid in shares.

      The following table provides information relating to the status of, and changes in, options granted:

                                         1998                   1997
--------------------------------------------------------------------------------
                               Deferred       Average   Deferred        Average
                                 Shares   Share Price     Shares    Share Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year              122,520      $26              --        $--
Granted                           40,507       29         128,394         27
Cancelled                        (3,337)       28         (1,937)         26
Shares issued                    (6,676)       28         (3,937)         26
--------------------------------------------------------------------------------
Outstanding at end of year      153,014       $28        122,520         $26
================================================================================

Shares available for grant under the Plan totaled 1,508,780 and 1,966,367 as of January 2, 1999 and January 3, 1998, respectively.


                     Footstar, Inc. and Subsidiary Companies                  25

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

      The following table provides information relating to the status of, and changes in, options granted:

                                                  1998               1997
                                          --------------------------------------
                                                      Average            Average
                                               Stock   Option     Stock   Option
                                             Options    Price   Options    Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year                           12,000      $21    10,000      $21
Granted                                        2,000       44     2,000       22
Cancelled                                         --       --        --       --
Exercised                                         --       --        --       --
--------------------------------------------------------------------------------
Outstanding at end of year                    14,000      $24    12,000      $21
--------------------------------------------------------------------------------
Options exercisable at
  end of year                                  4,400              2,000
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

      The following table provides information relating to the status of, and changes in, stock units:

                                                1998               1997
                                         ---------------------------------------
                                         Stock    Average      Stock    Average
                                         Units   Unit Price    Units  Unit Price
--------------------------------------------------------------------------------
Outstanding at
  beginning of year                     18,000      $22       10,000       $21
Granted                                 12,000       44       12,000        22
Cancelled                                   --       --           --        --
Shares issued                           (2,000)      44       (4,000)       22
--------------------------------------------------------------------------------
Outstanding at end of year              28,000      $30       18,000       $22
--------------------------------------------------------------------------------

      Shares available for grant under the Director's Plan totaled 146,525 and 166,000 as of January 2, 1999 and January 3, 1998, respectively.

      The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option plans been determined based upon the fair value at the grant date for awards under these plans been consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would be as follows:

                                                                   1998     1997
--------------------------------------------------------------------------------
Net income:
  Reported                                                        $33.5    $80.0
  As adjusted for SFAS 123                                         30.2     78.2
--------------------------------------------------------------------------------
Earnings per share:
  Basic:
   Reported                                                        1.33     2.73
   As adjusted for SFAS 123                                        1.20     2.67
  Diluted:
   Reported                                                        1.32     2.72
   As adjusted for SFAS 123                                        1.19     2.66
--------------------------------------------------------------------------------

      The fair value of options granted during 1998, 1997 and 1996 was $13.87, $12.86 and $9.41, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                        1998      1997     1996
--------------------------------------------------------------------------------
Expected volatility                                     35.0%     35.0%    30.0%
Expected life in years                                   6.0       6.1      6.5
Risk-free interest rate                                  5.5%      5.6%     6.2%
Assumed forfeiture rate                                  0.0%      0.0%     0.0%
--------------------------------------------------------------------------------

      During 1997 the Company adopted an Associate Stock Purchase Plan to provide substantially all employees who have completed one year of service an opportunity to purchase shares of its common stock through payroll deductions, up to 10 percent of eligible compensation. Quarterly, participant account balances are used to purchase shares of stock at 85 percent of the lower of the fair market value of the shares at the beginning of the offering period or the purchase date. A total of 1,600,000 shares are available for purchase under the plan. There were 56,199 and 19,486 shares purchased under the plan in fiscal 1998 and 1997, respectively.


26                   Footstar, Inc. and Subsidiary Companies

TREASURY STOCK

      In May 1997, the Company's Board of Directors authorized a stock repurchase program to purchase up to 10 percent of its common stock outstanding, or approximately 3,050,000 shares, in the open market. As of January 3, 1998, the Company had purchased 2,685,900 shares of its stock in the open market for an aggregate purchase amount of $66.3 million. In January 1998, the Company's Board of Directors authorized a second stock repurchase program to purchase approximately 3,000,000 additional shares of its common stock. In fiscal 1998, the Company completed the first and second stock repurchase programs by purchasing 3,364,100 shares of its stock in the open market for an aggregate purchase amount of $112.9 million. In the third quarter of 1998, the Company's Board of Directors authorized a third stock repurchase program to purchase up to 2,450,000 shares, in the open market. Under this program, 1,018,825 shares of stock were purchased in the open market for an aggregate purchase amount of $21.6 million during 1998. As of January 2, 1999, the Company repurchased a total of 4,382,925 shares of stock for an aggregate purchase amount of $134.5 million. The treasury shares may be used for the exercise of employee stock options or for other corporate purposes. As of January 2, 1999, an aggregate of 7,068,825 shares or 23 percent of the total common stock outstanding had been repurchased.

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

      Contributions to the plan by the Company for both profit sharing and matching of employee contributions were approximately $2.8 million, $3.3 million and $3.3 million for the years ended 1998, 1997 and 1996, respectively.

POSTRETIREMENT BENEFITS

On January 4, 1998, the Company adopted Statement of Financial
Accounting Standards ("SFAS") No. 132, "Employer's Disclosure about Pension and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 does not change the method of accounting for such plans.

      The Company provides postretirement health benefits for retirees who meet certain eligibility requirements. The following table represents the Company's change in benefit obligation:

                                                               1998     1997
--------------------------------------------------------------------------------
Change in benefit obligation

Benefit obligation at beginning of year                        $ 24.3   $ 23.2
Service cost                                                      0.2      0.3
Interest cost                                                     1.4      1.7
Amendments                                                       (4.1)      --
Actuarial (gain)/loss                                            (2.4)     0.6
Net benefits paid                                                (1.6)    (1.5)
--------------------------------------------------------------------------------
Benefit obligation at end of year                              $ 17.8   $ 24.3
Unrecognized net actuarial loss                                   6.8      4.0
Unrecognized prior service cost                                   9.4      5.9
--------------------------------------------------------------------------------
Accrued (prepaid) benefit cost                                 $ 34.0   $ 34.2
================================================================================

                                                                1998     1997
--------------------------------------------------------------------------------
Weighted-average assumptions
  as of December 31
Discount rate                                                   6.75%    7.00%
--------------------------------------------------------------------------------

      For measurement purposes a 7.9 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 4.5 percent for 2006 and remain at that level thereafter.

                                                                  1998     1997
--------------------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                                     $ 0.2    $ 0.3
Interest cost                                                      1.4      1.7
Amortization of prior service cost                                (0.5)    (0.6)
Recognized net actuarial gain                                     (0.4)    (0.2)
--------------------------------------------------------------------------------
Net periodic benefit cost                                        $ 0.7    $ 1.2
================================================================================

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                1-Percentage       1-Percentage
                                                Point Increase   Point Decrease
--------------------------------------------------------------------------------
Effect on total of service and
  interest cost components                            0.2             (0.2)
Effect on postretirement benefit obligation           2.3             (1.9)
--------------------------------------------------------------------------------


                     Footstar, Inc. and Subsidiary Companies                  27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MELDISCO'S RELATIONSHIP WITH KMART

For the fiscal years ended January 2, 1999, January 3, 1998 and December 28, 1996, Meldisco's Kmart operations represented 96.9 percent, 96.2 percent and
96.3 percent, respectively, of Meldisco's net sales. These operations represented 62.3 percent, 63.6 percent and 66.6 percent, respectively, of the Company's consolidated net sales during the same periods. The business relationship between Meldisco and Kmart is very significant to the Company, and the loss of Meldisco's Kmart operations would have a material adverse effect on the Company.

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

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company has an unfunded Supplemental Executive Retirement Plan ("SERP"). Expense related to the SERP was $0.9 million, $0.6 million and $0.6 million in fiscal years 1998, 1997 and 1996, respectively.

LOANS

The weighted average interest rate on loans to Melville for the period from January 1 to October 12, 1996 was 5.2 percent. The related interest income earned by the Company on such loans was $13.7 million in 1996.

COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's combined financial position, results of operations or liquidity.

SHAREHOLDER RIGHTS PLAN

On March 9, the Board of Directors approved the adoption of a Shareholder Rights Plan. Under the Plan, preferred stock purchase rights will be distributed as a dividend to shareholders at the rate of one Right for each share of common stock outstanding. Initially, the rights are not exercisable. Upon a "trigger event," each Right entitles its holder (other than the holder who caused the trigger event) to purchase at an "Exercise Price" of $100 the equivalent of that number of shares of common stock of the Company worth twice the Exercise Price.

      The Rights will be exercisable only if a person or group that is not currently a 15 percent shareholder acquires beneficial ownership of 15 percent or more of the Company`s common stock. The Rights will not be triggered by a "Qualifying Offer" that provides that all shareholders will receive the same "fair" consideration and is for all outstanding shares not owned by the offerer, among other things. In addition, stock repurchases by the Company do not constitute a trigger event, under any circumstances. Shareholders who currently own more than 15 percent of the stock are "grandfathered" under the Plan as long as they do not purchase additional shares.

      The Company will be entitled to redeem the Rights at a price of $0.01 per Right at any time prior to the earlier of the trigger or expiration of the Rights.

SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for income taxes and interest for the three years ended January 2, 1999, January 3, 1998 and December 28, 1996 were as follows:

                                                        1998       1997     1996
--------------------------------------------------------------------------------
Income taxes                                            $43.6     $32.4     $7.6
Interest, (net of amounts capitalized)                   $3.2      $1.8     $0.4
--------------------------------------------------------------------------------

MARKET INFORMATION

The Company's common stock is listed on the New York Stock Exchange. Information concerning the 1998 and 1997 sales prices of the Company's common stock is set forth in the following table:

                                                       Stock Trading Price
--------------------------------------------------------------------------------
                                                    1998               1997
--------------------------------------------------------------------------------
Quarter                                         High      Low      High      Low
--------------------------------------------------------------------------------
First                                          $38.00    $25.19   $31.00  $22.50
Second                                          48.63     37.50    29.63   18.63
Third                                           48.19     22.69    28.00   24.44
Fourth                                          29.75     19.31    31.50   26.13
--------------------------------------------------------------------------------

As of January 2, 1999, the Company's stock closing price was $25.00. As of year-end 1998, there were 4,085 shareholders of record.


28                   Footstar, Inc. and Subsidiary Companies

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

                                                       December 28, 1996
                                               ---------------------------------
                                               Pro Forma  Adjustments Historical
--------------------------------------------------------------------------------
Net sales                                        $1,672.3    $ --    $  1,672.3
Cost of sales                                     1,144.7      --       1,144.7
--------------------------------------------------------------------------------
Gross profit                                        527.6                 527.6
Store operating, selling, general
and administrative expenses                         363.1      7.6(a)     355.5
Depreciation and amortization                        24.8      --          24.8
--------------------------------------------------------------------------------
Operating profit                                    139.7     (7.6)       147.3
Interest income, net                                  0.7    (13.7)(b)     14.4
--------------------------------------------------------------------------------
Income from continuing operations before
income taxes and minority interests                 140.4    (21.3)       161.7
Provision for income taxes                           46.2     (8.4)(c)     54.6
--------------------------------------------------------------------------------
Income from continuing operations
before minority interests                            94.2    (12.9)       107.1
--------------------------------------------------------------------------------
Minority interests in net income                     36.0      --          36.0
Income from continuing operations                $   58.2   $(12.9)    $   71.1
================================================================================
Weighted average shares outstanding (in millions)     30.5(d)
================================================================================
Earnings per share:
Basic                                            $    1.90
================================================================================
Diluted                                          $    1.90
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
================================================================================

The Melville expense allocations consist of the following:
--------------------------------------------------------------------------------
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


                     Footstar, Inc. and Subsidiary Companies                  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION

The Company is a retailer conducting business through retail stores in two business segments: Meldisco in discount footwear and Footaction in branded athletic footwear and apparel. Information about operations for each of these segments is summarized as follows:

                                                   1998       1997         1996
--------------------------------------------------------------------------------
Meldisco:
Net sales                                    $  1,174.8  $  1,187.2  $  1,156.6
Operating profit (1),(2)                          105.7       105.0       102.7
Identifiable assets at year-end                   330.3       342.5       405.3
Depreciation and amortization                      13.8        13.5         8.7
Additions to property and equipment                11.3         7.9        28.5

Footaction:
Net sales                                         654.3       607.7       515.7
Operating profit (1),(2)                            7.8        41.2        49.6
Identifiable assets at year-end                   298.1       275.0       228.7
Depreciation and amortization                      19.6        19.5        16.1
Additions to property and equipment                42.0        44.3        38.9

Corporate:
General corporate expense (1),(2)                  (8.9)      (12.4)       (5.0)
Identifiable assets at year-end                    46.6       139.3       147.9
Depreciation and amortization                       0.1         0.5          --
Additions to property and equipment                 5.3         6.9          --

Consolidated:
Net sales                                       1,829.1     1,794.9     1,672.3
Operating profit (1),(2)                          104.6       133.8       147.3
Interest (expense) income, net                     (0.6)        2.1        14.4
-------------------------------------------------------------------------------
Earnings before income taxes
and minority interests                       $    104.0  $    135.9  $    161.7
===============================================================================
Identifiable assets at year-end                   675.0       756.8       781.9
Assets of discontinued operations                  10.4        14.2        44.1
-------------------------------------------------------------------------------
Total assets at year-end                     $    685.4  $    771.0  $    826.0
===============================================================================
Depreciation and amortization                      33.5        33.5        24.8
===============================================================================
Additions to property and equipment          $     58.6  $     59.1  $     67.4
Additions to property and equipment of
discontinued operations                              --          --         0.9
-------------------------------------------------------------------------------
Total additions to property and equipment    $     58.6  $     59.1  $     68.3
===============================================================================

Operating profit is defined as total revenues less operating expenses. Identifiable assets include those assets directly related to each segment's operations.

(1) 1998 includes special charges recorded in connection with the Company's restructuring and other one-time charges. Excluding these charges, operating profit for the fiscal year ended 1998 would have been $108.5 million for Meldisco, $39.4 million for Footaction, ($8.9) million for Corporate and $139.0 million for the consolidated Company.

(2) 1997 includes special charges recorded in connection with the Company's restructuring. Excluding these charges, operating profit for the fiscal year ended 1997 would have been $105.0 million for Meldisco, $53.0 million for Footaction, ($8.5) million for Corporate and $149.5 million for the consolidated Company.
--------------------------------------------------------------------------------


30                   Footstar, Inc. and Subsidiary Companies

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

Summary data for the years ended January 2, 1999 and January 3, 1998 is as follows:

                                    1st Qtr      2nd Qtr       3rd Qtr      4th Qtr(1)  Total
-------------------------------------------------------------------------------------------------
Net sales
1998                                 $400.9       $462.6        $472.6       $493.0   $1,829.1
1997                                  376.9        426.0         464.0        528.0    1,794.9
-------------------------------------------------------------------------------------------------
Gross profit
1998                                 $114.7       $149.7        $145.9       $140.8   $  551.1
1997                                  106.4        136.6         142.1        169.0      554.1
-------------------------------------------------------------------------------------------------
Income from continuing operations
1998                                 $  5.3       $ 17.4        $ 18.4      $  (7.6)  $   33.5
1997                                    5.0         15.1          18.8         19.7       58.6
-------------------------------------------------------------------------------------------------
Net income
1998                                 $  5.3       $ 17.4        $ 18.4      $  (7.6)  $   33.5
1997                                    5.0         15.1          18.8         41.1       80.0
-------------------------------------------------------------------------------------------------
Earnings per share (2)
1998 Basic
   Continuing operations             $ 0.20       $ 0.71        $ 0.75      $ (0.31)  $   1.33
   Discontinued operations               --           --            --           --         --
   Net income                          0.20         0.71          0.75        (0.31)      1.33
1998 Diluted
   Continuing operations             $ 0.20       $ 0.69        $ 0.74      $ (0.31)  $   1.32
   Discontinued operations               --           --            --           --         --
   Net income                          0.20         0.69          0.74        (0.31)      1.32
1997 Basic
   Continuing operations             $ 0.16       $ 0.50        $ 0.66       $ 0.70   $   2.00
   Discontinued operations               --           --            --         0.76       0.73
   Net income                          0.16         0.50          0.66         1.46       2.73
1997 Diluted
   Continuing operations             $ 0.16       $ 0.50        $ 0.66       $ 0.70   $   1.99
   Discontinued operations               --           --            --         0.75       0.73
   Net income                          0.16         0.50          0.66         1.45       2.72
-------------------------------------------------------------------------------------------------

(1) In the fourth quarter of 1998, the Company announced plans to close approximately 30 underperforming Footaction stores, reconfigure Footaction merchandise assortments, refine store layouts and exit Meldisco's Central European business. In connection with these actions, the Company recorded a pre-tax charge of $34.4 million. In November 1997, the Company announced plans to consolidate its logistics network and centralize certain accounting functions. In connection with these actions, the Company recorded a pre-tax charge of $15.7 million. In December, the Company reversed a pre-tax charge of $34.0 million of a reserve created as a result of the discontinuation of Thom McAn in 1996.

(2) Computations for each quarter or other period are independent. Earnings per share data would neither be restated retroactively nor adjusted currently to obtain quarterly (or other period) amounts to equal the amount computed for the year to date due to fluctuations in stock price and the application of the treasury stock method for determining the dilutive effect of stock options.


                     Footstar, Inc. and Subsidiary Companies                  31

FIVE-YEAR HISTORICAL FINANCIAL SUMMARY

($ in millions)                                                   1998         1997          1996         1995         1994
------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data
Net sales                                                       $1,829.1     $1,794.9      $1,672.3     $1,615.2     $1,612.8
Cost of sales                                                    1,278.0      1,240.8       1,144.7      1,124.5      1,117.8
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                       551.1        554.1         527.6        490.7        495.0
Store operating, selling, general and administrative expenses      386.3        371.1         355.5        343.0        319.6
Depreciation and amortization                                       33.5         33.5          24.8         20.0         18.7
Restructuring and asset impairment charges                          26.7         15.7            --         23.7           --
------------------------------------------------------------------------------------------------------------------------------
Operating profit(1)                                                104.6        133.8         147.3        104.0        156.7
Interest (expense) income, net                                      (0.6)         2.1          14.4         21.1         15.4
Provision for income taxes                                          32.4         41.3          54.6         37.3         49.5
Minority interests in net income                                    38.1         36.0          36.0         38.4         51.9
Earnings (loss) from discontinued operations, net(2)                  --         21.4         (52.8)       (26.8)         6.0
Cumulative effect of changes in accounting principle, net(3)          --           --            --         (3.9)          --
------------------------------------------------------------------------------------------------------------------------------
Net income                                                      $   33.5     $   80.0      $   18.3     $   18.7     $   76.7
==============================================================================================================================
Balance Sheet Data
Current assets:
Cash and cash equivalents                                       $   49.1     $  152.2      $  164.6     $   26.3     $   13.9
Due from parent and other divisions                                   --           --            --        710.8        727.7
Inventories                                                        280.2        284.5         281.9        298.1        347.3
Other                                                              101.4         92.3         137.6         94.6        101.8
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                               430.7        529.0         584.1      1,129.8      1,190.7
Property and equipment, net                                        217.3        201.9         197.0        195.1        163.9
Other assets                                                        37.4         40.1          44.9         63.3         37.9
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                       685.4        771.0         826.0      1,388.2      1,392.5
------------------------------------------------------------------------------------------------------------------------------
Current liabilities                                                268.8        243.9         324.7        219.0        168.3
Other liabilities                                                   45.5         59.5          52.1         61.6         82.4
Minority interests in subsidiaries                                  67.8         65.1          65.0         93.8        108.7
------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                  382.1        368.5         441.8        374.4        359.4
------------------------------------------------------------------------------------------------------------------------------
Divisional equity investment                                          --           --            --      1,013.8      1,033.1
Shareholders' equity                                               303.3        402.5         384.2           --           --
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                    $  685.4     $  771.0      $  826.0     $1,388.2     $1,392.5
------------------------------------------------------------------------------------------------------------------------------

(1) Amounts in 1998, 1997 and 1995 also reflect certain non-recurring special charges. Operating profit in 1998, 1997 and 1995 excluding the effect of these charges would have been $139.0 million, $149.5 million and $139.3 million, respectively. See "Management's Discussion and Analysis."

(2) The Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996 for the discontinuation of Thom McAn. The Company reversed $34.0 million of this pre-tax charge in 1997 ($21.4 million after taxes).

(3) The charge in 1995 was for the write-off, effective January 1, 1995, of internally developed software costs that had previously been capitalized.
--------------------------------------------------------------------------------


32                   Footstar, Inc. and Subsidiary Companies