Form 10-K, Exhibit 13
period 2000-01-01
FOOTSTAR INC
filed 2000-03-31
CIK 1011308

EXHIBIT 13.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains statements which constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report as well as the documents incorporated by reference and can be identified by the use of forward-looking terminology such as "believe," "expect," "estimate," "plans," "may," "will," "should," "anticipates," or similar statements, or the negative thereof or other variations. Such forward-looking statements include, without limitation, statements relating to revenue projections, cost savings, capital expenditures, future cash needs, improvements in infrastructure and operating efficiencies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to; uncertainties related to consumer demand for footwear, warmer than expected weather, consumer acceptance of the Company's merchandise mix, retail locations, product availability and the effect of competitive products and pricing. Consequently, all of the forward-looking statements, internal and external, are qualified by these cautionary statements, and there can be no assurance that the actual results, performance or achievements will be realized. The information contained in this Annual Report including information included under this section captioned "Management's Discussion and Analysis," as well as information contained under the caption "Risk Factors" in other Company filings with the Securities and Exchange Commission, identifies important factors that could cause such results, performance or achievements not to be realized. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date such statements were made.

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

GENERAL

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto that appear elsewhere in this Annual Report.

Fiscal Year 1999

In 1999, the Company recorded a net reversal of charges of $4.7 million consisting of reversals of restructuring charges totaling $12.8 million partially offset by an asset impairment charge of $8.1 million. During the year, the Company successfully negotiated with landlords for the early termination of certain store leases attributable to the 1998 closed store restructuring charge which allowed the Company to reverse $9.9 million of the original reserve. Also in 1999, the Company completed the 1997 warehouse and service center consolidation plan, reversing $2.9 million of restructuring costs previously reserved.

   During 1999, the Company recorded an $8.1 million asset impairment charge in accordance with SFAS 121. This impairment charge relates entirely to underperforming Footaction stores in a difficult athletic retail environment. The charge includes the impairment of fixed assets and goodwill.


                                    Footstar, Inc. and Subsidiary Companies   13

MANAGEMENT'S DISCUSSION AND ANALYSIS

      The Company also recorded, in December of 1999, a reversal of $3.8 million of a reserve balance recorded as a result of the discontinuance of the Thom McAn chain in 1996.

      The Company continued its share repurchase program in 1999 by buying back 3,441,475 shares at an average price per share of $30.38, for an aggregate purchase amount of $104.6 million. Since becoming a public company in October 1996, through the end of fiscal 1999 the Company has repurchased a total of 10.5 million shares, representing approximately 34 percent of the total shares outstanding at the time of the spin-off from Melville, now known as CVS Corporation.

Fiscal Year 1998

The Company announced a non-recurring plan to close approximately 30 underperforming Footaction stores, reconfigure Footaction merchandise assortments and refine store layouts to place greater emphasis on better-performing, higher-potential categories and exit Meldisco's Central European business. In conjunction with these actions, Footstar recorded pre-tax, non-recurring charges of $34.4 million ($22.7 million after taxes) in the fourth quarter of fiscal 1998. These non-recurring charges included lease buyouts, inventory markdowns and asset impairment charges.

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

      During 1999, these initiatives have begun to generate considerable annual cost savings and to reduce the current need for substantial capital expenditures to expand Footaction's distribution network.

Fiscal Year 1997

In preparation for the distribution center and accounting operations consolidations in 1998, the Company recorded a one-time, pre-tax charge of $15.7 million ($9.9 million after taxes) in the fourth quarter of 1997.

      The Company also reversed $34.0 million ($21.4 million after taxes) of a reserve balance created as a result of the discontinuance of the Thom McAn chain in 1996. This reversal was recorded in the fourth quarter of 1997 as discontinued operations.

RESULTS OF OPERATIONS

Net Sales

                                                      Fiscal Year Ended
                                             -----------------------------------
($ in millions)                                 1999        1998        1997
--------------------------------------------------------------------------------
Company:
Net sales                                    $1,880.0     $1,829.1    $1,794.9
Net sales % change from prior year                2.8%         1.9%        7.3%
Same store sales % change                         1.4%        (0.4)%       0.3%

Meldisco:
Net sales                                    $1,236.7     $1,174.8    $1,187.2
Net sales % change from prior year                5.3%        (1.0)%       2.7%
Same store sales % change                         4.0%        (0.5)%       1.4%
% of combined net sales                          65.8%        64.2%       66.1%

Footaction:
Net sales                                    $  643.3     $  654.3    $  607.7
Net sales % change from prior year               (1.7)%        7.7%       17.8%
Same store sales % change                        (3.4)%       (0.1)%      (2.5)%
% of combined net sales                          34.2%        35.8%       33.9%
--------------------------------------------------------------------------------


14     Footstar, Inc. and Subsidiary Companies

Fiscal Year 1999

Consolidated net sales for 1999 increased $50.9 million, or 2.8 percent over 1998. Meldisco reported a net sales increase of 5.3 percent over 1998 and a comparable stores sales increase of 4.0 percent. Meldisco continued to experience solid results from the Thom McAn(R) brand with the expansion of the line this year to include kid's and women's product. Meldisco's sales benefited as Kmart continued its growth with the acquisition of certain former Caldor stores, which resulted in the opening of 16 new shoe departments. Kmart also continued its store remodeling program, converting 578 stores to its Big Kmart format, ending the year with 84 percent of its 2,177 stores operating in the new redesigned format. Meldisco's Kmart operations accounted for 64.5 percent and 98 percent of the net sales of the Company and Meldisco, respectively.

      Footaction's performance continued to reflect difficult conditions in the athletic footwear and apparel sector. Total sales in 1999 decreased 1.7 percent from 1998, with same store sales decreasing 3.4 percent. Footaction opened seven new stores, expanded 13 stores and closed 35 stores. A highly promotional environment, weak apparel sales and reduced demand for basketball product all had a negative impact on sales.

Fiscal Year 1998

Consolidated net sales for 1998 increased 1.9 percent over 1997. Meldisco's total sales for 1998 decreased 1.0 percent while comparable store sales declined
0.5 percent. Meldisco experienced positive results from the Thom McAn(R) brand and growth at Kmart while seasonal footwear sales were relatively weak due to adverse weather conditions. The Kmart growth was supported by an acquisition of certain former Venture store leases that added a net of 37 high-volume shoe departments in the fourth quarter. Kmart also continued to convert stores to the Big K format in 1998. By year-end, the chain had converted 1,231 stores, or 57 percent of its 2,161 stores nationwide. Meldisco's Kmart operations accounted for 62.3 percent and 96.9 percent of the net sales of the Company and Meldisco, respectively.

      Footaction continued to face a difficult athletic footwear environment. Total sales in 1998 increased 7.7 percent over 1997 due to a 14 percent expansion of square footage while comparable store sales declined 0.1 percent. Footaction opened 42 new stores and expanded 66 stores in 1998.

      Weak consumer demand for athletic footwear and apparel, the NBA lockout, a highly promotional marketplace and non-seasonal weather all had a negative impact on sales. In December 1998, the Company announced a reorganization plan to strengthen Footaction and position the chain to better compete in the current environment. As part of this plan, approximately 30 underperforming stores were planned to be closed. Expansion plans for 1999 were also scaled back in response to the over-stored environment.

COSTS AND EXPENSES

                                                     Fiscal Year Ended
                                           -------------------------------------
(As a % of net sales)                      1999            1998           1997
--------------------------------------------------------------------------------

Cost of sales(1)                           68.9%          69.9%           69.1%
Store operating, selling, general
 and administrative expenses               21.1%          21.1%           20.7%
Depreciation and amortization               1.8%           1.8%            1.9%
--------------------------------------------------------------------------------
1 After non-recurring charges
--------------------------------------------------------------------------------

COST OF SALES

In fiscal year 1999, consolidated cost of sales decreased 100 basis points. This cost decrease is primarily attributable to lower markdowns in both divisions. At Footaction, lower markdowns and lower delivery costs were offset by increased occupancy costs as a percentage of sales due to lower store productivity. Meldisco's cost of sales decreased from last year as a result of lower distribution costs, lower markdowns and improved purchasing.


                                   Footstar, Inc. and Subsidiary Companies    15

MANAGEMENT'S DISCUSSION AND ANALYSIS

      In fiscal 1998, cost of sales rose 80 basis points from 1997. This cost increase was primarily attributable to higher markdowns recorded by Footaction as a result of the highly promotional business environment and to the under absorption of occupancy expenses due to lower sales productivity. Excluding the effect of non-recurring charges representing inventory writedowns of $5.2 million in Footaction and $2.5 million in Meldisco's Central European business, cost of sales would have been 69.4 percent. Meldisco's cost of sales decreased from 1997 as a result of better buying, lower distribution costs and improved inventory management which contributed to lower markdowns.

STORE OPENING, SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES

For 1999, store operating, general and administrative expenses were flat, as a percentage of sales, to last year. Total expenses increased from $386.3 million in 1998 to $396.9 million in 1999, primarily to support the increased sales volume. Store expenses increased from last year as a result of increased selling and occupancy costs at both Meldisco and Footaction.

      Store operating, selling, general and administrative expenses for fiscal 1998 versus 1997 increased 40 basis points. This increase was due primarily to the under absorption of fixed expenses resulting from lower sales productivity.

OPERATING PROFIT

                                                        Fiscal Year Ended
                                                 -------------------------------
($ in millions)                                   1999      1998        1997
--------------------------------------------------------------------------------
Operating Profit
Meldisco(1)                                      $133.4    $108.5      $105.0
Footaction(1)                                      29.0      39.4        53.0
General corporate expenses(1)                      (8.5)     (8.9)       (8.5)
Restructuring and asset
  impairment (reversals) charges, net              (4.7)     34.4        15.7
--------------------------------------------------------------------------------
Operating profit                                 $158.6    $104.6      $133.8
================================================================================
Operating profit as a % of net sales                8.4%      5.7%        7.5%
--------------------------------------------------------------------------------
1 Calculated before non-recurring charges
--------------------------------------------------------------------------------

      Operating profit for 1999 increased from 1998 due to improved gross margins and tight expense control. Meldisco improved operating profit in 1999 through increased gross margin as a result of lower markdowns.

      Fiscal 1998 operating profit decreased from 1997 due primarily to the $34.4 million non-recurring charges relating to the planned closing of approximately 30 Footaction stores, reconfiguring merchandise assortments at Footaction and exiting Meldisco's Central European business. Excluding this charge, operating profit would have been $139.0 million. Also contributing to the decrease was the decline in Footaction's operating profit resulting from gross margin pressure due to the highly promotional environment and higher fixed expenses, primarily rent, that Footaction could not absorb efficiently due to the lower sales productivity of the existing space. In 1998, Meldisco improved operating profit through improved gross margins and effective expense control in spite of lower same store sales due to unseasonable weather.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities totaled $151.1 million, $126.5 million and $145.4 million for 1999, 1998 and 1997, respectively, and continued to serve as the Company's primary source of liquidity. During the three years ended January 1, 2000, cash generated from operations exceeded cash requirements for capital additions and dividends to Kmart. Additionally, the Company has a credit agreement that provides for a $300 million unsecured revolving credit facility (the "Credit Facility") to meet its operating and discretionary spending requirements.

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

                                                     Fiscal Year Ended
                                        ----------------------------------------
($ in millions)                          1999           1998            1997
--------------------------------------------------------------------------------

Cash flows provided by
  operating activities(1)               $151.1         $126.5          $145.4
Working capital                          151.3          161.9           285.1
Current ratio                            1.66x          1.60x           2.17x
Capital expenditures                      23.1           58.6            59.1
--------------------------------------------------------------------------------
1 Cash flows from operating activities are stated before cash outlays for minority interest of $38.1 million, $36.3 million and $35.9 million for the fiscal years 1999, 1998 and 1997, respectively.
--------------------------------------------------------------------------------

16   Footstar, Inc. and Subsidiary Companies

      As of January 1, 2000, there were no loans outstanding under the Credit Facility.

      During February 2000, the Company received and accepted a commitment from Fleet National Bank for a 3-year, $350 million revolving credit facility. The Company expects that the credit facility will become effective in the second quarter of 2000 (see "Subsequent Events" in the "Notes to the Consolidated Financial Statements").

      At the end of the year, the Company had $31.8 million in cash and cash equivalents and it was debt free, in spite of spending $104.6 million for its share buyback programs during the 1999 fiscal year. At the end of 1999, working capital declined from 1998 reflecting lower levels of inventory, accounts receivable and other current assets, as well as lower levels of cash and cash equivalents as a result of the share repurchases. The Company's 1999 year-end current ratio increased over 1998 reflecting a decrease in current liabilities primarily attributable to the decrease in accrued expenses.

      The Company's businesses are seasonal in nature. Peak selling periods coincide with Christmas, the Easter holiday and the back-to-school season. Working capital requirements vary with seasonal business volume and inventory buildups occur prior to peak selling periods. The Company expects that its current cash, together with cash generated from operations and credit facilities, will be sufficient to fund its operating expenses, working capital needs, capital expenditures and projected growth for the foreseeable future. The Company currently maintains significant borrowing capacity to take advantage of growth and investment opportunities.

      At the end of 1999, accounts receivable balances decreased over 1998 levels due to a decrease in construction allowances at Footaction as a result of decreased store openings. The decrease in current liabilities in 1999 versus 1998 was due primarily to the utilization, and where appropriate, reversal of restructuring reserves.

      The Company spent $23.1 million in capital expenditures in 1999 primarily relating to its continuing investment in information systems and the opening, relocating, or remodeling of Footaction stores. The decline of capital expenditures in 1999 was attributable to the decrease in the number of Footaction store openings and expansions during 1999 versus 1998.

      For fiscal year 2000, the Company expects capital expenditures to be approximately $48 million to support the recently completed acquisition of certain assets of Just For Feet, Inc., information systems infrastructure projects, e-commerce initiatives and a store kiosk program at Footaction. Footaction plans to open or convert approximately 30 new stores in 2000.

Year 2000 Update

As described in the Company's public filings with the Securities and Exchange Commission during 1999, the Company had developed plans to address the possible exposures related to the impact on its computer systems of the Year 2000. Since entering the year 2000, the Company has not experienced any significant disruptions to its business nor is it aware of any significant Year 2000-related disruptions impacting its third-party suppliers, trading partners and vendors. The Company will continue to monitor its critical systems over the next several months but does not anticipate any significant impacts due to Year 2000 exposures from its internal systems as well as from the activities of its third-party suppliers, trading partners and vendors.

      Costs incurred to achieve Year 2000 readiness were charged to expense as incurred. Such costs totaled approximately $0.6 million in 1999, excluding payroll costs of the Company's internal personnel. The total amount expended on the Project from inception was $1.3 million.


                                   Footstar, Inc. and Subsidiary Companies    17

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

      The Audit Committee of the Board of Directors, consisting solely of independent directors, meets periodically with management, internal auditors and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The internal auditors and independent auditors have free access to the Audit Committee.

      KPMG LLP, certified public accountants, were engaged to audit the consolidated financial statements of the Company. Their Independent Auditors' Report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation of these financial statements.


/s/ J. M. Robinson
----------------------------------
J. M. ROBINSON
Chairman of the Board, Chief Executive Officer and President


/s/ Carlos E. Alberini
----------------------------------
CARLOS E. ALBERINI
Senior Vice President and Chief Financial Officer
February 8, 2000

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Footstar, Inc.: We have audited the accompanying consolidated balance sheets of Footstar, Inc. and Subsidiary Companies as of January 1, 2000 and January 2, 1999, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Footstar, Inc. and Subsidiary Companies as of January 1, 2000 and January 2, 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended January 1, 2000 in conformity with generally accepted accounting principles.

/s/ KPMG LLP
-----------------------------
KPMG LLP
Short Hills, New Jersey
February 8, 2000

18    Footstar, Inc. and Subsidiary Companies

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              For the Fiscal Years Ended
                                                                      --------------------------------------------
(dollars in millions, except per share amounts)                       Jan. 1, 2000    Jan. 2, 1999    Jan. 3, 1998
------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $1,880.0        $1,829.1        $1,794.9
Cost of sales                                                              1,294.5         1,278.0         1,240.8
------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                 585.5           551.1           554.1
Store operating, selling, general and administrative expenses                396.9           386.3           371.1
Depreciation and amortization                                                 34.7            33.5            33.5
Restructuring and asset impairment (reversals) charges, net                   (4.7)           26.7            15.7
------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                             158.6           104.6           133.8
Interest expense (income), net                                                 2.3             0.6            (2.1)
------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES AND MINORITY INTERESTS                                       156.3           104.0           135.9
Provision for income taxes                                                    48.3            32.4            41.3
------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   MINORITY INTERESTS                                                        108.0            71.6            94.6
Minority interests in net income                                              44.6            38.1            36.0
------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   DISCONTINUED OPERATIONS                                                    63.4            33.5            58.6
Income on disposal of discontinued operations,
   net of income taxes of  $1.4 and $12.6                                      2.4              --            21.4
------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                $   65.8        $   33.5        $   80.0
------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING
   Basic                                                                      21.6            25.2            29.3
==================================================================================================================
   Diluted                                                                    21.9            25.4            29.4
==================================================================================================================
EARNINGS PER SHARE
   Basic:
   Income from continuing operations                                      $   2.94        $   1.33        $   2.00
   Income from discontinued operations                                        0.11              --            0.73
==================================================================================================================
   Net income                                                             $   3.05        $   1.33        $   2.73
------------------------------------------------------------------------------------------------------------------
   Diluted:
   Income from continuing operations                                      $   2.89        $   1.32        $   1.99
   Income from discontinued operations                                        0.11              --            0.73
==================================================================================================================
   Net income                                                             $   3.00        $   1.32        $   2.72
==================================================================================================================
See accompanying notes to consolidated financial statements.
------------------------------------------------------------------------------------------------------------------


                                    Footstar, Inc. and Subsidiary Companies   19

CONSOLIDATED BALANCE SHEETS

(in millions, except share amounts)                 Jan. 1, 2000   Jan. 2, 1999
--------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                          $  31.8       $  49.1
   Accounts receivable, net                              42.8          52.0
   Inventories                                          271.3         280.2
   Prepaid expenses and other current
     assets                                              34.9          49.4
--------------------------------------------------------------------------------
      Total current assets                              380.8         430.7
Property and equipment, net                             198.7         217.3
Goodwill, deferred charges and other
  noncurrent assets                                      32.7          37.4
--------------------------------------------------------------------------------
      Total assets                                    $ 612.2       $ 685.4
================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                   $ 100.5       $ 112.3
   Accrued expenses                                     117.8         143.8
   Income taxes payable                                  11.2          12.7
--------------------------------------------------------------------------------
      Total current liabilities                         229.5         268.8
Other long-term liabilities                              40.5          45.5
Minority interests in subsidiaries                       74.3          67.8
--------------------------------------------------------------------------------
      Total liabilities                               $ 344.3       $ 382.1
================================================================================
Shareholders' equity:
   Common stock $.01 par value: 100,000,000
      shares authorized, 30,634,283 and
      30,591,575 shares issued                        $   0.3       $   0.3
   Additional paid-in capital                           338.6         335.5
   Accumulated other comprehensive income                (0.1)         (0.2)
   Treasury stock: 10,510,300 and 7,068,825
      shares, at cost, respectively                    (305.4)       (200.8)
   Unearned compensation                                 (5.2)         (5.4)
   Retained earnings                                    239.7         173.9
--------------------------------------------------------------------------------
      Total shareholders' equity                        267.9         303.3
--------------------------------------------------------------------------------
      Total liabilities and shareholders' equity      $ 612.2       $ 685.4
================================================================================
See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------


20   Footstar, Inc. and Subsidiary Companies

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

                                                                                                              Accumulated
                                                                                                                    Other
                                         Common Stock         Treasury Shares    Additional Unearned              Compre-
                                      ------------------      ---------------       Paid-in  Compen-   Retained   hensive
(in millions, except share amounts)   Shares      Amount      Stock    Amount       Capital   sation   Earnings    Income     Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF
   DECEMBER 28, 1996                30,533,883     $0.3            --    $    --    $330.0     $(6.1)     $ 60.4    $(0.4)   $ 384.2
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                               --       --            --         --        --        --        80.0       --      80.0
Common stock
   incentive plans                      24,224       --            --         --       3.6       1.0          --       --       4.6
Purchase of treasury shares                 --       --    (2,685,900)     (66.3)       --        --          --       --     (66.3)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF
   JANUARY 3, 1998                  30,558,107     $0.3    (2,685,900)   $ (66.3)   $333.6     $(5.1)     $140.4    $(0.4)  $ 402.5
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                               --       --            --         --        --        --        33.5       --      33.5
   Foreign currency
      translation adjustment,
      net of tax                            --       --            --         --        --        --          --      0.2       0.2
                                                                                                                            --------
      Total comprehensive
         income                                                                                                                33.7
Common stock
   incentive plans                      33,468       --            --         --       1.9      (0.3)         --       --       1.6
Purchase of treasury shares                 --       --    (4,382,925)    (134.5)       --        --          --       --    (134.5)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF
   JANUARY 2, 1999                  30,591,575     $0.3    (7,068,825)   $(200.8)   $335.5     $(5.4)     $173.9    $(0.2)  $ 303.3
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                               --       --            --         --        --        --        65.8       --      65.8
   Foreign currency
      translation adjustment,
      net of tax                            --       --            --         --        --        --          --      0.1       0.1
                                                                                                                            --------
      Total comprehensive
         income                                                                                                                65.9
Common stock
   incentive plans                      42,708       --            --         --       3.1       0.2          --       --       3.3
Purchase of treasury shares                 --       --    (3,441,475)    (104.6)       --        --          --       --    (104.6)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF
   JANUARY 1, 2000                  30,634,283     $0.3   (10,510,300)   $(305.4)   $338.6     $(5.2)     $239.7    $(0.1)  $ 267.9
------------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.
------------------------------------------------------------------------------------------------------------------------------------

                                    Footstar, Inc. and Subsidiary Companies   21

CONSOLIDATED STATEMENTS OF CASH FLOWS


(dollars in millions)                                                   Jan. 1, 2000    Jan. 2, 1999    Jan. 3, 1998
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                $  65.8         $  33.5          $ 80.0
Adjustments to reconcile net income to net cash provided by
  operating activities:
   Gain on disposal of discontinued operations                                 (3.8)              --          (34.0)
   Restructuring and asset impairment (reversals) charges, net                 (4.7)            34.4            15.7
   Minority interests in net income                                            44.6             38.1            36.0
   Depreciation and amortization                                               34.7             33.5            33.5
   Loss on disposal of fixed assets                                             2.3              4.6             3.9
   Deferred income taxes                                                       14.5             (2.3)           18.9
   Stock incentive plans                                                        3.1              2.2             1.9
   Changes in operating assets and liabilities:
      Decrease (increase) in accounts receivable, net                           9.2             (8.1)           33.7
      Decrease (increase) in inventories                                        8.8             (3.4)           (2.6)
      Decrease (increase) in prepaid expenses, deferred charges
        and other assets                                                        2.5              1.1            (3.5)
      (Decrease) increase in accounts payable and accrued expenses            (19.8)            13.9           (30.6)
      (Decrease) in federal income taxes payable and other liabilities         (6.1)           (21.0)           (7.5)
--------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     151.1            126.5           145.4
--------------------------------------------------------------------------------------------------------------------
Cash flows (used in) investing activities:
   Additions to property and equipment                                        (23.1)           (58.6)          (59.1)
   Investment in HoopsTV.com                                                   (3.0)              --              --
--------------------------------------------------------------------------------------------------------------------
Net cash (used in) investing activities                                       (26.1)           (58.6)          (59.1)
--------------------------------------------------------------------------------------------------------------------
Cash flows (used in) from financing activities:
   Payments on stock incentive plans                                           (0.3)            (0.8)             --
   Dividends paid to minority interests                                       (38.1)           (36.3)          (35.9)
   Proceeds of common stock from minority interest                              0.5              0.8              --
   Treasury stock acquired                                                   (104.6)          (134.5)          (66.3)
   Other                                                                        0.2             (0.2)            3.5
--------------------------------------------------------------------------------------------------------------------
Net cash (used in) financing activities                                      (142.3)          (171.0)          (98.7)
--------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                     (17.3)          (103.1)          (12.4)
Cash and cash equivalents, beginning of year                                   49.1            152.2           164.6
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $  31.8          $  49.1          $152.2
====================================================================================================================
See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------------------------------------------

22     Footstar, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in millions, except share and per share amounts)

THE COMPANY

Footstar, Inc. (the "Company") became an independent company in 1996 after the Board of Directors of Melville Corporation ("Melville") approved the spin-off of its footwear operations. These businesses are comprised of Meldisco, a leading operator of leased footwear departments nationwide; Footaction, a mall-based branded athletic footwear and apparel chain; and Thom McAn, which has been reported as discontinued operations. The spin-off was completed with the distribution (the "Distribution") on October 12, 1996, to Melville shareholders of record on October 2, 1996, of all the shares of the Company. The Distribution was made on the basis of .2879 shares of the Company's common stock for every one share of Melville Corporation common stock. A total of 30,533,883 shares of the Company's common stock was issued and began trading on the New York Stock Exchange on a when-issued basis on September 25, 1996.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of all subsidiary companies. The minority interests represent the 49 percent participation of Kmart Corporation ("Kmart") in the ownership of substantially all retail subsidiaries of Meldisco formed or to be formed from July 1967 until July 1, 2012 for the purpose of operating leased shoe departments in Kmart stores. Interdivisional balances and transactions between the entities have been eliminated. The accompanying financial statements include the consolidated results of operations, assets and liabilities of the Company for the 52-week year ended January 1, 2000, the 52-week year ended January 2, 1999 and the 53-week year ended January 3, 1998. For simplicity of presentation, these financial statements are referred to as consolidated financial statements herein.

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

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments with maturities of three months or less and are stated at cost that approximates their fair market value. The Company's cash management program utilizes zero balance accounts. Accord-ingly, all book overdraft balances have been reclassified to current liabilities.

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

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to discounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by comparing projected individual store discounted cash flows over the lease term to the asset carrying values.

Deferred Charges

Deferred charges are amortized on a straight-line basis, generally over the remaining life of the charge.


                                   Footstar, Inc. and Subsidiary Companies    23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis over 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through discounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Revenue Recognition

Revenues from retail sales are recognized at the time of sale.

Store Opening and Closing Costs

New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated lease obligation or the expected amount necessary to eliminate such obligation, less estimated sublease rental income, is provided for in the year of closing.

Advertising Costs

The Company charges production costs of advertising to expense the first time the advertising takes place. Advertising costs, as a component of store operating, selling, general and administrative expenses, were $40.9 million in 1999, $40.6 million in 1998 and $39.6 million in 1997.

Income Taxes

In 1996, the Company and Melville entered into a Tax Disaffiliation Agreement. Under the Agreement, the Company is generally responsible for any of its tax obligations with respect to periods prior to the spin-off, determined as if on a separate company basis. For periods subsequent to October 12, 1996, the Company files its own federal and state tax returns.

      The Company determines its deferred tax provision under the liability method, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

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

Postretirement Benefits

The Company provides a defined benefit health care plan for substantially all retirees who meet certain eligibility requirements, including providing 10 years of service prior to January 1, 1993. The annual cost of postretirement benefits is funded as it arises and the cost is recognized over an employee's term of service to the Company.

Stock-Based Compensation Plans

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected not to adopt the fair value-based method of accounting for its stock-based compensation plans, but continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

Earnings Per Share

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which the Company adopted in fiscal 1997. SFAS No. 128 replaced the presentation of primary earnings per share (EPS) with basic EPS. Basic EPS is computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by net income available to common shareholders divided by the weighted average shares outstanding after giving effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted.

      The following reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute basic and diluted earnings per share.

                                                   1999      1998      1997
--------------------------------------------------------------------------------
Shares outstanding at beginning of year            23.5      27.9      30.5
Weighted average shares repurchased                (2.1)     (2.8)     (1.2)
Contingently issuable shares                        0.2       0.1        --
--------------------------------------------------------------------------------
Average shares outstanding - basic                 21.6      25.2      29.3
Dilutive effect of stock options                    0.3       0.2       0.1
--------------------------------------------------------------------------------
Average shares outstanding - diluted               21.9      25.4      29.4
================================================================================


24   Footstar, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Comprehensive Income

On January 4, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income. The statement requires only additional disclosures in the notes to the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 1999 presentation.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

The net reversal of charges of $4.7 million ($2.9 million after taxes) for 1999 includes a $9.9 million ($6.6 million after taxes) reversal of lease obligations in connection with the 1998 closed store restructuring charge, a $2.9 million ($1.7 million after taxes) reversal of transition costs related to the 1997 warehouse and service center consolidation plan, partially offset by $8.1 million ($5.4 million after taxes) for asset impairment charges as a result of the 1999 asset impairment review of Footaction stores.

      The fixed asset and goodwill impairment charge associated with underperforming Footaction stores of $8.1 million represented the amount necessary to write-down the carrying values of the fixed assets and goodwill for the respective stores based on the Company's best estimate as of January 1, 2000 of those stores' future discounted cash flows.

      The asset impairment test was applied to all stores with negative contribution and cash flows. The amount of the impairment charge was calculated as the difference between the carrying amount of the assets and each store's estimated future discounted cash flows. The asset impairment charge was recorded as a reduction of goodwill and fixed assets, principally representing fixtures and leasehold improvements.

      During 1998, the Company had approved a restructuring plan that included the closing of approximately 30 underperforming Footaction stores, the reconfiguring of Footaction merchandise assortments, the refinement of store layouts and the exiting of Meldisco's Central European business. These charges included lease buyouts, inventory markdowns and asset impairment charges relating to planned store closings and asset impairment charges relating to other stores.

      In connection with these actions, the Company recorded a one-time, pre-tax charge of $34.4 million in 1998.

      The following table displays a rollforward of the activity and the significant components of the restructuring, asset impairment and other charges, and the reserves remaining as of January 1, 2000 and January 2, 1999:

                                              Remaining               Remaining
                                   Deductions   Jan. 2,   Deductions    Jan. 1,
                        Recorded         1998      1999         1999       2000
--------------------------------------------------------------------------------

Lease obligations
  and fixed asset
  write-offs for
  Footaction store
  closings                 $20.0      $   --     $20.0       $(14.2)      $5.8
Impaired assets,
  principally
  fixtures and
  leasehold
  improvements               6.4        (6.4)       --           --         --
Store footwear and
  apparel inventory
  markdowns                  5.2          --       5.2         (5.2)        --
Europe inventory
  markdown                   2.5          --       2.5         (2.5)        --
Lease obligations and
  fixed asset write-offs
  for Europe closings        0.3          --       0.3         (0.3)        --
--------------------------------------------------------------------------------
                           $34.4       $(6.4)    $28.0       $(22.2)      $5.8
================================================================================

      During 1998, the inventory reduction charge totaling $7.7 million was recorded in cost of sales while the remaining $26.7 million was recorded in operating expenses under restructuring and asset impairment charges. Of the $28.0 million reserve remaining at January 2, 1999, $7.7 million was recorded as a reserve reducing inventory and $20 million of Footaction lease obligations and fixed asset write-offs were a component of


                                     Footstar, Inc. and Subsidiary Companies  25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accrued expenses. The $0.3 million of Europe lease obligations and fixed asset write-offs were reserved for in long-term liabilities. The asset impairment charge of $6.4 million was recorded as a reduction of property and equipment. The fixed asset write-offs and asset impairments represent principally fixtures and leasehold improvements.

      In connection with the Footaction store closings, the Company established a reserve for future lease payments anticipating sublease activity and lease buyouts based on historical experience. Costs are being charged against the reserve as incurred. On average, the remaining lease term for the stores to be closed at the time the charge was taken was approximately five years. Given the estimated payout term of these reserves, they will be assessed periodically to determine their adequacy.

      The fixed assets written off could not readily be used at other store locations nor was there a ready market outside the Company to determine fair value; the assets are expected to be discarded at the time of closing. Accordingly, the asset write-off charge recorded represented the carrying value of the assets at the time of approval for the restructuring plan. Depreciation for those assets was discontinued. Operating results for the individual stores were included in operations through the closing dates of the respective stores.

      The deductions to the reserve balance during 1999 included a reversal of lease obligations previously reserved for totaling $9.9 million, payments of lease obligations and fixed asset write-offs for closed stores totaling $4.6 million and store inventory markdowns taken totaling $7.7 million.

      During 1999, the Company completed the exit of Meldisco's Central European business by winding down the business and selling the remaining inventory to an outside party. Net sales for this business amounted to $4.7 million, $11.5 million and $11.8 million in 1999, 1998 and 1997, respectively. Consolidated net losses after intercompany eliminations amounted to $0.3 million in 1999, $1.9 million in 1998 and $0.1 million in 1997. The 1998 net loss is before the non-recurring charge of $2.8 million.

      During November 1997, in support of its long-term strategy, the Company announced plans to consolidate its logistics networks and centralize certain accounting functions. In connection with these actions, the Company recorded a one-time, pre-tax charge of $15.7 million comprised of fixed asset write-offs of $9.0 million, lease obligations and transition costs of $4.3 million, and severance and other employee benefits of $2.4 million in 1997. The Company ceased operating its Dallas distribution center's warehouse in 1998 and completely exited the distribution center during the first quarter of 1999 as part of this plan.

      The significant components of the restructuring and asset impairment charges recorded in the fourth quarter of 1997, and the reserves remaining as of January 1, 2000, January 2, 1999 and January 3, 1998, were as follows:

                       Remaining               Remaining               Remaining
                         Jan. 3,   Deductions    Jan. 2,   Deductions    Jan. 1,
                            1998         1998       1999         1999       2000
--------------------------------------------------------------------------------
Lease obligations
  and transition costs
  related to warehouse
  and service center        $4.3       $(0.3)       $4.0       $(4.0)       $ --
Severance and other
  employee benefit
  vesting                    2.4        (2.4)         --          --          --
--------------------------------------------------------------------------------
                            $6.7       $(2.7)       $4.0       $(4.0)       $ --
================================================================================

      The deductions to the reserve balance during 1998 included payments of lease obligations and transition costs totaling $0.3 million and payments of severance and other employee benefits totaling $2.4 million. The deductions to the reserve balance during 1999 included both a reversal of lease obligations and transition costs previously reserved for totaling $2.9 million and payments of lease obligations and transition costs totaling $1.1 million.

DISCONTINUED OPERATIONS

On June 3, 1996, Melville announced a plan to convert approximately 100 Thom McAn stores to Footaction stores and to exit the Thom McAn business. This plan was primarily completed by the end of fiscal 1997. In connection with this plan, the Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996. Accordingly, the results of operations for the Thom McAn segment have been classified as discontinued operations for all periods presented in the consolidated statements of operations.


26   Footstar, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      During 1997 and 1999, the Company reversed $34.0 million ($21.4 million after taxes) and $3.8 million ($2.4 million after taxes), respectively, of the $85.0 million ($53.6 million after taxes) reserve created as a result of the discontinuation of the Thom McAn chain in 1996. The reversal of the discontinued operations reserve reflected revisions of lease obligations and contingencies based on the favorable settlement of leases and litigation.

      The remaining discontinued operations reserve of $3.0 million is a component of accrued expenses and is principally for lease obligations and environmental contingencies.

ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

                                                             1999       1998
----------------------------------------------------------------------------
Due from licensors, principally Kmart                       $28.5      $28.4
Other                                                        16.7       24.8
----------------------------------------------------------------------------
                                                             45.2       53.2
Less: Allowance for doubtful accounts                         2.4        1.2
----------------------------------------------------------------------------
Total                                                       $42.8      $52.0
============================================================================

PREPAID  EXPENSES AND OTHER CURRENT  ASSETS

Prepaid expenses and other current assets consisted of the following:

                                                             1999       1998
----------------------------------------------------------------------------
Deferred income taxes                                       $21.6      $35.9
Other                                                        13.3       13.5
----------------------------------------------------------------------------
Total                                                       $34.9      $49.4
============================================================================

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                 Useful Lives (in years)     1999       1998
----------------------------------------------------------------------------

Land                                                       $  9.9     $  8.9
Buildings and improvements                         10-40      3.6       12.1
Equipment and furniture                             5-10    213.1      211.0
Leasehold improvements                                10     83.3       75.3
----------------------------------------------------------------------------
                                                            309.9      307.3
Less: Accumulated depreciation
  and amortization                                          111.2       90.0
----------------------------------------------------------------------------
Total                                                      $198.7     $217.3
============================================================================

ACCRUED EXPENSES

Accrued expenses consisted of the following:

                                                             1999       1998
----------------------------------------------------------------------------
Rent                                                       $ 36.2     $ 28.1
Taxes other than federal income taxes                        13.0       14.4
Salaries and compensated absences                            16.0       12.0
Reserve for loss on disposal of discontinued operations       3.0        6.0
Capital expenditures                                          1.1        4.7
Restructuring reserve                                         5.8       24.0
Other                                                        42.7       54.6
----------------------------------------------------------------------------
Total                                                      $117.8     $143.8
============================================================================

OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

                                                             1999       1998
----------------------------------------------------------------------------
Employee benefit costs                                      $40.5      $40.4
Restructuring reserves                                         --        0.3
Other                                                          --        4.8
----------------------------------------------------------------------------
Total                                                       $40.5      $45.5
============================================================================

LONG-TERM DEBT

The Company maintains a $300 million unsecured revolving Credit Facility to support general corporate borrowing requirements. As of January 1, 2000 and January 2, 1999, respectively, there were no loans outstanding under the Credit Facility. Interest on all borrowings is determined based upon several alternative rates available under the Credit Facility.

      The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to ratios of debt and fixed charge coverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of September 18, 2000. On August 3, 1999, the Company announced an amendment to its Credit Facility that eased a certain restrictive covenant that had limited its ability to repurchase stock. This amendment gave the Company the flexibility to complete its fourth share repurchase program of 2,210,000 shares and participate in future share repurchase programs.


                                   Footstar, Inc. and Subsidiary Companies    27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LEASES

The Company and its subsidiaries lease retail stores and warehouse and office facilities over periods generally ranging from 5 to 10 years. The Company also leases autos, computer hardware and various equipment for shorter periods.

      Net rental expense for all operating leases for each of the years in the three-year period ended January 1, 2000 was as follows:

                                                  1999       1998       1997
----------------------------------------------------------------------------
Minimum rentals                                 $ 67.3     $ 61.9     $ 47.9
Contingent rentals                               135.1      124.0      125.3
----------------------------------------------------------------------------
Total                                           $202.4     $185.9     $173.2
============================================================================

      Contingent rent expense represents rentals assessed under the Master Agreement with Kmart which are principally based on sales. Accordingly, the future minimum rental payments disclosed below exclude future rents to Kmart.

      At January 1, 2000, the future minimum rental payments under operating leases, excluding lease obligations for closed stores, were as follows:

                                                             Operating Leases
-----------------------------------------------------------------------------
2000                                                                  $  64.3
2001                                                                     62.1
2002                                                                     59.7
2003                                                                     57.5
2004                                                                     53.5
Thereafter                                                              136.3
-----------------------------------------------------------------------------
Total                                                                  $433.4
=============================================================================

INCOME TAXES

The provision for income taxes was comprised of the following:

                                                  1999       1998       1997
----------------------------------------------------------------------------
Federal                                          $38.2      $25.2      $32.2
State                                             10.1        7.2        9.1
----------------------------------------------------------------------------
Total                                            $48.3      $32.4      $41.3
============================================================================

      The provision for income taxes for continuing operations includes a net deferred tax charge of $10.2 million for January 1, 2000 and net deferred tax benefits of $9.4 million and $9.3 million for January 2, 1999 and January 3, 1998, respectively.

      Reconciliations of the effective tax rates to the U.S. statutory income tax rate are as follows:

                                                  1999       1998       1997
----------------------------------------------------------------------------
Effective tax rate                                30.9%      31.1%      30.4%
State income taxes, net of
  federal tax benefit                             (4.2)      (4.5)      (4.3)
51% owned subsidiaries excluded
  from the parent's consolidated
  federal income tax return                        8.0       11.7        8.6
Other                                              0.3       (3.3)       0.3
----------------------------------------------------------------------------
Statutory federal income tax rate                 35.0%      35.0%      35.0%
============================================================================

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for the fiscal years were as follows:

                                                             1999       1998
----------------------------------------------------------------------------

Deferred tax assets:
  Restructuring reserves                                   $  3.5      $12.0
  Inventories                                                 9.9       14.9
  Postretirement benefits                                    12.7       13.4
  Employee benefits                                           9.4        9.9
  Other                                                       5.0        3.6
----------------------------------------------------------------------------
Total deferred tax assets                                    40.5       53.8
----------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                                     14.4       13.6
  Other                                                       3.2        2.8
----------------------------------------------------------------------------
Total deferred tax liabilities                               17.6       16.4
----------------------------------------------------------------------------
Net deferred tax assets                                     $22.9      $37.4
============================================================================

      The Company has recorded $1.3 million and $1.5 million of the net deferred tax asset as a noncurrent asset at January 1, 2000 and January 2, 1999, respectively.

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


28  Footstar, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's performance and the creation of shareholder value. Under the Plan, a maximum of 3,100,000 shares, plus 10 percent of the number of any shares newly issued by the Company (excluding issuances under the Plan or any other compensation or benefit plan of the Company) may be issued in connection with stock options, restricted stock, deferred stock and other stock-based awards.

   Under the Plan, employee stock options may not be awarded with an exercise price less than fair market value on the date of grant. Generally, options are exercisable in installments of 20 percent beginning one year from date of grant and expire ten years after the grant date, provided the optionee continues to be employed by the Company.

   The following table provides information relating to the status of, and changes in, employee stock options granted:

                                        1999                        1998
                                -------------------       ----------------------
                                Employee    Average        Employee      Average
                                   Stock     Option           Stock       Option
                                 Options      Price         Options        Price
---------------------------------------------------       ----------------------
Outstanding at
  beginning of year            1,195,580        $26         971,370          $24
Granted                          512,471         26         305,600           31
Cancelled                        (48,150)        28         (52,550)          25
Exercised                        (29,660)        24         (28,840)          22
---------------------------------------------------       ----------------------
Outstanding at end of year     1,630,241        $26       1,195,580          $26
---------------------------------------------------       ----------------------
Exercisable at end of year       486,966                    344,451
================================================================================

      Deferred restricted stock units were granted to certain officers and key employees. The units vest five years from date of grant, provided the executive continues to be employed by the Company.

      The following table provides information relating to the status of, and changes in, deferred restricted stock units:

                                        1999                      1998
                             ----------------------     ------------------------
                                Deferred    Average        Deferred      Average
                              Restricted       Unit      Restricted         Unit
                             Stock Units      Price     Stock Units        Price
---------------------------------------------------     ------------------------

Outstanding at
  beginning of year              171,348        $22         156,297          $21
Granted                           33,776         30          15,051           27
---------------------------------------------------     ------------------------
Outstanding at end of year       205,124        $23         171,348          $22
--------------------------------------------------------------------------------

      The Company recorded $1.0 million and $0.4 million as unearned compensation in 1999 and 1998, respectively, and has amortized $0.9 million, $0.7 million and $0.7 million in 1999, 1998 and 1997, respectively.

      The Plan also permits the granting of deferred stock units, representing rights to receive cash and/or common stock of the Company based upon certain performance criteria generally over a three-year performance period. Compensation expense related to grants under these provisions is based on the current market price of the Company's common stock at the date of grant and the extent to which performance criteria are being met.

      The following table provides information relating to the status of, and changes in, these deferred stock units:

                                         1999                        1998
                                -------------------        ---------------------
                                Deferred    Average        Deferred      Average
                                   Stock       Unit           Stock         Unit
                                   Units      Price           Units        Price
---------------------------------------------------        ---------------------

Outstanding at
  beginning of year               27,902        $29              --          $--
Granted                           12,218         25          27,902           29
---------------------------------------------------        ---------------------
Outstanding at end of year        40,120        $28          27,902          $29
--------------------------------------------------------------------------------

      The Company recorded $0.8 million, $2.1 million and $1.1 million as unearned compensation in 1999, 1998 and 1997, respectively, and amortized $0.7 million, $1.1 million and $1.2 million in 1999, 1998 and 1997, respectively. The Company paid $0.3 million and $0.8 million in cash relating to the plan in 1999 and 1998, respectively.

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

      The following table provides information relating to the status of, and changes in, deferred shares:

                                       1999                         1998
                                -------------------        ---------------------
                                            Average                      Average
                                Deferred      Share        Deferred        Share
                                  Shares      Price          Shares        Price
---------------------------------------------------       ----------------------
Outstanding at
  beginning of year              153,014        $28         122,520          $26
Granted                           65,996         25          40,507           29
Cancelled                         (4,777)        27          (3,337)          28
Shares issued                     (9,553)        27          (6,676)          28
---------------------------------------------------       ----------------------
Outstanding at end of year       204,680        $27         153,014          $28
--------------------------------------------------------------------------------


                                   Footstar, Inc. and Subsidiary Companies    29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Company recorded $0.6 million and $0.4 million as unearned compensation in 1999 and 1998, respectively, and has amortized $0.2 million, $0.4 million and $0.2 million in 1999, 1998 and 1997, respectively.

      Shares available for grant under the Plan totaled 940,262 and 1,508,780 as of January 1, 2000 and January 2, 1999, respectively.

      Effective on the Distribution, the Company adopted the 1996 Non-Employee Director Stock Plan (the "Director Plan"). A total of 200,000 shares of Company common stock are reserved and available for issuance under the Director Plan. Any person who becomes an eligible director receives an initial option to purchase 2,000 shares of common stock. All options are awarded with an exercise price equal to the fair market value of the common stock on the date of grant. Generally, options are exercisable in installments of 20 percent beginning one year from date of grant and expire ten years after grant date, provided the non-employee director is still a member of the board.

      The following table provides information relating to the status of, and changes in, options granted:

                                   1999                 1998
                             ------------------    ----------------
                                        Average             Average
                               Stock     Option      Stock   Option
                             Options      Price    Options    Price
-----------------------------------------------    ----------------
Outstanding at
  beginning of year           14,000        $24     12,000      $21
Granted                           --         --      2,000       44
-----------------------------------------------    ----------------
Outstanding at end of year    14,000        $24     14,000      $24
-----------------------------------------------    ----------------
Options exercisable
  at end of year               7,200                 4,400
-------------------------------------------------------------------

      The Director Plan also provides for automatic grants of 2,000 stock units ("Stock Units") to each non-employee director on the date of each annual meeting of the Company's shareholders. Each Stock Unit represents the right to receive one share of Company common stock at the end of a specified period. Fifty percent of such Stock Units vest six months and a day after the grant date, provided the non-employee director has not ceased to serve as a director for any reason other than death, disability or retirement. The remaining fifty percent of such Stock Units will be paid upon the later of ceasing to be a director or attaining age 65, provided that settlement of such Stock Units shall be accelerated in the event of death, disability or a change in control.

      The following table provides information relating to the status of, and changes in, stock units:

                                    1999                1998
                               ---------------    -----------------
                                       Average              Average
                               Stock      Unit      Stock      Unit
                               Units     Price      Units     Price
----------------------------------------------     ----------------
Outstanding at
  beginning of year           28,000       $30     18,000       $22
Granted                       12,000        35     12,000        44
Shares issued                 (6,000)       34     (2,000)       44
----------------------------------------------     ----------------
Outstanding at end of year    34,000       $31     28,000       $30
-------------------------------------------------------------------

      Shares available for grant under the Director's Plan totaled 131,426 and 146,525 as of January 1, 2000 and January 2, 1999, respectively.

      The Company applies APB No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would have been as follows:

                                                    1999     1998
-----------------------------------------------------------------
Net income:
  Reported                                         $65.8    $33.5
  As adjusted for SFAS 123                          61.3     30.2
-----------------------------------------------------------------
Earnings per share:
  Basic:
   Reported                                        $3.05    $1.33
   As adjusted for SFAS 123                         2.84     1.20
  Diluted:
   Reported                                         3.00     1.32
   As adjusted for SFAS 123                         2.80     1.19
-----------------------------------------------------------------


30  Footstar, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The fair value of options granted during 1999, 1998 and 1997 was $12.55, $13.87 and $12.96 respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                          1999     1998      1997
-----------------------------------------------------------------
Expected volatility                      40.0%    35.0%     35.0%
Expected life in years                    6.0      6.0       6.1
Risk-free interest rate                   5.4%     5.5%      5.6%
Assumed forfeiture rate                   0.0%     0.0%      0.0%
-----------------------------------------------------------------

      During 1997, the Company adopted an Associate Stock Purchase Plan to provide substantially all employees who have completed one year of service an opportunity to purchase shares of its common stock through payroll deductions, up to 10 percent of eligible compensation. Quarterly, participant account balances are used to purchase shares of stock at 85 percent of the lower of the fair market value of the shares at the beginning of the offering period or the purchase date. A total of 1,600,000 shares are available for purchase under the plan. There were 82,185, 56,199 and 19,486 shares purchased under this plan in fiscal 1999, 1998 and 1997, respectively.

TREASURY STOCK

From May 1997 until the end of fiscal year 1999, the Company's Board of Directors has authorized four stock repurchase programs of approximately 3,050,000, 3,000,000, 2,450,000 and 2,210,000 shares. As of January 1, 2000, an aggregate of 10,510,300 shares for an aggregate purchase amount of $305.4 million, or 34 percent of the total common stock outstanding prior to the repurchase programs, have been repurchased in the open market. The treasury shares may be used for the exercise of employee stock options and for other corporate purposes. The following table shows a rollforward of the common stock repurchased during the two years ended January 1, 2000:

                                     Common   Average   Aggregate
                                      Stock  Purchase    Purchase
                                Repurchased     Price      Amount
-----------------------------------------------------------------

Total shares repurchased
  at January 3, 1998              2,685,900    $24.68      $ 66.3
-----------------------------------------------------------------
1998 Activity:
  Program 1                         364,100     27.24         9.9
  Program 2                       3,000,000     34.32       103.0
  Program 3                       1,018,825     21.24        21.6
-----------------------------------------------------------------
Total 1998 Activity               4,382,925     30.69       134.5
-----------------------------------------------------------------
Total shares repurchased
  at January 2, 1999              7,068,825    $28.41      $200.8
-----------------------------------------------------------------
1999 Activity:
  Program 3                       1,431,175     24.42        35.0
  Program 4                       2,010,300     34.63        69.6
-----------------------------------------------------------------
Total 1999 Activity               3,441,475     30.38       104.6
-----------------------------------------------------------------
Total shares repurchased
  at January 1, 2000             10,510,300    $29.05      $305.4
-----------------------------------------------------------------

401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is also a defined contribution plan, contains a profit sharing component, with tax-deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by the Internal Revenue Code Section 401(d). Under the 401(k) profit sharing component, the Company matches a portion of the employee's contribution under a pre-determined formula based on the level of contribution and years of vesting service.

      Contributions to the plan by the Company for both profit sharing and matching of employee contributions were approximately $2.8 million, $2.6 million and $3.3 million for the fiscal years 1999, 1998 and 1997, respectively.

POSTRETIREMENT BENEFITS

On January 4, 1998, the Company adopted SFAS No. 132, "Employer's Disclosure about Pension and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the method of accounting for such plans.


                                   Footstar, Inc. and Subsidiary Companies    31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Company provides postretirement health benefits for retirees who meet certain eligibility requirements.

The following table represents the Company's change in benefit obligations:

                                                                   1999     1998
--------------------------------------------------------------------------------

Change in benefit obligation
Benefit obligation at beginning of year                          $17.8    $24.3
Service cost                                                       0.3      0.2
Interest cost                                                      1.2      1.4
Amendments                                                        (1.0)    (4.1)
Actuarial loss/(gain)                                              0.1     (2.4)
Net benefits paid (net of participant contributions)              (1.0)    (1.6)
-------------------------------------------------------------------------------
Benefit obligation at end of year                                $17.4    $17.8
Unrecognized net actuarial gain                                    6.4      6.8
Unrecognized prior service cost                                    9.4      9.4
--------------------------------------------------------------------------------
Accrued benefit cost                                             $33.2    $34.0
===============================================================================

                                                                 1999      1998
--------------------------------------------------------------------------------

Weighted-average assumptions as of December 31
Discount rate                                                      7.5%    6.75%
--------------------------------------------------------------------------------

      For measurement purposes, a 9.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.0 percent for 2007 and remain at that level thereafter.

                                                                 1999       1998
--------------------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                                     $ 0.3    $ 0.2
Interest cost                                                      1.2      1.4
Amortization of prior service cost                                (1.0)    (0.5)
Recognized net actuarial gain                                     (0.3)    (0.4)
--------------------------------------------------------------------------------
Net periodic benefit cost                                        $ 0.2    $ 0.7
================================================================================

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                1-Percentage     1-Percentage
                                              Point Increase   Point Decrease
------------------------------------------------------------------------------

Effect on total of service and
  interest cost components                               0.2             (0.2)
Effect on postretirement benefit obligation              2.1             (1.8)
------------------------------------------------------------------------------

MELDISCO'S RELATIONSHIP WITH KMART

For the fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998, Meldisco's Kmart operations represented 98.0 percent, 96.9 percent and 96.2 percent of Meldisco's net sales, respectively. These operations represented 64.5 percent, 62.3 percent and 63.6 percent, respectively, of the Company's consolidated net sales during the same periods. The business relationship between Meldisco and Kmart is very significant to the Company, and the loss of Meldisco's Kmart operations would have a material adverse effect on the Company.

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

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company has an unfunded Supplemental Executive Retirement Plan ("SERP"). Expense related to the SERP was $1.1 million, $0.9 million and $0.6 million in fiscal years 1999, 1998 and 1997, respectively.

COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's combined financial position, results of operations or liquidity.

SHAREHOLDER RIGHTS PLAN

On March 9, 1999, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. Under this plan, Preferred Stock Purchase "Rights" will be distributed as a dividend to shareholders at the rate of one Right for each share of common stock outstanding. Initially, the Rights are not exercisable. Upon a "trigger event," each Right entitles its holder (other than the holder who caused the trigger event) to purchase at an "Exercise Price" of $100 the equivalent of that number of shares of common stock of the Company worth twice the Exercise Price.


32  Footstar, Inc. and Subsidiary Companies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Rights will be exercisable only if a person or group that is not currently a 15 percent shareholder acquires beneficial ownership of 15 percent or more of the Company's common stock. The Rights will not be triggered by a "Qualifying Offer" that provides that all shareholders will receive the same "fair" consideration and is for all outstanding shares not owned by the offerer, among other things. In addition, stock repurchases by the Company do not constitute a trigger event under any circumstances. Shareholders who owned more than 15 percent of the stock at the time the plan was implemented or increase their ownership percentage as a result of the Company's share repurchases are "grandfathered" under this plan as long as they do not purchase additional shares.

      The Company will be entitled to redeem the Rights at a price of $0.01 per Right at any time prior to the earlier of the trigger or expiration of the Rights.

SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for income taxes and interest for the three years ended January 1, 2000, January 2, 1999 and January 3, 1998 were as follows:

                                          1999     1998      1997
-----------------------------------------------------------------

Income taxes                             $37.8    $43.6     $32.4
Interest                                 $ 3.6    $ 3.2     $ 1.8
-----------------------------------------------------------------

MARKET INFORMATION

The Company's common stock is listed on the New York Stock Exchange under the trading symbol "FTS." Information concerning the 1999 and 1998 market prices of the Company's common stock is set forth in the table below:

                                       Stock Trading Price
                               -----------------------------------
                                    1999               1998
                               --------------     ----------------
Quarter                          High     Low       High       Low
----------------------------------------------    ----------------
First                          $32.63   $23.19    $38.00    $25.13
Second                          41.00    29.81     48.63     37.50
Third                           39.19    31.94     48.13     22.69
Fourth                          36.13    26.63     29.75     19.31
------------------------------------------------------------------

      As of January 1, 2000, the closing price of the Company's stock was $30.50. As of year-end 1999, there were 3,691 shareholders of record.

SUBSEQUENT EVENTS - UNAUDITED

Just For Feet Acquisition

On March 7, 2000, the Company announced the completion of its acquisition of certain assets of Just For Feet, Inc. The total cash consideration paid was $66.8 million and is subject to further post closing adjustments. The Company acquired the Just For Feet(R) name, 79 superstores, 23 specialty retail stores, the Internet business and the corporate headquarters building in a transaction to be accounted for as a purchase.

Credit Facility Commitment

During February 2000, the Company received and accepted a commitment from Fleet National Bank for a 3-year, $350 million revolving credit facility. The Company is currently negotiating the structure and terms of the facility but expects it to contain alternative borrowing options for committed loans, including LIBOR loans and competitive bid loans. The Company expects that the credit facility will become effective in the second quarter of 2000.

Fifth Stock Repurchase Program

During January 2000, the Company completed its fourth stock repurchase program. On February 13, 2000, the Board of Directors authorized the Company's fifth stock repurchase program enabling the Company to purchase from time to time in the open market up to 10% of the shares of common stock outstanding, or approximately 2.0 million shares.

2000 Equity Incentive Plan

On March 16, 2000, the Board of Directors adopted the 2000 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan is intended to attract, retain, and reward high-quality employees, providing awards that are linked to the Company's stock performance. The Incentive Plan is designed to qualify as a "broad based plan" under Rule 312 of the listing rules of the New York Stock Exchange. Under the Incentive Plan, a maximum of 2 million shares may be issued in connection with stock options, restricted stock, deferred stock and other stock-based awards.


                                   Footstar, Inc. and Subsidiary Companies    33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION

The Company is a retailer conducting business through retail stores in two business segments: Meldisco in discount footwear and Footaction in branded athletic footwear and apparel. Information about operations for each of these segments is summarized as follows:

                                                                                       1999              1998              1997
-------------------------------------------------------------------------------------------------------------------------------
MELDISCO:

Net sales                                                                          $1,236.7          $1,174.8          $1,187.2
Operating profit (2),(3)                                                              133.4             105.7             105.0
Identifiable assets at year-end                                                       319.7             330.3             342.5
Depreciation and amortization                                                          14.0              13.8              13.5
Additions to property and equipment                                                     6.3              11.3               7.9

FOOTACTION:

Net sales                                                                             643.3             654.3             607.7
Operating profit (1),(2),(3)                                                           32.3               7.8              41.2
Identifiable assets at year-end                                                       238.5             298.1             275.0
Depreciation and amortization                                                          20.5              19.6              19.5
Additions to property and equipment                                                     8.6              42.0              44.3

CORPORATE:

General corporate expense (1),(2),(3)                                                  (7.1)             (8.9)            (12.4)
Identifiable assets at year-end                                                        46.1              46.6             139.3
Depreciation and amortization                                                           0.2               0.1               0.5
Additions to property and equipment                                                     8.2               5.3               6.9

CONSOLIDATED:

Net sales                                                                           1,880.0           1,829.1           1,794.9
Operating profit (1),(2),(3)                                                          158.6             104.6             133.8
Interest expense (income), net                                                          2.3               0.6              (2.1)
-------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interests                                $  156.3          $  104.0          $  135.9
===============================================================================================================================
Identifiable assets at year-end                                                       604.3             675.0             756.8
Assets of discontinued operations                                                       7.9              10.4              14.2
-------------------------------------------------------------------------------------------------------------------------------
Total assets at year-end                                                           $  612.2          $  685.4          $  771.0
===============================================================================================================================
Depreciation and amortization                                                          34.7              33.5              33.5
Total additions to property and equipment                                          $   23.1          $   58.6          $   59.1
===============================================================================================================================

Operating profit is defined as total revenues less operating expenses. Identifiable assets include those assets directly related to each segment's operations.

(1) 1999 includes special charges recorded in connection with the Company's restructuring and other one-time charges. Excluding these charges, operating profit for the fiscal year-ended 1999 would have been $29.0 million for Footaction, ($8.5) million for Corporate and $153.9 million for the consolidated Company.

(2) 1998 includes special charges recorded in connection with the Company's restructuring and other one-time charges. Excluding these charges, operating profit for the fiscal year-ended 1998 would have been $108.5 million for Meldisco, $39.4 million for Footaction, ($8.9) million for Corporate and $139.0 million for the consolidated Company.

(3) 1997 includes special charges recorded in connection with the Company's restructuring. Excluding these charges, operating profit for the fiscal year-ended 1997 would have been $105.0 million for Meldisco, $53.0 million for Footaction, ($8.5) million for Corporate and $149.5 million for the consolidated Company.

--------------------------------------------------------------------------------
34  Footstar, Inc. and Subsidiary Companies

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

Summary data for the years ended January 1, 2000 and January 2, 1999 is as follows:

                                                       1st Quarter    2nd Quarter     3rd Quarter     4th Quarter(1)         Total
----------------------------------------------------------------------------------------------------------------------------------
NET SALES
1999                                                        $439.1        $ 479.0          $470.2            $491.7       $1,880.0
1998                                                         400.9          462.6           472.6             493.0        1,829.1
----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT
1999                                                        $124.2        $ 157.7          $147.9            $155.7       $  585.5
1998                                                         114.7          149.7           145.9             140.8          551.1
----------------------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS
1999                                                        $  8.5        $  18.5          $ 18.0            $ 18.4       $   63.4
1998                                                           5.3           17.4            18.4              (7.6)          33.5
----------------------------------------------------------------------------------------------------------------------------------

NET INCOME
1999                                                        $  8.5        $  18.5          $ 18.0            $ 20.8       $   65.8
1998                                                           5.3           17.4            18.4              (7.6)          33.5
----------------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE (2)
1999 Basic
   Continuing operations                                    $  0.38       $  0.84         $  0.85           $  0.89      $    2.94
   Discontinued operations                                       --            --              --              0.12           0.11
   Net income                                                  0.38          0.84            0.85              1.01           3.05
1999 Diluted
   Continuing operations                                    $  0.38        $ 0.83         $  0.83           $  0.88      $    2.89
   Discontinued operations                                       --            --              --              0.11           0.11
   Net income                                                  0.38          0.83            0.83              0.99           3.00
1998 Basic
   Continuing operations                                    $  0.20       $  0.71         $  0.75            $(0.31)     $    1.33
   Discontinued operations                                       --            --              --                --             --
   Net income                                                  0.20          0.71            0.75             (0.31)          1.33
1998 Diluted
   Continuing operations                                    $  0.20        $ 0.69         $  0.74           $ (0.31)     $    1.32
   Discontinued operations                                       --            --              --                --             --
   Net income                                                  0.20          0.69            0.74             (0.31)          1.32
----------------------------------------------------------------------------------------------------------------------------------

(1) In 1999, the Company reversed restructuring and asset impairment charges of $4.7 million, net relating to both the reversal of lease obligations in connection with the 1998 closed store restructuring charge and the reversal of transition costs related to the 1997 warehouse and service center consolidation plan, partially offset by asset impairment charges as a result of the 1999 asset impairment review of Footaction stores. In the fourth quarter of 1998, the Company had announced plans to close approximately 30 underperforming Footaction stores, reconfigure Footaction merchandise assortments, refine store layouts and exit Meldisco's Central European business. In connection with these actions, the Company recorded a pre-tax charge of $34.4 million.

(2) Computations for each quarter or other period are independent. Earnings per share data would neither be restated retroactively nor adjusted currently to obtain quarterly (or other period) amounts to equal the amount computed for the year to date due to fluctuations in stock price and the application of the treasury stock method for determining the dilutive effect of stock options.

--------------------------------------------------------------------------------
                                   Footstar, Inc. and Subsidiary Companies    35

FIVE-YEAR HISTORICAL FINANCIAL SUMMARY

($ in millions)                                                           1999         1998        1997         1996         1995
---------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA

Net sales                                                             $1,880.0     $1,829.1    $1,794.9     $1,672.3     $1,615.2
Cost of sales                                                          1,294.5      1,278.0     1,240.8      1,144.7      1,124.5
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                             585.5        551.1       554.1        527.6        490.7
Store operating, selling, general and
   administrative expenses                                               396.9        386.3       371.1        355.5        343.0
Depreciation and amortization                                             34.7         33.5        33.5         24.8         20.0
Restructuring and asset impairment charges                                (4.7)        26.7        15.7           --         23.7
---------------------------------------------------------------------------------------------------------------------------------
Operating profit(1)                                                      158.6        104.6       133.8        147.3        104.0
Interest expense (income), net                                             2.3          0.6        (2.1)       (14.4)       (21.1)
Provision for income taxes                                                48.3         32.4        41.3         54.6         37.3
Minority interests in net income                                          44.6         38.1        36.0         36.0         38.4
Earnings (loss) from discontinued operations, net(2)                       2.4           --        21.4        (52.8)       (26.8)
Cumulative effect of changes in accounting principle, net(3)                --           --          --           --         (3.9)
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                            $   65.8     $   33.5    $   80.0     $   18.3     $   18.7
=================================================================================================================================

BALANCE SHEET DATA

Current assets:
Cash and cash equivalents                                             $   31.8     $   49.1    $  152.2     $  164.6     $   26.3
Due from parent and other divisions                                         --           --          --           --        710.8
Inventories                                                              271.3        280.2       284.5        281.9        298.1
Other                                                                     77.7        101.4        92.3        137.6         94.6
---------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                     380.8        430.7       529.0        584.1      1,129.8
Property and equipment, net                                              198.7        217.3       201.9        197.0        195.1
Other assets                                                              32.7         37.4        40.1         44.9         63.3
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                             612.2        685.4       771.0        826.0      1,388.2
---------------------------------------------------------------------------------------------------------------------------------
Current liabilities                                                      229.5        268.8       243.9        324.7        219.0
Other liabilities                                                         40.5         45.5        59.5         52.1         61.6
Minority interests in subsidiaries                                        74.3         67.8        65.1         65.0         93.8
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                        344.3        382.1       368.5        441.8        374.4
---------------------------------------------------------------------------------------------------------------------------------
Divisional equity investment                                                --           --          --           --      1,013.8
Shareholders' equity                                                     267.9        303.3       402.5        384.2       --
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                          $  612.2     $  685.4    $  771.0     $  826.0     $1,388.2
---------------------------------------------------------------------------------------------------------------------------------


(1) Amounts in 1999, 1998, 1997 and 1995 reflect certain non-recurring special charges. Operating profit in 1999, 1998, 1997 and 1995, excluding the effect of these charges would have been $153.9 million, $139.0 million, $149.5 million and $139.3 million, respectively. See "Management's Discussion and Analysis."

(2) The Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996 for the discontinuation of Thom McAn. The Company reversed $3.8 million ($2.4 million after taxes) and $34.0 million ($21.4 million after taxes) of this pre-tax charge in 1999 and 1997, respectively.

(3) The charge in 1995 was for the write-off, effective January 1, 1995, of internally developed software costs that had previously been capitalized.

--------------------------------------------------------------------------------