Form 10-K, Exhibit 13
period 2000-12-30
FOOTSTAR INC
filed 2001-03-30
CIK 1011308

EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains statements which constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report as well as the documents incorporated by reference and can be identified by the use of forward-looking terminology such as "believe," "expect," "estimate," "plans," "projects," "may," "will," "should," "anticipates," or similar statements, or the negative thereof or other variations. Such forward-looking statements include, without limitation, statements relating to revenue projections, cost savings, capital expenditures, future cash needs, improvements in infrastructure and operating efficiencies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: uncertainties related to the integration of new businesses; consumer demand for footwear; unseasonable weather; consumer acceptance of the Company's merchandise mix; retail locations; product availability; and the effect of competitive products and pricing. Consequently, all of the forward-looking statements, internal and external, are qualified by these cautionary statements, and there can be no assurance that the actual results, performance or achievements will be realized. The information contained in this Annual Report including information included under this section captioned "Management's Discussion and Analysis," as well as information contained under the caption "Risk Factors" in other Company filings with the Securities and Exchange Commission, identifies important factors that could cause such results, performance or achievements not to be realized. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date such statements were made.

THE COMPANY

Footstar, Inc. (the "Company") became an independent company in 1996 after the Board of Directors of Melville Corporation ("Melville') approved the spin-off of its footwear segments. These businesses were: Meldisco, a leading operator of licensed footwear departments nationwide; Footaction, a mall-based branded athletic footwear and apparel chain; and Thom McAn, which has been reported as discontinued operations since 1996. In March 2000, the Company acquired certain assets of Just For Feet, Inc., a leading national operator of big box, off-mall, athletic footwear and apparel stores. The assets of the two athletic footwear and apparel chains, Footaction and Just For Feet have been aggregated into the reporting segment called "athletic" for reporting purposes.

GENERAL

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto that appear elsewhere in this Annual Report.

FISCAL YEAR 2000

In 2000, the Company completed its acquisition of certain assets of Just For Feet, Inc. The total cash consideration paid was $64.2 million. The Company acquired 3 Just For Feet superstores, 76 Just For Feet superstore leases, 23 specialty store leases, the Just For Feet name and the Internet business.

In November, the Company announced it entered into an agreement to acquire the footwear assets and related license agreements of J. Baker, Inc. and its subsidiaries ("J. Baker"). Effective as of February 4, 2001, the Company completed the acquisition of J. Baker in a transaction to be accounted for as a purchase for approximately $59.0 million. On the day of acquisition, the business operated 1,163 licensed footwear departments under 13 agreements with retail chains including Ames, Roses, Stein Mart and Spiegel. Assets purchased included inventory, store fixtures, intellectual property and license agreements.

Also in 2000 the Company purchased its headquarters building located in Mahwah, New Jersey.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In the third quarter 2000, the Company reversed $0.9 million ($0.5 million after taxes) of the 1998 restructuring charge relating to lease obligations of Footaction closed stores.

The Company continued its share repurchase program in 2000 by buying back 707,900 shares at an average price per share of $28.11, for an aggregate purchase amount of $19.9 million.

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

During 1999, the Company recorded an $8.1 million asset impairment charge in accordance with SFAS No. 121. This impairment charge relates entirely to underperforming Footaction stores in a difficult athletic retail environment. The charge includes the impairment of fixed assets and goodwill.

The Company also recorded, in December of 1999, a reversal of $3.8 million of a reserve balance recorded as a result of the discontinuance of the Thom McAn chain in 1996.

The Company continued its share repurchase program in 1999 by buying back 3,441,475 shares at an average price per share of $30.38, for an aggregate purchase amount of $104.6 million. Since becoming a public company in October 1996, through the end of fiscal 1999 the Company had repurchased a total of 10.5 million shares, representing approximately 34 percent of the total shares outstanding at the time of the spin-off from Melville, now known as CVS Corporation.

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

The Company also established a shared accounting operations service center ("Shared Service Center") in the Dallas area, to support both its Meldisco and Footaction businesses. This Shared Service Center currently supports the accounts payable, store accounting, inventory management, asset protection and payroll functions of the Company.

RESULTS OF OPERATIONS

Net Sales                                         Fiscal Year Ended
                                                  -----------------
(dollars in millions)                     2000           1999            1998
--------------------------------------------------------------------------------

COMPANY:
Net sales                              $2,237.1        $1,880.0       $1,829.1
Net sales % change from prior
year                                       19.0%            2.8%           1.9%
Same store sales % change                   4.1%            1.4%          (0.4%)

MELDISCO:
Net sales                              $1,310.1        $1,236.7       $1,174.8
Net sales % change from
  prior year                                5.9%            5.3%          (1.0%)
Same store sales % change                   5.4%            4.0%          (0.5%)
% of combined net sales                    58.6%           65.8%          64.2%

ATHLETIC:
Net sales                              $  927.0         $ 643.3       $  654.3
Net sales % change from
  prior year                               44.1%           (1.7%)          7.7%
Same Store Sales % Change (1)               1.6%           (3.4%)         (0.1%)
% of combined net sales                    41.4%           34.2%          35.8%

--------------------------------------------------------------------------------
(1) The Footaction and Just for Feet divisions are aggregated into the athletic segment. Comparable store sales for the athletic segment represent only Footaction's comparable store sales for the indicated periods. Just For Feet will enter the comparable store sales base in April 2001.
--------------------------------------------------------------------------------

In fiscal year 2000, the Company's consolidated net sales increased 19.0 percent or $357.1 million over 1999. Meldisco's total sales increased 5.9 percent on a comparable store sales increase of 5.4 percent. Meldisco leveraged its brands especially Thom McAn(R) whose sales increased 50 percent over the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Meldisco's Kmart operations accounted for 57.7 percent and 98.5 percent of the net sales of the Company and Meldisco, respectively. The business relationship between Meldisco and Kmart is very significant to the Company and the loss of Meldisco's Kmart operations would have a material adverse effect on the Company. During July 2000, Kmart announced 72 store closings. All stores were closed during 2000 with minimal impact to Meldisco.

The athletic segment had a 44.1 percent sales growth with a 1.6 percent comparable store sales increase. The March 7, 2000 acquisition of certain Just For Feet assets drove this increase, along with a second half turnaround in the Footaction business, led by strong sales of basketball product and a stabilization of the apparel business. Industry trends benefiting the athletic turnaround included a rationalization of square footage in the crowded mall environment and an apparent fashion shift back to athletic footwear. During 2000, Footaction opened 31 stores, closed 23 stores and converted 5 stores from traditional format stores into large format stores.

Consolidated net sales for 1999 increased $50.9 million, or 2.8 percent over 1998. Meldisco reported a net sales increase of 5.3 percent over 1998 and a comparable store sales increase of 4.0 percent. Meldisco continued to experience solid results from the Thom McAn(R) brand with the expansion of the line this year to include kid's and women's product. Meldisco's sales benefited as Kmart continued its growth with the acquisition of certain former Caldor stores, which resulted in the opening of 16 new shoe departments. Kmart also continued its store remodeling program, converting 578 stores to its Big Kmart format, and ending the year with 84 percent of its 2,177 stores operating in the new redesigned format. Meldisco's Kmart operations accounted for 64.5 percent and 98 percent of the net sales of the Company and Meldisco, respectively.

Footaction's performance continued to reflect difficult conditions in the athletic footwear and apparel sector. Total sales in 1999 decreased 1.7 percent from 1998, with same store sales decreasing 3.4 percent. Footaction opened seven new stores, expanded 13 stores, and closed 35 stores. A highly promotional environment, weak apparel sales and reduced demand for basketball product all had a negative impact on sales.

COSTS AND EXPENSES                                  Fiscal Year Ended
                                                    -----------------
(as a % of net sales)                       2000           1999            1998
--------------------------------------------------------------------------------

COST OF SALES(1)                            68.4%          68.9%           69.9%
Store operating, selling, general
  and administrative expenses               22.1%          21.1%           21.1%
Depreciation and amortization                1.8%           1.8%            1.8%
--------------------------------------------------------------------------------
(1)   After non-recurring charges
--------------------------------------------------------------------------------

COST OF SALES

In fiscal 2000, consolidated cost of sales decreased 50 basis points compared to 1999. Both business segments experienced lower markdowns as a percent to sales. This is a reflection of the Company's emphasis on improved pipeline management, which has led to more productive inventories.

In fiscal year 1999, consolidated cost of sales decreased 100 basis points. This cost decrease was primarily attributable to lower markdowns in both divisions. At Footaction, lower markdowns and lower delivery costs were offset by increased occupancy costs as a percentage of sales due to lower store productivity. Meldisco's cost of sales decreased from last year as a result of lower distribution costs, lower markdowns and improved purchasing.

STORE OPERATING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Store operating, selling, general and administrative expenses for fiscal 2000 rose 100 basis points over last year due to the acquisition of Just For Feet. The athletic segment, as a result of the acquisition, incurred one-time start up expenses and was unable to leverage fixed costs in the new Just For Feet business while sales volume was being recovered. Meldisco, on the other hand, slightly reduced their expense rate, leveraging their increased sales.

For 1999, store operating, selling, general and administrative expenses were flat, as a percentage of sales, to last year. Total expenses increased from $386.3 million in 1998 to $396.9 million in 1999, primarily to support the increased sales volume. Store expenses increased from last year as a result of increased selling and occupancy costs at both Meldisco and Footaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING PROFIT
                                                      Fiscal Year Ended
                                                      -----------------
(dollars in millions)                       2000            1999           1998
--------------------------------------------------------------------------------

OPERATING PROFIT
MELDISCO (1)                               $154.9          $133.4        $108.5
ATHLETIC (1, 2)                              25.6            29.0          39.4
GENERAL CORPORATE EXPENSES (1)               (9.1)           (8.5)         (8.9)
Loss on investment                           (3.0)             --            --
Restructuring and asset
  impairment (reversals) charges, net        (0.9)           (4.7)         34.4

--------------------------------------------------------------------------------
Operating profit                           $169.3          $158.6        $104.6
--------------------------------------------------------------------------------
Operating profit as a % of
  net sales                                   7.6%            8.4%          5.7%
--------------------------------------------------------------------------------
(1)   Calculated before non-recurring charges
(2) Footaction and Just for Feet divisions are reported as a group called athletic segment.

--------------------------------------------------------------------------------
In fiscal 2000, operating profit increased by 6.7 percent while operating margin decreased compared to last year. Operating profits increased due to improved gross margin performance at Meldsico. Athletic operating profit and margins were negatively affected by the acquisition of Just For Feet.

As a consequence of several events in February 2001, including the withdrawal of support from a major media partner and multiple potential investors, the Company has determined that its investment of $3.0 million in HoopsTV.com is unrecoverable.

The impact of this non-cash charge, which is shown as a loss on investment in the Consolidated Statement of Operations, reduced the Company's operating income by $3.0 million. The after tax impact of this non-cash charge is $2.0 million or $0.09 per share (diluted) and $0.10 per share (basic).

Operating profit for 1999 increased from 1998 due to improved gross margins and tight expense control. Meldisco improved operating profit in 1999 through increased gross margin as a result of lower markdowns.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities totaled $67.0 million in 2000, compared with net cash provided by operating activities which totaled $151.1 million and $126.5 million for 1999 and 1998, respectively. Cash flow was negatively impacted by a $64.3 million increase in inventories, primarily to support the acquired Just For Feet business and an $11.4 million increase in accounts receivable, primarily as a result of the shift in calendar from the previous year and the addition of the Just For Feet business. During the year ended December 30, 2000, net cash requirements for operations, the Just For Feet acquisition, capital additions and dividends to Kmart were funded from cash, cash flow from operations and the Company's credit facility.

Footstar incurred net interest expense of $10.2 million in 2000, compared to $2.3 million and $0.6 million in 1999 and 1998, respectively. The increase was the result of borrowings due to the acquisition of certain assets of Just For Feet, Inc., the effect of share repurchases and the purchase of the Company's headquarters building.

On May 25, 2000, the Company entered into a new 3-year, $325 million senior revolving credit facility (the "Credit Facility") with a syndicate of banks led by Fleet National Bank to support general corporate borrowing requirements. This new facility replaced a $300 million revolving credit facility, which was due to expire September 18, 2000. As of December 30, 2000, there was $74.0 million outstanding under the Credit Facility. Interest on all borrowings and a facility fee based on the aggregate commitments are determined based upon several alternative rates available under the Credit Facility. At December 30, 2000 the weighted average interest rate on the outstanding balance was 8.1 percent. Up-front fees paid under this new agreement are amortized over the life of the facility on a straight-line basis. Interest expense on the Consolidated Statement of Operations is shown netted against interest income of $1.4 million, $1.3 million and $2.2 million in 2000, 1999 and 1998, respectively.

The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to debt and interest coverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of May 25, 2003.




                                                    Fiscal Year Ended
                                           -------------------------------------
 (dollars in millions)                     2000            1999            1998
--------------------------------------------------------------------------------
Cash flows provided by
   operating Activities(1)               $67.0          $151.1           $126.5
Working capital                          150.5           151.3            161.9
Current ratio                             1.49x           1.66x            1.60x
Capital expenditures                      41.2            23.1             58.6
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Cash flows from operating activities are stated before cash outlays for minority interest of $44.4 million, $38.1 million and $36.3 million for the fiscal years 2000, 1999 and 1998, respectively.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

As of December 30, 2000, there was $74.0 million outstanding under the Credit Facility and $14.3 million in cash and cash equivalents. The Company spent $19.9 million for its share buyback programs during the 2000 fiscal year and $64.2 million for the acquisition of the assets of Just For Feet. At the end of 2000, working capital declined from 1999 reflecting lower levels of cash and cash equivalents and other current assets, as well as higher levels of accrued expenses and notes payable. The Company's 2000 year-end current ratio decreased from 1999 reflecting an increase in current liabilities primarily attributable to the increase in notes payable and accrued expenses.

On September 1, 2000 the Company purchased its headquarters building located in Mahwah, New Jersey, for approximately $19.3 million. The Company is financing the purchase through both short- and long-term borrowings including the assumption of a 10-year term mortgage, of which $9.3 million was outstanding as of December 30, 2000. Under the terms of the mortgage agreement, the Company is required to make quarterly payments of approximately $350,000, representing both principal and interest through May 1, 2010 when the mortgage will be completely paid down. The long-term portion of the mortgage is classified within other long-term liabilities on the balance sheet.

Effective June 1, 2000 the Company entered into a 10-year, $35 million Master Lease Agreement with General Electric Credit Corp. to be utilized beginning January 1, 2001. The Company may lease material handling equipment and furniture, fixtures and equipment for the Company's stores. As of February 2001, the Company has not utilized this Master Lease Agreement.

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

At the end of 2000, accounts receivable balances increased over 1999 levels due to the timing of the year end and the Kmart remittance. The increase in current liabilities in 2000 versus 1999 was due primarily to the increase in notes payable primarily resulting from share repurchases and the acquisition of the Just For Feet assets. Inventories as of December 30, 2000 increased versus 1999 primarily as a result of inventory needed for the Just For Feet chain as well as planned inventory increases at Footaction.

Under the Company's arrangement with Kmart, Meldisco will distribute annually to Kmart a portion of profits representing Kmart's minority interest in Meldisco subsidiaries. In April 2000, the company distributed $44.4 million representing Kmart's normal dividend for their minority interest on net income for fiscal year 2000.

The Company spent $41.2 million in capital expenditures in 2000 primarily relating to its continuing investment in information systems and the purchase of the Company's headquarters building located in Mahwah, New Jersey.

For fiscal year 2001, the Company expects capital expenditures to be approximately $90 million to support the expansion of the Company's distribution center in Mira Loma, California, information systems infrastructure projects and modest store growth in the athletic segment. The Company plans to open approximately 5 to 15 new Just For Feet superstores, open 15 Footaction stores and close approximately 15 mall-based Footaction stores in 2001.

              Management's Responsibility For Financial Reporting

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include, when necessary, the best estimates and judgments of management.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's internal auditors and independent auditors.

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

KPMG LLP, certified public accountants, were engaged to audit the consolidated financial statements of the Company. Their Independent Auditors' Report, which is based on an audit made in accordance with auditing standards generally accepted in the United States of America, expresses an opinion as to the fair presentation of these financial statements.

      J. M. Robinson
      Chairman of the Board,
      Chief Executive Officer and
      President

February 12, 2001


Independent Auditors' Report

To the Board of Directors and Shareholders of Footstar, Inc.:

We have audited the accompanying consolidated balance sheets of Footstar, Inc. and Subsidiary Companies as of December 30, 2000 and January 1, 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the 3-year period ended December 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Footstar, Inc. and Subsidiary Companies as of December 30, 2000 and January 1, 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Short Hills, New Jersey

February 12, 2001

                    FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                      Consolidated Statements of Operations
                 (dollars in millions, except per share amounts)

                                                                             For the Fiscal Years Ended
                                                                   December 30,         January 1,          January 2,
                                                                           2000               2000               1999
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                              $2,237.1           $1,880.0            $1,829.1
Cost of sales                                                           1,530.3            1,294.5             1,278.0
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                                              706.8              585.5               551.1
Store operating, selling, general and administrative expenses             495.4              396.9               386.3
Depreciation and amortization                                              40.0               34.7                33.5
Loss on investment                                                          3.0                 --                  --
Restructuring and asset impairment (reversals) charges, net               (0.9)              (4.7)                26.7
-----------------------------------------------------------------------------------------------------------------------
Operating profit                                                          169.3              158.6               104.6
Interest expense, net                                                      10.2                2.3                 0.6
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and
   minority interests                                                     159.1              156.3               104.0
Provision for income taxes                                                 47.3               48.3                32.4
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interests               111.8              108.0                71.6
Minority interests in net income                                           51.4               44.6                38.1
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before discontinued
   operations                                                              60.4               63.4                33.5
Income on disposal of discontinued operations, net of income
   taxes of  $1.4                                                            --                2.4                  --
-----------------------------------------------------------------------------------------------------------------------
Net income                                                               $ 60.4             $ 65.8              $ 33.5
-----------------------------------------------------------------------------------------------------------------------
Average common shares outstanding
    Basic                                                                  19.9               21.6                25.2
-----------------------------------------------------------------------------------------------------------------------
    Diluted                                                                20.4               21.9                25.4
-----------------------------------------------------------------------------------------------------------------------
Earnings per share
    Basic:
    Income from continuing operations                                    $ 3.03             $ 2.94              $ 1.33
    Income from discontinued operations                                      --               0.11                  --
-----------------------------------------------------------------------------------------------------------------------
    Net income                                                           $ 3.03             $ 3.05              $ 1.33
-----------------------------------------------------------------------------------------------------------------------
    Diluted:
    Income from continuing operations                                    $ 2.97             $ 2.89              $ 1.32
    Income from discontinued operations                                      --               0.11                  --
-----------------------------------------------------------------------------------------------------------------------
    Net income                                                           $ 2.97             $ 3.00              $ 1.32
-----------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.
-----------------------------------------------------------------------------------------------------------------------


                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                           Consolidated Balance Sheets
                       (in millions, except share amounts)

                                                   Dec. 30, 2000    Jan. 1, 2000
--------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                              $ 14.3         $ 31.8
   Accounts receivable, net                                 54.2           42.8
   Inventories                                             360.6          271.3
   Prepaid expenses and other current assets                28.1           34.9
--------------------------------------------------------------------------------
   Total current assets                                    457.2          380.8
Property and equipment, net                                261.7          198.7
Goodwill, deferred charges and other noncurrent assets      54.8           32.7
--------------------------------------------------------------------------------
     Total assets                                         $773.7         $612.2
--------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                       $ 86.9         $100.5
   Accrued expenses                                        136.7          117.8
   Income taxes payable                                      9.1           11.2
   Notes payable                                            74.0            --
--------------------------------------------------------------------------------
     Total current liabilities                             306.7          229.5
Other long-term liabilities                                 61.0           40.5
Minority interests in subsidiaries                          81.6           74.3
--------------------------------------------------------------------------------
     Total liabilities                                    $449.3         $344.3
--------------------------------------------------------------------------------
Shareholders' equity:
   Common stock $.01 par value:  100,000,000 shares
    authorized, 30,636,884 and 30,634,283 shares issued   $  0.3         $  0.3
   Additional paid-in capital                              342.1          338.6
   Accumulated other comprehensive income                   (0.1)           0.1)
   Treasury stock:  10,782,106 and 10,510,300
    shares, at cost                                       (312.6)        (305.4)
   Unearned compensation                                    (5.4)          (5.2)
   Retained earnings                                       300.1          239.7
--------------------------------------------------------------------------------
     Total shareholders' equity                            324.4          267.9
--------------------------------------------------------------------------------
     Total liabilities and shareholders' equity           $773.7         $612.2
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
    Consolidated Statements of Shareholders' Equity and Comprehensive Income
                       (In millions, except share amounts)

                                                                                                                  Accum.
                                                                                                                  Other
                                                                              Add'l      Unearned                Compre-
                            Common Stock             Treasury Shares         Paid-in      Compen-   Retained     hensive
                         Shares       Amount       Stock        Amount       Capital      sation     Earnings     Income      Total
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
   January 3, 1998      30,558,107     $0.3     (2,685,900)     $(66.3)      $333.6       $(5.1)      $140.4       $(0.4)    $402.5
----------------------------------------------------------- ------------------------------------------------------------------------
Comprehensive income:
 Net income                     --       --             --          --           --          --         33.5          --       33.5

 Foreign currency
   translation
   adjustment,
   net of tax                   --       --             --          --           --          --           --         0.2        0.2
                                                                                                                             -------
 Total comprehensive
   income                                                                                                                      33.7
Common stock
   incentive plans          33,468       --             --          --          1.9        (0.3)          --          --        1.6

Purchase of treasury
   shares                       --       --     (4,382,925)     (134.5)          --          --           --          --     (134.5)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
   January 2, 1999      30,591,575     $0.3     (7,068,825)    $(200.8)      $335.5       $(5.4)      $173.9       $(0.2)    $303.3
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                   --       --             --          --           --          --         65.8          --       65.8
 Foreign
   currency translation
   adjustment,
   net of tax                   --       --             --          --           --          --           --         0.1        0.1
                                                                                                                             -------
   Total comprehensive
   income                                                                                                                      65.9
Common stock incentive
   plans                    42,708       --             --          --          3.1         0.2          --           --        3.3
Purchase of treasury
   shares                       --       --     (3,441,475)     (104.6)          --          --           --          --     (104.6)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of
   January 1, 2000      30,634,283     $0.3    (10,510,300)    $(305.4)      $338.6       $(5.2)      $239.7       $(0.1)    $267.9
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income            --       --             --          --          --           --         60.4          --       60.4

Common stock
   incentive plans           2,601       --        436,094        12.7          0.7        (0.2)          --          --       13.2
Purchase of treasury
   shares                       --       --       (707,900)     (19.9)           --          --           --          --      (19.9)
Tax benefit of stock
   incentive plans              --       --             --          --          2.8          --           --          --        2.8
 -----------------------------------------------------------------------------------------------------------------------------------
Balance as of
   December 30, 2000    30,636,884     $0.3    (10,782,106)    $(312.6)      $342.1       $(5.4)      $300.1       $(0.1)    $324.4
 -----------------------------------------------------------------------------------------------------------------------------------
   See accompanying notes to consolidated financial statements.
 -----------------------------------------------------------------------------------------------------------------------------------


                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                      Consolidated Statements of Cash Flows
                              (Dollars in millions)

                                                                       December 30,        January 1,        January 2,
                                                                               2000              2000              1999
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                               $  60.4           $  65.8            $  33.5
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Gain on disposal of discontinued operations                                 --              (3.8)                --
     Restructuring and asset impairment (reversals) charges, net               (0.9)             (4.7)              34.4
     Minority interests in net income                                          51.4              44.6               38.1
     Depreciation and amortization                                             40.0              34.7               33.5
     Loss on disposal of fixed assets                                           4.3               2.3                4.6
     Deferred income taxes                                                     (0.1)             14.5               (2.3)
     Stock incentive plans                                                      3.8               3.1                2.2
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable, net                        (11.5)              9.2               (8.1)
       (Increase) decrease in inventories                                     (64.3)              8.8               (3.4)
       (Increase) decrease in prepaid expenses, deferred charges
          and other assets                                                     (4.2)              2.5                1.1
       (Decrease) increase in accounts payable and accrued
          expenses                                                             (7.0)            (19.8)              13.9
       Decrease in federal income taxes payable and other
          liabilities                                                          (4.9)             (6.1)             (21.0)
------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                           67.0             151.1              126.5
------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities:
   Acquisition of Just For Feet, net of cash acquired                         (64.2)               --                 --
   Loss on investment in HoopsTV.com                                            3.0                --                 --
   Additions to property and equipment                                        (41.2)            (23.1)             (58.6)
   Investment in HoopsTV.com                                                     --              (3.0)                --
------------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                             (102.4)            (26.1)             (58.6)
------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) financing activities:
   Net proceeds from notes payable                                             74.0                --                 --
   Payments on stock incentive plans                                           (0.5)             (0.3)              (0.8)
   Dividends paid to minority interests                                       (44.4)            (38.1)             (36.3)
   Proceeds of common stock from minority interest                              0.1               0.5                0.8
   Treasury stock acquired                                                    (19.9)           (104.6)            (134.5)
   Treasury stock issued                                                       12.7                --                 --
   Payments on capital lease                                                   (3.9)               --                 --
   Payment on mortgage note                                                    (0.2)               --                 --
   Other                                                                         --               0.2               (0.2)
------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities                 17.9            (142.3)            (171.0)
------------------------------------------------------------------------------------------------------------------------
           Net decrease in cash and cash equivalents                          (17.5)            (17.3)            (103.1)
Cash and cash equivalents, beginning of year                                   31.8              49.1              152.2
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $  14.3           $  31.8            $  49.1
------------------------------------------------------------------------------------------------------------------------
     See accompanying notes to consolidated financial statements.
------------------------------------------------------------------------------------------------------------------------


                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

The Company

Footstar, Inc. (the "Company") became an independent company in 1996 after the Board of Directors of Melville Corporation ("Melville") approved the spin-off of its footwear segments. These businesses were: Meldisco, a leading operator of licensed footwear departments nationwide; Footaction, a mall-based branded athletic footwear and apparel chain; and Thom McAn, which has been reported as discontinued operations. In March 2000, the Company acquired certain assets of Just For Feet, Inc., a leading national operator of big box, off-mall, athletic footwear and apparel stores. The assets of the two athletic footwear and apparel chains, Footaction and Just For Feet have been aggregated into the reporting segment called "athletic" for reporting purposes.

Business Risk

The retailing business is highly competitive. Price, quality and selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company's business. Product sourcing in the branded athletic footwear and apparel business is driven by relationships with athletic footwear and apparel vendors. In 2000, approximately 59 percent of the athletic segment's net sales were generated by merchandise purchased from Nike, Adidas, Reebok and K-Swiss with the most significant percentage attributable to Nike. Product sourcing in the discount footwear business is driven by the relationships with offshore manufacturers. A significant percentage of Meldisco's products are sourced or manufactured offshore, with China accounting for approximately 94% of all sources. The Company considers its vendor relations to be satisfactory.

Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of all subsidiary companies. The minority interests represent the 49 percent participation of Kmart Corporation ("Kmart") in the ownership of substantially all retail subsidiaries of Meldisco formed or to be formed from July 1967 until July 1, 2012 for the purpose of operating licensed shoe departments in Kmart stores. Interdivisional balances and transactions between the entities have been eliminated. The accompanying financial statements include the consolidated results of operations, assets and liabilities of the Company for the 52-week years ended December 30, 2000, January 1, 2000 and January 2, 1999. For simplicity of presentation, these consolidated financial statements are referred to as financial statements herein.

Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

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

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are computed on a straight-line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Capitalized software costs are amortized on a straight-line basis over their estimated useful lives not exceeding 5 years. Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustment to the asset and accumulated depreciation accounts of the items renewed or replaced.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," an impairment loss is recognized whenever events or

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

changes in circumstances indicate that the carrying amounts of long-lived tangible and intangible assets may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has generally identified this lowest level to be principally individual stores. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the best information available using estimates, judgments and projections as considered necessary.

Deferred Charges

Deferred charges are amortized on a straight-line basis, generally over the remaining life of the charge.

Goodwill and Other Intangibles

The excess of acquisition costs over the fair value represents net assets acquired prior to 1992 that are amortized on a straight-line basis over 40 years. Intangible assets and intangible liabilities consist of favorable and unfavorable leases, tradenames, a customer database and trademarks. The cost of intangibles is amortized straight-line over the estimated useful lives of the respective assets and liabilities, which range from 5 to 20 years. The Company assesses the recoverability of goodwill and other intangible assets as described above under the "Impairment of Long-Lived Assets".

Revenue Recognition

Revenues from retail sales are recognized at the time of sale.

Store Opening and Closing Costs

New store opening costs are charged to expense as incurred. If a store is closed before its lease has expired, the estimated lease obligation or the expected amount necessary to eliminate such obligation, less estimated sublease rental income, is provided for in the year of closing.

Deferred Rent Payments

The Company is a party to various lease agreements, which require scheduled rent increases over the noncancelable lease term. Rent expense for such leases is recognized on a straight-line basis over the related lease term. The difference between rent based upon scheduled monthly payments and rent expense recognized on a straight-line basis is recorded as deferred rent payments.


Advertising Costs

Advertising costs are recorded as a component of store operating, general and administrative expenses and were $65.0 million in 2000, $40.9 million in 1999 and $40.6 million in 1998. The Company charges production costs of advertising to expense the first time advertising takes place.

Income Taxes

The Company determines its deferred tax provision under the liability method, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

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

In accordance with APB No. 25, compensation expense is not recorded for options granted if the option price is not less than the quoted market price at the date of grant. Compensation expense is also not recorded for employee purchases of stock

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

under the 1997 Associate Stock Purchase Plan since the plan is non-compensatory as defined in APB No. 25.

In March 2000, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an Interpretation of APB No. 25, ("FIN No. 44"). FIN No. 44 provides further guidance related to accounting for stock-based compensation, in particular to changes in stock-based awards after the grant date. In the second quarter of 2000, the Company adopted FIN No. 44, which did not have an impact on its financial statements.

Earnings Per Share

The Company presents earnings per share ("EPS") data according to SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, basic EPS is computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by net income available to common shareholders divided by the weighted average shares outstanding after giving effect to the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted.

The following reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute basic and diluted earnings per share.

                                                  2000    1999    1998
     ------------------------------------------------------------------
     Shares outstanding at beginning of year      20.1    23.5    27.9
     Weighted average shares repurchased, net     (0.5)   (2.1)   (2.8)
     Contingently issuable shares                  0.3     0.2     0.1
     ------------------------------------------------------------------
     Average shares outstanding - basic           19.9    21.6    25.2
     Dilutive effect of stock options              0.5     0.3     0.2
     ------------------------------------------------------------------
     Average shares outstanding - diluted         20.4    21.9    25.4
     ------------------------------------------------------------------

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value due to the short-term nature of these instruments. Discounted cash flows are used to determine the fair value of the mortgage. At December 30, 2000 and January 1, 2000, the Company had not invested in any derivative financial instruments.

Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income. The statement requires only additional disclosures in the notes to the consolidated financial statements; it does not affect the Company's financial position or results of operations.

Reclassifications

Certain reclassifications have been made to the financial statements of prior years to conform to the 2000 presentation.

Restructuring and Asset Impairment Charges

In fiscal 2000, the Company reversed $0.9 million ($0.5 million after taxes) of the 1998 closed store restructuring charge. The reversal related to lease obligations of the Footaction closed stores. As of December 30, 2000, the remaining restructuring reserve is $3.0 million and is a component of accrued expenses. The net reversal of charges of $4.7 million ($2.9 million after taxes) for 1999 includes a $9.9 million ($6.6 million after taxes) reversal of lease obligations in connection with the 1998 closed store restructuring charge, a $2.9 million ($1.7 million after taxes) reversal of costs related to the 1997 warehouse and service center consolidation plan, partially offset by $8.1 million ($5.4 million after taxes) for asset impairment charges as a result of the 1999 asset impairment review of Footaction stores.

The 1999 fixed asset and goodwill impairment charge associated with underperforming Footaction stores of $8.1 million represented the amount necessary to write-down the carrying values of the fixed assets and goodwill for the respective stores based on the Company's best estimate as of January 1, 2000 of those stores' future discounted cash flows.

The asset impairment test was applied to all stores with negative contribution and cash flows. The amount of the impairment charge was calculated as the difference between the carrying amount of the assets and each store's estimated future discounted cash flows. The asset impairment charge

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

was recorded as a reduction of goodwill and of fixed assets, principally representing fixtures and leasehold improvements.

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

The following table displays a rollforward of the activity and the significant components of the restructuring, asset impairment and other charges, and the reserves remaining as of December 30, 2000 and January 1, 2000.


                                                         Remaining                Remaining                  Remaining
                                                         January 2,   Deductions  January 1,   Deductions   December 30,
                                            Recorded        1999         1999        2000         2000          2000
------------------------------------------------------------------------------------------------------------------------
Lease obligations and fixed asset
      write-offs for
      Footaction store closings                $20.0        $20.0       $(14.2)       $5.8        $(2.8)          $3.0
Impaired assets, principally fixtures
      and leasehold improvements                 6.4           --           --          --           --             --
Store footwear and apparel
      inventory markdowns                        5.2          5.2         (5.2)         --           --             --
Europe inventory markdown                        2.5          2.5         (2.5)         --           --             --
Lease obligations and fixed asset write-
      offs for Europe closings                   0.3          0.3         (0.3)         --           --             --
------------------------------------------------------------------------------------------------------------------------
                                               $34.4        $28.0       $(22.2)       $5.8        $(2.8)          $3.0
------------------------------------------------------------------------------------------------------------------------


Of the $28.0 million reserve remaining at January 2, 1999, $7.7 million was recorded as a reserve reducing inventory and $20 million of Footaction lease obligations and fixed asset write-offs were a component of accrued expenses. The $0.3 million of Europe lease obligations and fixed asset write-offs were reserved for in long-term liabilities. The asset impairment charge of $6.4 million was recorded as a reduction of property and equipment. The fixed asset write-offs and asset impairments represent principally fixtures and leasehold improvements.

In connection with the Footaction store closings, the Company established a reserve for future lease payments anticipating sublease activity and lease buyouts based on historical experience. Costs were charged against the reserve as incurred. On average, the remaining lease term for the stores to be closed at the time the charge was taken was approximately 5 years. Given the estimated payout term of these reserves, they will be assessed periodically to determine their adequacy.

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

The deductions to the reserve balance during 1999 included a reversal of lease obligations previously reserved for totaling $9.9 million, payments of lease obligations and fixed asset write-offs for closed stores totaling $4.6 million and store inventory markdowns taken totaling $7.7 million. The deductions in 2000 included $1.9 million in payments of lease obligations and fixed asset write-offs for closed stores and a $0.9 million reversal of lease obligations previously reserved for.

During 1999, the Company completed the exit of Meldisco's Central European business by winding down the business and selling the remaining inventory to an outside party. Net sales for this business amounted to $4.7 million and $11.5 million in 1999 and 1998, respectively. Consolidated net losses after intercompany eliminations amounted to $0.3 million in 1999 and $1.9 million in 1998. The 1998 net loss is before the non-recurring charge of $2.8 million.

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

During 1999, the Company reversed $3.8 million ($2.4 million after taxes) of the $85.0 million ($53.6 million after taxes) reserve created as a result of the discontinuation of the Thom McAn chain in 1996. The reversal of the discontinued operations reserve reflected revisions of lease obligations and contingencies based on the favorable settlement of leases and litigation.

The remaining discontinued operations reserve of $2.6 million and $3.0 million at December 30, 2000 and January 1, 2000, respectively, is a component of accrued expenses and is principally for lease obligations and environmental contingencies.

Acquisition of Just For Feet

On March 7, 2000, the Company acquired certain assets of Just For Feet, Inc. and its subsidiaries, which had filed for Chapter 11 bankruptcy protection on November 4, 1999. Just For Feet is the leading operator of large-format superstores which specialize in brand-name athletic outdoor footwear and apparel. The assets purchased by the Company included 3 Just For Feet superstores, 76 Just For Feet superstore leases, 23 specialty store leases, the Just For Feet name, the Internet business and the corporate headquarters building located in Birmingham, Alabama. The net cash consideration paid for the assets was $64.2 million.

The acquisition has been accounted for under the purchase method of accounting for business combinations. Accordingly, the financial statements include the results of operations of Just For Feet from the acquisition date. The results of operations generated from the assets acquired have been added to those of Footaction and reported as the Company's athletic segment. The purchase price was allocated to the acquired assets and liabilities assumed, tangible and intangible. The acquired assets and liabilities assumed were predominantly inventories, fixed assets and lease obligations. Based on purchase price allocations, the excess of the fair market value of the net assets acquired over the purchase price amounting to approximately $32.4 million was deducted from the book values of the noncurrent, nonmonetary assets acquired.

Unaudited Just For Feet pro forma net sales and Footstar, Inc. pro forma consolidated net sales for the year ended December 30, 2000 and January 1, 2000, assuming Just For Feet assets were acquired as of January 3, 1999 are as follows:
                                                           Pro Forma
                                                 December 30,        January 1,
                                                    2000                2000
      -------------------------------------------------------------------------
      Just For Feet net sales                   $  339.3           $  480.2
      Footstar, Inc. consolidated net sales      2,292.3            2,360.2
      -------------------------------------------------------------------------

Pro forma net income and earnings per share data have not been disclosed since the Company is unable to avoid the use of forward-looking information and assumptions in order to meaningfully present the effect of the acquisition on the Company's operations. The Just For Feet historical results for the year ended December 30, 2000 include the effects of transactions and estimates which are related either directly or indirectly, to Just For Feet, Inc.'s liquidation proceedings under Chapter 7. As such, the Company cannot accurately determine the operating results that would have resulted had the liquidation process not been initiated and had the assets been acquired by the Company effective January 1, 2000.

The pro forma sales results for the periods presented include actual Footstar, Inc. results beginning March 7, 2000. For the same reasons expressed above, the pro forma sales are not necessarily indicative of the results of the Company had the Just For Feet, Inc. assets been acquired at the beginning of the periods presented, and they are not necessarily indicative of sales in future periods.

Accounts Receivable

Accounts receivable consisted of the following:

                                                          2000             1999
            --------------------------------------------------------------------
            Due from licensors, principally Kmart        $37.6            $28.5
            Other                                         18.9             16.7
            --------------------------------------------------------------------
                                                          56.5             45.2
            Less: Allowance for doubtful accounts          2.3              2.4
            --------------------------------------------------------------------
                 Total                                   $54.2            $42.8
            --------------------------------------------------------------------

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

                                                          2000             1999
            --------------------------------------------------------------------
            Deferred income taxes                        $18.1            $21.6
            Other                                         10.0             13.3
            --------------------------------------------------------------------
                  Total                                  $28.1            $34.9
            --------------------------------------------------------------------

Property and Equipment

Property and equipment consisted of the following:

                                           Useful lives
                                             (in yrs.)       2000          1999
          ----------------------------------------------------------------------

          Land                                             $ 13.8       $   9.9
          Buildings and improvements          10-40          49.8          23.0
          Equipment and furniture              5-10         240.5         213.0
          Capital leases                       5-10           8.1           0.1
          Leasehold provements                   10          86.5          63.9
          ----------------------------------------------------------------------
                                                            398.7         309.9
          Less: Accumulated depreciation and
          amortization                                      137.0         111.2
          ----------------------------------------------------------------------
             Total                                         $261.7       $198.7
          ----------------------------------------------------------------------

During the year, the Company purchased its headquarters building for approximately $19.3 million. The purchase price is included in land and buildings and improvements.

Accrued Expenses

Accrued expenses consisted of the following:

                                                             2000         1999
          ----------------------------------------------------------------------

          Rent                                             $ 47.1        $ 36.2
          Taxes other than federal income taxes              22.9          13.0
          Salaries and compensated absences                  19.0          16.0
          Reserve for loss on disposal of
             discontinued operations                          2.6           3.0
          Capital expenditures                                3.9           1.1
          Restructuring reserve                               3.0           5.8
          Other                                              38.2          42.7
          ----------------------------------------------------------------------
             Total                                         $136.7        $117.8
          ----------------------------------------------------------------------

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

                                                             2000          1999
          ----------------------------------------------------------------------
          Employee benefit costs                            $40.7         $40.5
          Other                                              20.3            --
          ----------------------------------------------------------------------
             Total                                          $61.0         $40.5
          ----------------------------------------------------------------------

On September 1, 2000, the Company purchased its headquarters building for approximately $19.3 million. The Company paid approximately $9.8 million to the seller, which is included in "additions to property and equipment" in the Statement of Cash Flows and financed the remainder of the purchase price through the assumption of a 10-year term mortgage, of which $9.3 million was outstanding at December 30, 2000. Under the terms of the mortgage agreement, the Company is required to make quarterly payments of approximately $350,000, representing both principal and interest through May 1, 2010 when the mortgage will be completely paid down. The long-term portion of the mortgage is included in other long-term liabilities. At December 30, 2000, the fair market value of the mortgage was $9.6 million.

The Company entered into a capital lease with General Electric Capital Corp. ("GECC") principally for furniture and fixtures in 42 Just For Feet stores on which GECC had a secured interest at the time of the Just For Feet acquisition. The net present value of payments will be $5.9 million of which $3.9 million was paid during the year ended December 30, 2000. The long-term portion of the capital lease is included in other long-term liabilities.

Credit Facility

On May 25, 2000, the Company entered into a new 3-year, $325 million senior revolving credit facility (the "Credit Facility") with a syndicate of banks led by Fleet National Bank to support general corporate borrowing requirements. This new facility replaced a $300 million revolving credit facility, which was due to expire September 18, 2000. As of December 30, 2000, there was $74.0 million outstanding under the Credit Facility. Interest on all borrowings and a facility fee based on the aggregate commitments are determined based upon several alternative market rates available under the Credit Facility. At December 30, 2000, the weighted average interest rate on the outstanding balance was 8.1%. Up-front fees paid under this new agreement are amortized over the life of the facility on a straight-line basis. Interest expense on the Statement of Operations is shown netted against interest income of $1.4 million, $1.3 million and $2.2 million in 2000, 1999, and 1998, respectively.

The Company's Credit Facility contains various operating covenants which, among other things, impose certain limitations on the Company's ability to incur liens, incur indebtedness, merge, consolidate or declare and make dividend payments. Under the Credit Facility, the Company is required to comply with financial covenants relating to debt and interest coverage. The Credit Facility may be prepaid or retired by the Company without penalty prior to the maturity date of May 25, 2003.

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

Leases

The Company and its subsidiaries lease retail stores and warehouse and office facilities through operating leases over periods generally ranging from 5 to 15 years. The Company also leases autos, computer hardware and various equipment for shorter periods.

Net rental expense for all operating leases for each of the years in the three-year period ended December 30, 2000 was as follows:

                                        2000            1999             1998
          --------------------------------------------------------------------

          Minimum rentals             $ 92.4          $ 67.3           $ 61.9
          Contingent rentals           148.7           135.1            124.0
          --------------------------------------------------------------------
             Total                    $241.1          $202.4           $185.9
          --------------------------------------------------------------------

Contingent rent expense consists primarily of license fees assessed under the Master Agreement with Kmart which are principally based on sales. Accordingly, the future minimum rental payments disclosed below exclude future license fees to Kmart.

The Company is obligated under capital leases, covering certain equipment and furniture, that expire at various dates during the next 10 years. Amortization of assets held under capital leases is included with depreciation expense.

At December 30, 2000, the future minimum rental payments under both operating leases and capital leases, excluding lease obligations for closed stores, were as follows:

      Year                                   Capital Leases    Operating Leases
      --------------------------------------------------------------------------
        2001                                           $1.1              $ 95.7
        2002                                            1.1                94.2
        2003                                            1.1                91.9
        2004                                            0.4                86.7
        2005                                            0.4                78.8
        Thereafter                                      1.6               332.1
      --------------------------------------------------------------------------
      Total minimum lease payments                     $5.7              $779.4
      --------------------------------------------------------------------------
      Less amount representing interest (at rates
          ranging from 5.7% - 7.9%)                    $1.3
                                                       ----
      Present value of net minimum
          capital lease payments                       $4.4

      Less current installments of obligations
          under capital leases                         $1.0
                                                       ----
      Obligations under capital leases,
          excluding current installments               $3.4
                                                       ----
Income Taxes

The provision for income taxes was comprised of the following:

                                          2000             1999             1998
          ----------------------------------------------------------------------
          Federal                        $36.7            $38.2            $25.2
          State                           10.6             10.1              7.2
          ----------------------------------------------------------------------
          Total                          $47.3            $48.3            $32.4
          ----------------------------------------------------------------------

The provision for income taxes for continuing operations includes a net deferred tax benefit of $7.8 million for December 30, 2000, a net deferred tax charge of $10.2 million for January 1, 2000 and a net deferred tax benefit of $9.4 million for January 2, 1999. Reconciliations of the effective tax rates to the U.S. statutory income tax rate are as follows:

                                             2000           1999           1998
--------------------------------------------------------------------------------
Effective tax rate                           29.7%          30.9%          31.1%
State income taxes, net of
   federal tax benefit                       (4.2)          (4.2)          (4.5)
51% owned subsidiaries excluded from the
   parent's consolidated federal income
   tax return                                 8.6            8.0           11.7
Other                                         0.9            0.3           (3.3)
-------------------------------------------------------------------------------

Statutory federal income tax rate            35.0%          35.0%          35.0%
-------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax asset and liabilities for the fiscal years were as follows:

                                                          2000             1999
          ----------------------------------------------------------------------
          Deferred tax assets:
             Restructuring reserves                      $ 2.3             $ 3.5
             Inventories                                   9.7               9.9
             Postretirement benefits                      12.3              12.7
             Employee benefits                            11.1               9.4
             Other                                         2.9               5.0
          ----------------------------------------------------------------------
          Total deferred tax assets                       38.3              40.5
          ----------------------------------------------------------------------
          Deferred tax liabilities:
             Property and equipment                       11.8              14.4
             Other                                         3.7               3.2
          ----------------------------------------------------------------------
          Total deferred tax liabilities                  15.5              17.6
          ----------------------------------------------------------------------
          Net deferred tax assets                        $22.8             $22.9
          ----------------------------------------------------------------------

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

The Company has recorded $4.7 million and $1.3 million of the net deferred tax asset in noncurrent assets as of December 30, 2000 and January 1, 2000, respectively.

Based on the Company's historical taxable income and projected future taxable income over the periods which deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the net deferred tax assets.

Stock Incentive Plans

As of October 12, 1996, the Company adopted the 1996 Incentive Compensation Plan (the "Plan") and, as of March 16, 2000, the Company adopted the 2000 Equity Incentive Plan (the "Incentive Plan"). The Plan and the Incentive Plan are designed to motivate and reward officers and key employees for outstanding service by providing awards that are linked to the Company's performance and the creation of shareholder value. Under the Plan, a maximum of 3,100,000 shares, plus 10 percent of the number of any shares newly issued by the Company (excluding issuances under the Plan or any other compensation or benefit plan of the Company) may be issued in connection with stock options, restricted stock, deferred stock and other stock-based awards. Under the Incentive Plan, a maximum of 2,000,000 shares may be issued in connection with stock options, restricted stock, deferred stock and other stock-based awards.

Under both the Plan and the Incentive Plan, employee stock options may not be awarded with an exercise price less than fair market value on the date of grant. Generally, options are exercisable in installments of 20 percent beginning one year from date of grant and expire ten years after the grant date, provided the optionee continues to be employed by the Company.

The following table provides information relating to the status of, and changes in, employee stock options granted:

                                         2000                      1999
                                Employee     Average      Employee       Average
                                  Stock      Option         Stock        Option
                                 Options      Price        Options        Price
--------------------------------------------------------------------------------
Outstanding at beginning
  of year                     1,630,241       $26        1,195,580         $26
Granted                         771,650        23          512,471          26
Cancelled                      (182,261)       25          (48,150)         28
Exercised                      (411,084)       23          (29,660)         24
--------------------------------------------------------------------------------
Outstanding at end of year    1,808,546       $25        1,630,241         $26
--------------------------------------------------------------------------------
Exercisable at end of year      389,846                    486,966
--------------------------------------------------------------------------------

Deferred restricted stock units were granted to certain officers and key employees. The units vest five years from date of grant, provided the executive continues to be employed by the Company.

The following table provides information relating to the status of, and changes in, deferred restricted stock units:

                                        2000                        1999
                               Deferred      Average       Deferred      Average
                              Restricted       Unit       Restricted       Unit
                              Stock Units     Price       Stock Units     Price
--------------------------------------------------------------------------------
Outstanding at beginning
  of year                       205,124        $23          171,348        $22
Granted                          21,737         27           33,776         30
Cancelled                       (19,921)        21               --         --
Shares issued                    (4,261)        21               --         --
--------------------------------------------------------------------------------
Outstanding at end of year      202,679        $24          205,124        $23
--------------------------------------------------------------------------------

The Company recorded $0.6 million and $1.0 million as unearned compensation in 2000 and 1999, respectively, and has amortized $0.3 million, $0.9 million and $0.7 million in 2000, 1999 and 1998, respectively.

The Plan and Incentive Plan also permit the granting of deferred stock units, representing rights to receive cash and/or common stock of the Company, at the Company's discretion, based upon certain performance criteria generally over a 3-year performance period. Compensation expense related to grants under these provisions is based on the current market price of the Company's common stock at the date of grant and the extent to which performance criteria are being met.

The following table provides information relating to the status of, and changes in, these deferred stock units:

                                         2000                      1999
                                Deferred     Average      Deferred      Average
                              Stock Units  Unit Price    Stock Units  Unit Price
--------------------------------------------------------------------------------
Outstanding at beginning
  of year                        40,120       $28           27,902       $29
Granted                          15,491        24           12,218        25
Cancelled                        (5,904)       27               --        --
Shares issued                    (2,448)       27               --        --
--------------------------------------------------------------------------------
Outstanding at end of year       47,259       $27           40,120       $28
--------------------------------------------------------------------------------

The Company recorded $0.9 million and $0.8 million as unearned compensation in 2000 and 1999, respectively, and amortized $1.0 million, $0.7 million and $1.1 million in 2000, 1999 and 1998, respectively. The Company paid $0.5 million, $0.3 million, and $0.8 million in cash relating to the plan in 2000, 1999, and 1998, respectively.

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

The Plan and Incentive Plan also offer incentive opportunities based upon performance results against pre-established earnings targets and other selected measures for each fiscal year. Awards may be paid exclusively in cash or partially in deferred stock, at the Company's discretion, with a matching Footstar grant. The elective deferrals and matched amounts are deferred for a 5-year period. The amount deferred will be paid in shares.

The following table provides information relating to the status of, and changes, in deferred shares:

                                      2000                        1999
                             Deferred      Average       Deferred      Average
                              Shares     Share Price      Shares     Share Price
--------------------------------------------------------------------------------
Outstanding at beginning
  of year                     204,680        $27          153,014        $28
Granted                       171,461         24           65,996         25
Cancelled                     (14,861)        25           (4,777)        27
Shares issued                 (32,735)        26           (9,553)        27
--------------------------------------------------------------------------------
Outstanding at end of year    328,545        $25          204,680        $27
--------------------------------------------------------------------------------


The Company recorded $1.4 million and $0.6 million as unearned compensation in 2000 and 1999, respectively, and has amortized $0.3 million, $0.2 million and $0.4 million in 2000, 1999, and 1998, respectively.

Shares available for grant under the Plan totaled 650,775 and 940,262 as of December 30, 2000 and January 1, 2000, respectively. Shares available for grant under the Incentive Plan totaled 1,527,557 as of December 30, 2000.

During October 1996, the Company adopted the 1996 Non-Employee Director Stock Plan (the "Director Plan"). A total of 200,000 shares of Company common stock are reserved and available for issuance under the Director Plan. Any person who becomes an eligible director receives an initial option to purchase 2,000 shares of common stock. All options are awarded with an exercise price equal to the fair market value of the common stock on the date of grant. Generally, options are exercisable in installments of 20 percent beginning one year from date of grant and expire ten years after grant date, provided the non-employee director is still a member of the board.

The following table provides information relating to the status of, and changes in, options granted:

                                        2000                      1999
                                Stock       Average        Stock      Average
                               Options    Option Price    Options   Option Price
--------------------------------------------------------------------------------
Outstanding at beginning
  of year                      14,000        $24           14,000        $24
Granted                         2,000         37               --         --
--------------------------------------------------------------------------------
Outstanding at end of year     16,000        $26           14,000        $24
--------------------------------------------------------------------------------
Options exercisable at
  end of year                  10,400                      7,200
--------------------------------------------------------------------------------

The Director Plan also provides for automatic grants of 2,000 stock units ("Stock Units") to each non-employee director on the date of each annual meeting of the Company's shareholders. Each Stock Unit represents the right to receive 1 share of Company common stock at the end of a specified period and vests 6 months and a day after the grant date. 50 percent of such Stock Units are payable upon vesting, provided the non-employee director has not ceased to serve as a director for any reason other than death, disability or retirement. The remaining 50 percent of such Stock Units are payable upon the latter of ceasing to be a director or attaining age 65, provided that settlement of such Stock Units shall be accelerated in the event of death, disability or a change in control.

The following table provides information relating to the status of, and changes in, Stock Units:

                                       2000                        1999
                                Stock       Average          Stock      Average
                                Units      Unit Price        Units    Unit Price
--------------------------------------------------------------------------------
Outstanding at beginning
  of year                      34,000         $31           28,000        $30
Granted                        14,000          38           12,000         35
Shares issued                  (3,000)         38           (6,000)        34
--------------------------------------------------------------------------------
Outstanding at end of year     45,000         $33           34,000        $31
--------------------------------------------------------------------------------

Shares available for grant under the Director's Plan totaled 112,229 and 131,426 as of December 30, 2000 and January 1, 2000, respectively.

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

Of the 1.8 million outstanding stock options under the Plan, Incentive Plan and Director Plan, 93 percent have an exercise price between $21 and $32. The average price of all stock options is $25 with an average life of approximately 8 years, and 22 percent exercisable at the end of the year.

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

                                                             2000          1999
     ---------------------------------------------------------------------------
     Net income:
       Reported                                             $60.4         $65.8
          As adjusted for SFAS 123                           55.5          61.3
     ---------------------------------------------------------------------------
     Earnings per share:
        Basic:
          Reported                                         $ 3.03         $ 3.05
          As adjusted for SFAS 123                           2.79           2.84
        Diluted:
          Reported                                           2.97           3.00
          As adjusted for SFAS 123                           2.73           2.80
     ---------------------------------------------------------------------------

The fair value of options granted during 2000, 1999 and 1998 was $12.28, $12.55 and $13.87, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                           2000             1999           1998
     ---------------------------------------------------------------------------
     Expected volatility                   45.0%            40.0%          35.0%
     Expected life in years                 6.0              6.0            6.0
     Risk-free interest rate                6.6              5.4            5.5
     Assumed forfeiture rate                0.0              0.0            0.0
     ---------------------------------------------------------------------------

During 1997, the Company adopted an Associate Stock Purchase Plan to provide substantially all employees who have completed one year of service an opportunity to purchase shares of its common stock through payroll deductions, up to 10 percent of eligible compensation. Quarterly, participant account balances are used to purchase shares of stock at 85 percent of the lower of the fair market value of the shares at the beginning of the offering period or the purchase date. A total of 1,600,000 shares are available for purchase under the plan. There were 75,683, 82,185, and 56,199 shares purchased under this plan in fiscal 2000, 1999, and 1998, respectively.

Treasury Stock

From May 1997 through the end of fiscal year 2000, the Company's Board of Directors authorized five stock repurchase programs of approximately 3,050,000, 3,000,000, 2,450,000, 2,210,000 and 2,000,000 shares. As of December 30, 2000, an aggregate of 11,218,200 shares for an aggregate purchase amount of $325.3 million, or approximately 37 percent of the total common stock outstanding prior to the repurchase programs, have been repurchased in the open market. The treasury shares may be used for the exercise of employee stock options and for other corporate purposes.

The following table shows a rollforward of the common stock repurchased during the two years ended December 30, 2000:

                                                         Average    Aggregate
                                     Common Stock       Purchase     Purchase
                                     Repurchased          Price       Amount
     Total shares repurchased
        at January 2, 1999            7,068,825          $28.41       $200.8
     --------------------------------------------------------------------------
     1999 Activity:
        Program 3                     1,431,175           24.42         35.0
        Program 4                     2,010,300           34.63         69.6
     --------------------------------------------------------------------------
     Total 1999 Activity              3,441,475           30.38        104.6
     --------------------------------------------------------------------------
     Total shares repurchased
        at January 1, 2000           10,510,300          $29.05       $305.4
     --------------------------------------------------------------------------
     2000 Activity:
        Program 4                       199,700           26.34          5.3
        Program 5                       508,200           28.81         14.6
     --------------------------------------------------------------------------
     Total 2000 Activity                707,900           28.11         19.9
     --------------------------------------------------------------------------
     Total shares repurchased
       at December 30, 2000          11,218,200          $28.99       $325.3
     --------------------------------------------------------------------------

Additionally, during 2000 the Company issued 563,906 shares out of treasury for its stock incentive plans at an average price of $28.99.

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

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (Tabular dollars in millions, except share and per share amounts)

Contributions to the plan by the Company for both profit sharing and matching of employee contributions were approximately $3.8 million, $2.8 million and $2.6 million for the fiscal years 2000, 1999 and 1998, respectively.

Postretirement Benefits

The Company provides postretirement health benefits for retirees who meet certain eligibility requirements.

The following table represents the Company's change in benefit obligations:

                                                      2000                1999
     --------------------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation at beginning of year         $17.4               $17.8
     Service cost                                      0.3                 0.3
     Interest cost                                     1.3                 1.2
     Amendments                                         --                (1.0)
     Actuarial loss                                    0.6                 0.1
     Net benefits paid (net of
       participant  contributions)                    (1.3)               (1.0)
     --------------------------------------------------------------------------
     Benefit obligation at end of year               $18.3               $17.4
     Unrecognized net actuarial gain                   5.4                 6.4
     Unrecognized prior service cost                   8.5                 9.4
     --------------------------------------------------------------------------
     Accrued benefit cost                            $32.2               $33.2

                                                      2000                1999
     --------------------------------------------------------------------------
     Weighted-average assumptions as of
       December 31
     Discount Rate                                     7.5%                7.5%
     --------------------------------------------------------------------------

For measurement purposes, an 8.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.0 percent for 2007 and remain at that level thereafter.

                                                            2000          1999
     --------------------------------------------------------------------------
     Components of net periodic benefit cost
     Service cost                                           $0.3           $0.3
     Interest cost                                           1.3            1.2
     Amortization of prior service cost                     (1.0)          (1.0)
     Recognized net actuarial gain                          (0.4)          (0.3)
     --------------------------------------------------------------------------
     Net periodic benefit cost                              $0.2           $0.2
     --------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                            1-Percentage     1- Percentage point
                                           point increase          decrease
     ---------------------------------------------------------------------------
     Effect on total of service and
       interest cost components                 0.2                  (0.2)
     Effect on postretirement benefit
       obligation                               2.3                  (1.9)
     ---------------------------------------------------------------------------

Meldisco's Relationship with Kmart

For the fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999, Meldisco's Kmart operations represented 98.5 percent, 98.0 percent, and
96.9 percent of Meldisco's net sales, respectively. These operations represented
57.7 percent, 64.5 percent, and 62.3 percent, respectively, of the Company's consolidated net sales during the same periods. The business relationship between Meldisco and Kmart is very significant to the Company and the loss of Meldisco's Kmart operations would have a material adverse effect on the Company.

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

Supplemental Executive Retirement Plan

The Company has an unfunded Supplemental Executive Retirement Plan ("SERP"). Expense related to the SERP was $1.3 million, $1.1 million, and $0.9 million in fiscal years 2000, 1999 and 1998, respectively.

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

Supplemental Cash Flow Information

Cash payments for income taxes and interest for the 3 years ended December 30, 2000, January 1, 2000, and January 2, 1999 were as follows:

                                         2000              1999            1998
     ---------------------------------------------------------------------------
     Income taxes                       $45.6             $37.8           $43.6
     Interest                            11.3               3.6             3.2
     ---------------------------------------------------------------------------

On September 1, 2000, the Company purchased its headquarters building for approximately $19.3 million. The Company paid approximately $9.8 million to the seller, which is included in "additions to property and equipment" in the Statement of Cash Flows. The Company satisfied the remainder of the purchase price through the noncash assumption of the seller's outstanding mortgage obligation of approximately $9.5 million.

During 2000, the Company entered into a capital lease with GECC principally for furniture and fixtures in 42 Just For Feet stores on which GECC had a secured interest at the time of the Just For Feet acquisition. The net present value of payments was $5.9 million, of which $3.9 million was paid during the year ended December 30, 2000.

Subsequent Events

J. Baker, Inc. Acquisition

Effective as of February 4, 2001, the Company completed the acquisition of the footwear assets of J. Baker, Inc. and its subsidiaries in a transaction to be accounted for as a purchase for approximately $59.0 million. On the day of acquisition, the business operated 1,163 licensed footwear departments under 13 agreements with retail chains including Ames, Roses, Stein Mart and Spiegel. Assets purchased included inventory, store fixtures, intellectual property and license agreements.

Loss on Investment

As a consequence of several events in February 2001, including the withdrawal of support from a major media partner and multiple potential investors, the Company has determined that its investment of $3.0 million in HoopsTV.com is unrecoverable.

Although these events occurred after the balance sheet date of December 30, 2000, the Company has concluded these events provide additional evidence with respect to conditions that existed at the balance sheet date. Accordingly the carrying value of its investment is impaired and the impairment charge is recorded in the Company's fiscal 2000 financial results.

The impact of this noncash charge, which is shown as a loss on investment in the Consolidated Statement of Operations, reduced the Company's operating income by $3.0 million. The after tax impact of this noncash charge is $2.0 million or $0.09 per share (diluted) and $0.10 per share (basic).

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
                          (tabular dollars in millions)

SEGMENT INFORMATION
The Company is a retailer conducting business through retail stores in two reportable business segments: discount and family footwear (Meldisco) and athletic footwear and apparel (Footaction and Just For Feet). Information about operations for each of these segments is summarized as follows:


                                                              2000              1999                1998
----------------------------------------------------------------------------------------------------------
Meldisco:
   Net sales                                               $1,310.1           $1,236.7           $1,174.8
   Operating profit(3,4)                                      154.9              133.4              105.7
   Identifiable assets at year-end(1)                         200.8              319.7              330.3
   Depreciation and amortization                               14.6               14.0               13.8
   Additions to property and equipment                          3.1                6.3               11.3
Athletic:
   Net sales                                                  927.0              643.3              654.3
   Operating profit(2,3,4)                                     26.5               32.3                7.8
   Identifiable assets at year-end                            437.9              238.5              298.1
   Depreciation and amortization                               24.9               20.5               19.6
   Additions to property and equipment                         21.0                8.6               42.0
Corporate:
   General corporate expense(2,3,4)                           (12.1)              (7.1)              (8.9)
   Identifiable assets at year-end(1)                         133.9               46.1               46.6
   Depreciation and amortization                                0.5                0.2                0.1
   Additions to property and equipment                         17.1                8.2                5.3
Consolidated:
   Net sales                                                2,237.1            1,880.0            1,829.1
   Operating profit(2,3,4)                                    169.3              158.6              104.6
   Interest expense (income), net                              10.2                2.3                0.6
----------------------------------------------------------------------------------------------------------
   Earnings before income taxes and minority interests       $159.1             $156.3             $104.0
----------------------------------------------------------------------------------------------------------
Identifiable assets at year-end                               772.6              604.3              675.0
Assets of discontinued operations                               1.1                7.9               10.4
----------------------------------------------------------------------------------------------------------
Total assets at year-end                                     $773.7             $612.2             $685.4
----------------------------------------------------------------------------------------------------------
Depreciation and amortization                                  40.0               34.7               33.5
Total additions to property and equipment                     $41.2              $23.1              $58.6
----------------------------------------------------------------------------------------------------------


Operating profit is defined as total revenues less operating expenses. Identifiable assets include those assets directly related to each segment's operations.

(1) During 2000, the Company moved its property, plant and equipment associated with its distribution centers to Corporate. In previous years these assets were reported as part of the Meldisco segment.

(2) 2000 includes a reversal of the 1998 restructuring charge of $0.9 million at athletic and a loss on investment of $3.0 million at Corporate. Excluding this reversal and loss on investment, operating profit for the fiscal year ended 2000 would have been $25.6 million for athletic and $171.4 million for the consolidated Company.

(3) 1999 includes special charges recorded in connection with the Company's restructuring and other one-time charges. Excluding these charges, operating profit for the fiscal year-ended 1999 would have been $29.0 million for athletic, ($8.5) million for Corporate and $153.9 million for the consolidated Company.

(4) 1998 includes special charges recorded in connection with the Company's restructuring and other one-time charges. Excluding these charges, operating profit for the fiscal year ended 1998 would have been $108.5 million for Meldisco, $39.4 million for athletic, ($8.9) million for Corporate and $139.0 million for the consolidated Company.

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES
                   Notes to Consolidated Financial Statements
        (tabular dollars in millions, except share and per share amounts)



SUMMARY OF QUARTERLY RESULTS --UNAUDITED
Summary data for the years ended December 30, 2000 and January 1, 2000 is as follows:


                                 1st Qtr           2nd Qtr       3rd Qtr(1)       4th Qtr(2)              Total
---------------------------------------------------------------------------------------------------------------
Net sales
2000                              $439.7            $589.4           $592.7           $615.3           $2,237.1
1999                               439.1             479.0            470.2            491.7            1,880.0
---------------------------------------------------------------------------------------------------------------
Gross profit
2000                              $127.1            $192.0           $193.8           $193.9             $706.8
1999                               124.2             157.7            147.9            155.7              585.5
---------------------------------------------------------------------------------------------------------------
Income from continuing
   operations
2000                                $2.8             $15.4            $24.6            $17.6              $60.4
1999                                 8.5              18.5             18.0             18.4               63.4
---------------------------------------------------------------------------------------------------------------
Net income
2000                                $2.8             $15.4            $24.6            $17.6              $60.4
1999                                 8.5              18.5             18.0             20.8               65.8
---------------------------------------------------------------------------------------------------------------
    Earnings per share(3)
    2000 Basic
      Continuing operations       $ 0.14             $0.78            $1.24            $0.88              $3.03
      Net income                    0.14              0.78             1.24             0.88               3.03
    2000 Diluted
      Continuing operations       $ 0.14             $0.76            $1.21            $0.86              $2.97
      Net income                    0.14              0.76             1.21             0.86               2.97
    1999 Basic
      Continuing operations       $ 0.38             $0.84            $0.85            $0.89              $2.94
      Discontinued operations         --                --               --             0.12               0.11
      Net income                    0.38              0.84             0.85             1.01               3.05
    1999 Diluted
      Continuing operations       $ 0.38             $0.83            $0.83            $0.88              $2.89
      Discontinued operations         --                --               --             0.11               0.11
      Net income                    0.38              0.83             0.83             0.99               3.00


-------------------------------------------------------------------------------
(1) In 2000, the Company recorded a reversal of the 1998 restructuring charge relating to lease obligations for Footaction closed stores of $0.9 million pre-tax.

--------------------------------------------------------------------------------
(2) In 1999, the Company reversed restructuring and asset impairment charges of $4.7 million, net relating to both the reversal of lease obligations in connection with the 1998 closed store restructuring charge and the reversal of transition costs related to the 1997 warehouse and service center consolidation plan, partially offset by asset impairment charges as a result of the 1999 asset impairment review of Footaction stores. In the fourth quarter of 1998, the Company had announced plans to close approximately 30 underperforming Footaction stores, reconfigure Footaction merchandise assortments, refine store layouts and exit Meldisco's Central European business. In connection with these actions, the Company recorded a pre-tax charge of $34.4 million.

--------------------------------------------------------------------------------
(3) Computations for each quarter or other period are independent. Earnings per share data would neither be restated retroactively nor adjusted currently to obtain quarterly (or other period) amounts to equal the amount computed for the year to date due to fluctuations in stock price and the application of the treasury stock method for determining the dilutive effect of stock options.
--------------------------------------------------------------------------------

Market Information - Unaudited

The Company's common stock is listed on the New York Stock Exchange under the trading symbol "FTS." As of December 30, 2000, the closing price of the Company's stock was $49.50. As of year-end 2000, there were 3,354 shareholders of record. Additional information concerning the 2000 and 1999 market prices of the Company's common stock is set forth in the following table:

                                                  Stock Trading Price
                               -------------------------------------------------
                                      2000                           1999
     ---------------------------------------------------------------------------
     Quarter                    High        Low               High        Low
     ---------------------------------------------------------------------------
     First                     $29.50     $21.38             $32.63      $23.19
     Second                     38.81      28.56              41.00       29.81
     Third                      38.25      29.50              39.19       31.94
     Fourth                     50.75      31.13              36.13       26.63
     ---------------------------------------------------------------------------

                     FOOTSTAR, INC. and SUBSIDIARY COMPANIES

FIVE-YEAR HISTORICAL FINANCIAL SUMMARY

(dollars in millions)                 2000         1999        1998          1997       1996
-----------------------------------------------------------------------------------------------
Statement of Operations Data
Net sales                            $2,237.1    $1,880.0    $1,829.1     $1,794.9    $1,672.3
Cost of sales                         1,530.3     1,294.5     1,278.0      1,240.8     1,144.7
-----------------------------------------------------------------------------------------------
Gross profit                            706.8       585.5       551.1       554.1        527.6
Store operating, selling, general
    and administrative expenses         495.4       396.9       386.3       371.1        355.5
Depreciation and amortization            40.0        34.7        33.5        33.5         24.8
Loss on investment                        3.0          --          --          --           --
Restructuring and asset
    impairment charges                   (0.9)       (4.7)       26.7        15.7           --
-----------------------------------------------------------------------------------------------
Operating profit(1)                     169.3       158.6       104.6       133.8        147.3
Interest expense (income), net           10.2         2.3         0.6        (2.1)       (14.4)
Provision for income taxes               47.3        48.3        32.4        41.3         54.6
Minority interests in net income         51.4        44.6        38.1        36.0         36.0
Earnings (loss) from discontinued
    operations,  net(2)                               2.4         --         21.4        (52.8)
-----------------------------------------------------------------------------------------------
Net income                           $   60.4    $   65.8    $   33.5     $  80.0     $   18.3
-----------------------------------------------------------------------------------------------
Balance Sheet Data
Current assets:
Cash and cash equivalents            $   14.3    $   31.8    $   49.1    $  152.2     $  164.6
Inventories                             360.6       271.3       280.2       284.5        281.9
Other                                    82.3        77.7       101.4        92.3        137.6
-----------------------------------------------------------------------------------------------
Total current assets                    457.2       380.8       430.7       529.0        584.1
Property and equipment, net             261.7       198.7       217.3       201.9        197.0
Other assets                             54.8        32.7        37.4        40.1         44.9
-----------------------------------------------------------------------------------------------
Total assets                            773.7       612.2       685.4       771.0        826.0
----------------------------------------------------------------------------------------------
Current liabilities                     306.7       229.5       268.8       243.9        324.7
Other liabilities                        61.0        40.5        45.5        59.5         52.1
Minority interests in subsidiaries       81.6        74.3        67.8        65.1         65.0
----------------------------------------------------------------------------------------------
Total liabilities                       449.3       344.3       382.1       368.5        441.8
----------------------------------------------------------------------------------------------
Shareholders' equity                    324.4       267.9       303.3       402.5        384.2
-----------------------------------------------------------------------------------------------
Total liabilities and equity         $  773.7    $  612.2    $  685.4    $  771.0     $  826.0
-----------------------------------------------------------------------------------------------

(1) Amounts in 2000, 1999, 1998 and 1997 reflect certain non-recurring special charges. Operating profit in 2000, 1999, 1998, and 1997 excluding the effect of these charges would have been $171.4 million, $153.9 million, $139.0 million, $149.5 million, respectively. See "Management's Discussion and Analysis."
(2) The Company recorded a pre-tax charge of $85.0 million in the first quarter of 1996 for the discontinuation of Thom McAn. The Company reversed $3.8 million ($2.4 million after taxes) and $34.0 million ($21.4 million after taxes) of this pre-tax charge in 1999 and 1997, respectively.
      --------------------------------------------------------------------------